    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------
                          AMERICANGREETINGS.COM, INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             5947                            34-1897703
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                               ONE AMERICAN ROAD
                             CLEVELAND, OHIO 44144
                                 (216) 252-7300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                                JOHN M. KLIPFELL
                            CHIEF EXECUTIVE OFFICER
                               ONE AMERICAN ROAD
                             CLEVELAND, OHIO 44144
                                 (216) 252-7300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------
                                   Copies to:

           STEPHEN GOLD                    MARK A. BERTELSEN                   KEVIN P. KENNEDY
      GORDON & GLICKSON LLC                  WILSON SONSINI                  SHEARMAN & STERLING
 444 NORTH MICHIGAN AVENUE, SUITE          GOODRICH & ROSATI                 1550 EL CAMINO REAL
               3600                        650 PAGE MILL ROAD            MENLO PARK, CALIFORNIA 94025
     CHICAGO, ILLINOIS 60611          PALO ALTO, CALIFORNIA 94304               (650) 330-2200
          (312) 321-1700                     (650) 493-9300

                             ----------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ----------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF SECURITIES                      AGGREGATE                AMOUNT OF
                      TO BE REGISTERED                          OFFERING PRICE(1)       REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------
Class A Common stock, par value $.001 per share.............       $60,000,000                $16,680
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Includes     shares of Class A Common Stock which the Underwriters may
    purchase solely to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
                             ----------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED             , 1999

PROSPECTUS
----------                                    SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK
                            -----------------------
          This is AmericanGreetings.com's initial public offering of Class A
common stock. The underwriters will offer      shares of Class A common stock.

          We expect the public offering price to be between $          and
$     per share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the Class A common stock will be quoted on the Nasdaq National Market under the symbol "AGCM."

          INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                            -----------------------

                                                                      PER SHARE           TOTAL
                                                                      ---------           -----
        Public offering price......................................       $                 $
        Underwriting discount......................................       $                 $
        Proceeds, before expenses, to AmericanGreetings.com........       $                 $

          The underwriters may also purchase up to an additional      shares at
the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares of Class A common stock will be ready for delivery in New
York, New York on or about             , 1999.
                            -----------------------

MERRILL LYNCH & CO.

                CIBC WORLD MARKETS

                                                    VOLPE BROWN WHELAN & COMPANY
                            -----------------------
               The date of this prospectus is             , 1999.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

INSIDE FRONT COVER ARTWORK

[picture of people]

[rose logo]

[logo: americangreetings.com]

[text: Online Greetings and Social Expression content for All the People of the Virtual Community]

INSIDE GATEFOLD ARTWORK

[picture of AmericanGreetings.com's Web site]

[text: Online Greetings: Thousands of electronic animated and interactive greetings]

[text: Create and Print: Thousands of paper greetings that you personalize and print at home or office]

[text: Fun: Dozens of daily and weekly fun comix and cartoons that you can enjoy yourself or print or e-mail to friends to share]

[text: Paper Cards: Thousands of paper cards that you personalize and order, and we print and mail for you]

[text: Gifts and Services: Address books, reminder services, special discounts and customer service]

     You should rely on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                             ----------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     5
Use of Proceeds.............................................    20
Dividend Policy.............................................    20
Capitalization..............................................    21
Dilution....................................................    22
Selected Financial Data.....................................    23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    24
Business....................................................    35
Management..................................................    49
Executive Compensation......................................    52
Related Party Transactions..................................    55
Principal Stockholders......................................    61
Description of Capital Stock................................    62
Shares Eligible for Future Sale.............................    67
Underwriting................................................    69
Legal Matters...............................................    71
Experts.....................................................    72
Where You Can Find More Information.........................    72
Index to Financial Statements...............................   F-1

     The following are trademarks of American Greetings Corporation and its subsidiaries: American Greetings with rose design(R), AmericanGreetings.com, AG.com and CreataCard(R). All other trademarks and service marks are the property of their respective owners.

                               PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, including the more detailed information regarding our business and our financial statements and the notes to such financial statements.

                                  OUR COMPANY

     We are a leading Web-based provider of greetings and other social expression content aimed at expanding individuals' ability to communicate and express themselves online. Our destination Web site offers users access to over 9,000 greetings and other social expression products, one of the largest selections on the Web today. Our online products consist of static postcards, animated and interactive online greetings, customized printable greeting cards, cartoons and games. We are able to provide users with this comprehensive selection through our in-house team of experienced creative specialists, third party licensees and our relationship with our parent, American Greetings, the world's largest publicly-traded greeting card company. Our relationship with American Greetings provides us with access to its library of approximately one million images and lines of verse as well as the American Greetings brand name online. Users visiting our Web site can view, personalize and send from a competitive selection of free greetings and social expression products while paid subscription users have unlimited access to our complete online selection. In addition to subscriptions, we currently generate revenues from the sale of advertising on our Web site, and by licensing our trademark and a portion of our content to Mindscape, a division of Mattel, for inclusion in personal creativity software.

     We began providing consumers with online greetings in 1995 when we introduced our own Web-based service. Since then, our traffic has grown significantly and on a combined basis, our Web properties at www.americangreetings.com or www.ag.com and on AOL keyword: American Greetings ranked as the seventh most visited shopping site on the Internet and in the top 50 of the Web's most heavily trafficked sites in June 1999, according to Media Metrix, an Internet and digital media measurement company. For the month of June 1999, we had over four million unique visitors and over 32 million total page views. At June 30, 1999, we had over 400,000 subscribers. In addition, two of our American Greetings branded software titles were ranked in the top five of the personal productivity category for the month of June 1999, according to PC Data.

     To help draw additional traffic to our Web site, we have entered into preferred distribution agreements with several leading Internet service and content providers, including AOL, Yahoo! and Lycos Network. In particular, under our agreement with AOL, which extends through December 31, 2004, we are the exclusive provider, with limited exceptions, of online greeting products and services on the following AOL brands: AOL, AOL.com, ICQ, Netscape Netcenter, Compuserve and Digital City. Our products and services will also be offered on AOL international services in Canada, the United Kingdom, Australia, Japan, Germany and France. Additionally, we have created a network of remote store fronts across the Internet by creating direct links with over 13,000 affiliate Web sites.

OUR MARKET OPPORTUNITY

     Over the past 100 years, greeting cards have become almost universally accepted as a means of social expression and communication. In 1998 alone, approximately 24 greeting cards were received per capita in the United States, according to the Greeting Card Association of America. With the growth of the Internet as a medium for communications, we believe that online greetings and other social expression content will also become a social norm for the growing number of online users worldwide. We believe that the following are meaningful advantages we have relative to other providers of online greetings:

     - the well known American Greetings brand name and its market tested content;

     - the largest selection of online greetings and other social expression products;

     - a wide variety of types of products and delivery methods such as e-mail, mail and print at home;

     - an array of helpful and useful services, including an online address book and reminder service; and

     - an ability to provide advertisers with highly targeted online audiences.

OUR STRATEGY

     Our objective is to become the premier site worldwide for users to fulfill their online greetings and social expression needs. Our strategy includes the following key elements:

     - continually broaden and enhance our content, product and service offerings by targeting specific demographic and common interest groups and continually adding current, topical content;

     - strengthen our distribution partnerships with major Internet content and service providers through close integration, co-branding and joint marketing programs;

     - aggressively build our brand and increase traffic through online and traditional advertising;

     - significantly expand the number of advertisers and e-commerce partners on our Web sites through our own sales team as well as third party sales organizations such as AOL and Phase2Media; and

     - expand our current offerings of culturally-tailored content into other foreign languages and cultures and create local versions of our Web site for foreign markets.

     AmericanGreetings.com, Inc. is a subsidiary of American Greetings Corporation and was incorporated in June 1999 as a successor to American Greetings Corporation's online greetings and social expression operations. From July 1995 to June 1999, our operations were carried out through American Greetings and its wholly-owned subsidiaries. The online greetings and social expression operations of American Greetings Corporation will be transferred to AmericanGreetings.com, Inc. pursuant to a formation agreement that we will enter into with American Greetings prior to the closing of this offering. "We" and "AmericanGreetings.com" in this prospectus refers to the online greetings and social expression operations of American Greetings prior to our separation from American Greetings. Our address is One American Road, Cleveland, Ohio 44144, and our telephone number is (216) 252-7300. Our Web site is located at http://www. AmericanGreetings.com. We do not intend and you should not assume that information contained in our Web site is part of this prospectus.

                                 THIS OFFERING

Class A common stock
offered by us..............            shares

Common stock outstanding
after the offering:

  Class A common stock.....            shares(1)

  Class B common stock.....            shares

Use of proceeds............  For general corporate purposes, principally working capital, capital expenditures, royalties to our parent and payments under our agreements with our distribution partners. A portion of the net proceeds may also be used for acquisitions of other companies, assets, products and technologies that are complementary to our business, although we have no commitments with respect to such acquisitions, to acquire or make investments in additional businesses, products and technologies.

Voting Rights..............  The shares of Class A common stock and Class B common stock are identical in all respects, except:

                               - Shares of Class A common stock will be entitled
                                 to one vote per share while shares of Class B common stock will be entitled to ten votes per share, and

                               - Class B common stock may be converted into
                                 Class A common stock at any time on a
                                 one-for-one basis.

                             Following the offering, our parent will own all of the shares of our Class B common stock and will have more than 90% of the combined voting power of our common stock. See "Description of Capital Stock" for more information about our Class A and Class B common stock.

Proposed Nasdaq National
Market symbol..............  AGCM
---------------

(1) Excludes options to purchase      shares of Class A common stock reserved
    under our 1999 Stock Option Plan subsequent to June 30, 1999. As of
                , 1999 options for      shares of Class A common stock at a
    weighted average price of $     per share were outstanding under our 1999
    Stock Option Plan. See "Executive Compensation -- Employee Benefit
    Plans -- 1999 Stock Option Plan."

                             SUMMARY FINANCIAL DATA

     The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The following tables set forth our historical summary data for the three years ended February 28, 1999 and the unaudited financial information for the four month and six month periods ended June 30, 1998 and 1999. Effective March 1, 1999, we changed our fiscal year-end to a calendar year-end. The data for the six months ended June 30 have been included to reflect the results had our operations been reported on a calendar year basis for both of the periods presented. See Note A of our notes to financial statements. These data, other than the data as of and for the four and six months ended June 30, 1998 and June 30, 1999, have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus.

                                                                                        FOUR MONTHS       SIX MONTHS
                                                            FISCAL YEARS ENDED             ENDED             ENDED
                                                               FEBRUARY 28,              JUNE 30,          JUNE 30,
                                                        ---------------------------   ---------------   ---------------
                                                         1997      1998      1999      1998     1999     1998     1999
                                                        -------   -------   -------   ------   ------   ------   ------
                                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues..........................................  $ 1,036   $ 3,882   $12,347   $2,972   $6,247   $4,050   $9,241
Gross profit..........................................        2     1,963    10,724    2,400    4,735    2,888    7,335
Operating expenses....................................    3,629     3,777     8,041    1,936    4,865    2,550    6,952
Income (loss) before benefit (provision) for income
  taxes...............................................   (3,627)   (1,814)    2,683      464     (130)     338      383
Net income (loss).....................................   (2,383)   (1,179)    1,717      297      (84)     215      245

     The following table sets forth a summary of our balance sheet at June 30, 1999:

     - on an actual basis;

     - on a pro forma basis to give effect to the contribution to capital by American Greetings of its net advances and $50.0 million in cash; and

     - on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of shares of Class A common stock in this
       offering at an assumed initial public offering price of $          per
       share.

                                                                        JUNE 30, 1999
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    --    $50,000      $
Working capital.............................................    3,319     53,319
Total assets................................................   11,300     61,300
Stockholders' equity (deficit)..............................   (2,252)    55,206

     In July and August of 1999, we entered into agreements with AOL and Yahoo! that will require us to make aggregate payments of $108.0 million to these parties through December 31, 2004. These payments will be recognized as sales and marketing expenses over the terms of these agreements.

     The pro forma balance sheet data above is as of June 30, 1999 and therefore excludes the net amount of $17.6 million paid to AOL and Yahoo! during August 1999 in connection with our distribution agreements with them. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  RISK FACTORS

     Investing in the Class A common stock will provide you with an equity ownership interest in us. As a stockholder of our company, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, the competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the risks described below before making an investment decision.

RISKS RELATED TO OUR BUSINESS

WE HAVE NO HISTORY AS AN INDEPENDENT COMPANY AND WE MAY NOT BE SUCCESSFUL IN OPERATING AS A SEPARATE COMPANY.

     We do not have an operating history as an independent company. Our business could suffer if American Greetings Corporation, our parent, fails to adequately provide us services or if we fail to develop systems of our own. We currently rely on our parent in large part to provide accounting, facilities management, procurement, human resources, administrative, legal and other services and will likely continue to receive such services pursuant to intercompany agreements between us and our parent. We intend to develop the operational, administrative and other systems and infrastructure necessary to support our current and future business on an independent basis, but we may not be successful.

BECAUSE WE HAVE NO HISTORY AS AN INDEPENDENT COMPANY, OUR FINANCIAL STATEMENTS ARE BASED ON ASSUMPTIONS AND ALLOCATIONS THAT MIGHT NOT BE INDICATIVE OF THE LEVELS OF EXPENSES THAT WOULD HAVE RESULTED HAD WE BEEN OPERATING AS A SEPARATE COMPANY.

     The historical financial statements contained in this prospectus include allocations for administrative and other expenses incurred by our parent for services rendered to AmericanGreetings.com. While we believe such allocations to be reasonable, they are not necessarily indicative of the levels of expenses that would have resulted had we actually been operating as a separate company. As a result, our estimate of our allocated share of expenses included in the financial statements might not provide investors with accurate information regarding our historical performance or our future financial prospects had we been operating as a separate company. We have also relied on our parent to provide financing for our operations. Therefore, you should not rely on our cash flows to date as indicative of the cash flows that would have resulted had AmericanGreetings.com been operating as an independent company during the periods presented.

IF WE ARE UNSUCCESSFUL IN IMPLEMENTING RECENT CHANGES MADE TO OUR PRODUCT OFFERING, OR IN DEVELOPING AND MARKETING NEW PRODUCTS WE INTEND TO OFFER, OUR BUSINESS, PROSPECTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED.

     We have recently begun offering visitors to our Web site and Web sites co-branded with our distribution partners an offering of online greetings and other products and services free of charge. Our goal in making this offering is to attract additional visitors to our Web site and co-branded sites with our distribution partners. We intend to sell advertising on our Web site to support our free offerings. We also intend to continue to explore opportunities to offer, for a fee, complementary products and services of other companies on our Web site. The lack of market acceptance of our efforts to implement changes to our product offering, or our inability to generate satisfactory incremental revenues from new products to offset their cost could seriously harm our business, prospects and financial condition.

REVENUES FROM OUR SUBSCRIPTIONS MAY DECLINE AS A RESULT OF THE INTRODUCTION OF OUR FREE PRODUCT OFFERINGS.

     As result of the introduction of our free product offerings, the number of our subscribers and revenues from such subscriptions could decline. Our subscribers may simply elect to use our free products rather than renewing their subscriptions. If our free product offerings do not attract a sufficient number of additional visitors to our Web site and co-branded Web sites with our distribution partners for us to derive sufficient advertising revenue to offset such decline in revenues, our business could be harmed.

PRICES FOR PERSONAL CREATIVITY SOFTWARE ARE DECREASING. IF THE SOFTWARE COMPANY TO WHOM WE LICENSE OUR CONTENT IS UNABLE TO EFFECTIVELY MANAGE SUCH PRICE DECLINES AND OTHER COMPETITIVE SITUATIONS, THE ROYALTIES WE EARN FROM LICENSING OUR CONTENT TO THIS COMPANY WILL DECREASE.

     We are currently dependent on Mindscape, a subsidiary of Mattel and the company to whom we license a portion of our content for inclusion in their personal creativity software, for a significant portion of our revenues. Royalty revenue from our content and trademark licensees accounted for 70% of our revenue in fiscal year 1998, 52% of our revenue in fiscal year 1999 and 36% of our revenue for the six months ended June 30, 1999. As a result of increased competition among manufacturers of personal creativity software, prices have fallen over the past several years. If Mindscape is unable to effectively manage such price declines or other competitive situations, the royalties we earn from licensing this content to Mindscape will decrease. Additionally, because we recognize our revenue at the time Mindscape delivers its software to the retailer, there is a risk that our products will build up in retail distribution channels, resulting in a sudden decrease in orders from retailers. In addition, we have recently introduced a number of new products, some of which allow our online subscribers to print online greetings and personal creativity products at home. Each of these developments may decrease demand for personal creativity software and accordingly decrease royalties we receive for sales of such software.

WE DERIVE A SIGNIFICANT PORTION OF OUR ONLINE VISITORS AND USERS THROUGH OUR AGREEMENTS WITH OUR DISTRIBUTION PARTNERS. THESE AGREEMENTS REQUIRE US TO PAY SIGNIFICANT AMOUNTS OF MONEY TO THESE PARTNERS AND THESE ARRANGEMENTS MIGHT NOT GENERATE A SUFFICIENT AMOUNT OF REVENUE TO OFFSET THEIR EXPENSE.

     We have entered into various agreements with Internet service and content providers, including AOL, Yahoo! and Lycos, to attract users from these Internet service and content providers. These distribution relationships resulted in 88% of traffic to our Web site for the six months ended June 30, 1999. Our distribution agreements with AOL and Yahoo! require us to make minimum aggregate payments of $108 million to these parties through December 31, 2004. Our ability to generate revenues to offset these payments will depend, in large part, on the increased traffic, purchases, advertising and sponsorships that we expect to generate through such distribution partners. While many of these agreements contain exclusivity features, our exclusivity is subject to exceptions. We entered into some of these relationships over the past few years. We entered into others, including Yahoo! much more recently, and recently we substantially renegotiated our relationship with AOL. Accordingly, our historical financial statements included in this prospectus may not allow you to accurately predict our future sales and marketing expenses and accordingly might not provide an accurate indication of our future results of operations. In addition, we cannot assure you that any of these agreements will be maintained beyond their initial terms or that additional third-party agreements will be available to us on acceptable commercial terms. The inability to enter into new agreements or to maintain any one or more of our existing significant agreements would seriously harm our business. In addition, we cannot assure you that our distribution partners, especially AOL and Yahoo!, will maintain their market positions. In the event their market positions deteriorate, we may need to partner with additional distribution partners, to the extent available, and pay additional funds.

IF OUR AGREEMENT WITH AOL IS TERMINATED, OUR BUSINESS WILL SUFFER.

     Our agreement with AOL, or our limited exclusivity thereunder, may be terminated by AOL under specific conditions, for example, if we do not maintain our co-branded sites with AOL among the top three online greeting sites, as judged by third party reviewers, with respect to a variety of criteria that include pricing, scope, selection and quality of products. If our agreement with AOL is terminated, our business will suffer. Our agreement may also be terminated by AOL if we are acquired by a competitor of AOL or if we fail to fully customize our sites in the additional AOL properties under our new agreement with AOL by June 1, 2000.

OUR BUSINESS RELIES ON THE PERFORMANCE OF OUR COMPUTER SYSTEMS AND THOSE OF OUR DISTRIBUTION PARTNERS AND ANY FAILURE OR BREAKDOWN IN THOSE SYSTEMS WOULD REDUCE THE NUMBER OF USERS ABLE TO ACCESS OUR SITE AND OUR ATTRACTIVENESS TO ADVERTISERS.

     Our success depends on the performance, reliability and availability of our online greetings and social expression products. Our revenues depend, in large part, on the number of users that access our content, products and services. Our computer and communications hardware is located at our headquarters in Cleveland, Ohio and in a hosting facility provided by Exodus Communications, Inc. in Sterling, Virginia. In addition, our co-branded site with AOL currently operates on AOL's servers. Our systems and operations, as well as AOL's Network or Yahoo!'s servers, could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, break-in, earthquake and similar events. We do not have mirror facilities at any other location or a formal disaster recovery plan, and we do not carry business interruption insurance that is adequate to compensate us for losses that may occur. In addition, systems that use sophisticated software may contain bugs, which could also interrupt service. Any interruptions to our systems or those of our distribution partners resulting in the unavailability of our content and commerce products would reduce the volume of users able to access our content and e-commerce products, the attractiveness of our product offerings to our affiliates, advertisers and content providers, and the willingness of users to pay us subscription fees, any of which could harm our business.

     We and AOL have recently experienced some system problems relating to users' ability to access our services through AOL. For example, during July there were several periods of one hour or longer during which AOL subscribers were unable to send or receive electronic greetings on our co-branded AOL property. Although we are taking steps that we believe will address these issues, there can be no assurance that such efforts will be successful. If we experience frequent or persistent system failures, either on our AOL co-branded property or on any of our other properties, our reputation and brand could be permanently harmed.

WE HAVE EXPERIENCED SIGNIFICANT NET LOSSES IN THE PAST AND EXPECT TO INCUR SUBSTANTIAL NET LOSSES FOR THE FORESEEABLE FUTURE; SLOWER THAN ANTICIPATED REVENUE GROWTH WOULD SERIOUSLY HARM OUR BUSINESS.

     We incurred net losses of approximately $2.4 million in fiscal year 1997 and $1.2 million in fiscal year 1998 and a cumulative net loss of $2.3 million since our inception through June 30, 1999. While we were profitable in fiscal year 1999, we expect to make significant expenditures over the next several years to develop and promote our business, and accordingly, we expect to record substantial net losses for the foreseeable future. We will incur increased expenses of at least $24 million over the next three years as described in the caption "We are required to pay minimum royalties to our parent without regard to the amount of our revenue" below. We will also incur significant additional costs:

     - to fund our new arrangements with our distribution partners, especially those with AOL and Yahoo!, totalling a minimum aggregate commitment of $108 million;

     - to fund increased marketing initiatives;

     - to add additional distribution partners;

     - to implement enhancements to our online product offerings;

     - to hire additional personnel; and

     - to implement technological and hardware improvements.

     Significant operating losses are anticipated for the foreseeable future and to the extent that such expenses do not result in sufficient revenue increases, our business, financial condition, results of operations or prospects may be seriously harmed. In addition, revenues from our subscription-based products may decline as a result of the introduction of our new free product offerings. The future success of our business will increasingly depend on our ability to generate advertising revenue. We have only begun to generate revenues from advertising. We expect advertising will become one of our primary sources of revenue. Slower than anticipated revenue growth or higher than expected operating expenses would seriously harm our business.

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

OUR FUTURE REVENUE IS UNPREDICTABLE AND MAY BE SEASONAL, AND FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS COULD CAUSE OUR COMMON STOCK PRICE TO DECLINE.

     As a result of our limited operating history, rapid growth and the emerging nature of the Internet market in which we compete, we may have difficulty accurately forecasting our financial performance in any given period. A number of factors, many of which are outside our control, may cause our revenue to fall short of our expectations or cause fluctuations in our operating results, including:

     - the amount and timing of expenditures by users of our products and services;

     - the ability to convert visitors and promotional users of our Web site to paid subscribers;

     - the timeliness of payments by our e-commerce partners and software distributors;

     - the introduction and timing of implementation of new products, new technologies and new systems by users, our distribution partners or our competitors;

     - the amount and timing of expenditures by advertisers on our site;

     - unanticipated technical, legal and regulatory difficulties with respect to use of the Internet or other online services we rely upon;

     - the effectiveness and timing of promotion and integration of our AmericanGreetings.com Web site and co-branded sites on AOL, Yahoo! and other distribution partners' sites;

     - the acceptance of online greetings and personal creativity products by the general public; and

     - the retention rate of our subscribers.

     Our limited operating history and the new and rapidly evolving Internet market make it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet consumer purchasing or in Internet advertising spending, our results of operations from quarter to quarter will be less comparable. Sales of traditional greeting cards, social communication and gifts are generally lower in the third calendar quarter of each year. Similarly, advertising sales in traditional media, such as television and radio, are generally lower in the first calendar quarter of each year. We may experience similar seasonality in our business.

     As a result of all the foregoing, period-to-period comparison of our operating results may not be a good indication of future performance. Moreover, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that event, our stock price would likely decline.

COMPETITION IN THE ONLINE GREETINGS MARKET IS INTENSE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE MAY HAVE TO REDUCE THE PRICE FOR OUR SUBSCRIPTION SERVICE OR THE RATES WE CHARGE FOR ADVERTISING ON OUR SITE.

     We face intense competition from many competitors. Currently we face competition from other online greetings providers such as Blue Mountain Arts. We also face competition from other entities such as Amazon.com, Disney and Microsoft that offer online greetings. In addition, we face competition from providers of traditional greeting cards. In the event we are unable to compete effectively with these or other competitors who enter our market, we may be forced to reduce the price for our subscription service or the rates we charge for advertising on our site or take other competitive actions which could harm our results of operations. We believe that our ability to compete depends upon many factors, including brand recognition, the quality and depth of content, superior usability for consumers and multiple sources of revenue. Some of our current and potential online and traditional competitors have or may have greater resources and experience than we do, including financial, marketing, and technical resources. For example, we face potential competition from Hallmark leveraging their significant brand recognition to further their online greetings effort. Some of these competitors, such as Amazon.com, have greater access to Web traffic or may be able to establish relationships with companies that have access to large amounts of Web traffic. Increased competition

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

is likely to result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which could seriously harm our business, results of operations and financial condition.

WE RELY ON SERVICES OF OUR KEY PERSONNEL, WHOSE KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE. WE WILL NEED TO HIRE A NUMBER OF ADDITIONAL TECHNOLOGY-ORIENTED PERSONNEL WHO MIGHT BE DIFFICULT TO FIND IN THE MIDWEST WHERE WE ARE HEADQUARTERED.

     Our future success depends on the continued service and performance of our senior management team and other key employees. In addition, we will need to employ additional personnel for certain functions that were previously performed by employees of American Greetings. Because of the technical nature of our business, our success will also depend on our ability to attract, integrate, motivate and retain additional highly skilled technical, sales and marketing personnel. Competition for senior management and technical, sales and marketing personnel in technology-based businesses is intense and qualified candidates are in short supply, particularly in the Midwest in which we are headquartered. The loss of any member of our senior management team or other key employees or our failure to attract, integrate, motivate and retain additional key employees could seriously harm our business, operating results and financial condition.

IF WE FAIL TO EFFECTIVELY MANAGE OUR ADVERTISING SALES FORCE OR THIRD PARTIES THAT WE HAVE RETAINED TO SELL ADVERTISING ON OUR WEB SITE OR OUR CO-BRANDED WEB SITES, WE WILL NOT BE ABLE TO GENERATE SUFFICIENT REVENUE FROM SALES OF ADVERTISING AND OUR BUSINESS WILL SUFFER.

     We have previously generated only minimal revenue from advertising. We will need to manage our sales force and third party providers that we have retained to sell advertisements on our Web site. We have recently renegotiated our distribution agreement with AOL. Under this agreement AOL's advertising sales force will sell the advertising on our co-branded sites, and we will receive a portion of any advertising revenue generated. We anticipate that the majority of any advertising revenue we receive during the foreseeable future will be generated by AOL's advertising sales force. We cannot assure you that AOL will be able to effectively generate advertising revenue from our co-branded sites. In addition, we have just retained the services of a third party provider to sell our advertising on our behalf. If we fail to manage and maintain an effective sales force or effectively manage AOL or our other third party provider, our business prospects will suffer. Establishing a sales force involves a number of risks, including:

     - we may be unable to hire, retain, integrate and motivate sales and sales support personnel; and

     - new sales personnel may require a substantial period of time to become productive.

     Outsourcing sales of advertising on our Web site involves a number of risks, including:

     - we may not be able to maintain our third party providers at reasonable rates; and

     - we may not receive proper resources and attention from third party providers.

WE NEED TO SPEND A SIGNIFICANT AMOUNT OF TIME AND MONEY ON DEVELOPING OUR CONTENT AND OUR PRODUCT AND SERVICE OFFERINGS. IF WE FAIL IN ANY OF THESE EFFORTS WE MAY NOT CONTINUE TO ATTRACT NEW USERS AND MAY BE UNABLE TO RETAIN OUR EXISTING USERS.

     To remain competitive we must continue to enhance and improve the assortment, ease of use, responsiveness, functionality and features of our products and services. These efforts may require us to develop internally or to license content or increasingly complex technologies. Developing and integrating new products and services could be expensive and time consuming, and the cost of content that we license may increase in the future. Any new features, functions or services may not achieve market acceptance or enhance our brand loyalty. If we fail to develop and introduce new products or acquire new features, functions or services effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users.

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

WE LICENSE SOME OF OUR CONTENT AND OTHER INTELLECTUAL PROPERTY FROM THIRD PARTIES AND THIS CONTENT COULD BE USED BY OTHERS WITHOUT OUR CONSENT BECAUSE OUR ABILITY TO PROTECT THIS INTELLECTUAL PROPERTY IS LIMITED.

     We own and license a variety of trademarks, copyrights, trade secrets, patents and other intellectual property rights. These rights are primarily in two areas: the art and verse content of our products and services and the software technology that operates our Web sites. To protect our rights in our various intellectual properties, we rely on a combination of intellectual property law, and confidentiality and other agreements with certain of our employees, affiliates, clients, distribution partners, and others to protect our proprietary rights. We cannot guarantee that the protective steps we have taken will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. In particular, it is technologically possible for visitors to our Web site or users of our other products to acquire copies of our content and to then utilize or resell it without payment to us. We have taken and will continue to take steps to reduce this possibility, including securing the agreement of our customers, through on screen license agreements, to use our online greetings content only for personal uses. However, agreements of this type are not always legally enforceable.

     We also face other risks and limitations related to content and other intellectual property that we license from third parties including, but not limited to:

     - the scope of some of our content licenses may not permit us to use the intellectual property or content in a manner we want to use it, for example, in cases where our licenses contemplate specific technologies, such as a static postcard, we may not be able to use the licensed intellectual property with newly developed technologies, such as animated greetings. Similarly, some of our content licenses contain limitations on how the content can be used. We cannot assure you that our recent changes to our product offerings will permit us to continue use of such content in all of our product offerings.

     - although we enter into a license with a third party, we may still be subject to risks if that third party does not own, or is limited in its use or license of, the rights to the intellectual property that they licensed to us;

     - third parties may not adequately protect their intellectual property that we license, and our license for such intellectual property will be less valuable; and

     - each license that we enter into is for a limited period of time, and at its termination we will be required to enter into another agreement, and we may not be able to do so on a timely or cost effective manner.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD RESULT IN THE LOSS OF OUR ABILITY TO USE THE DISPUTED CONTENT OR REQUIRE US TO PAY DAMAGES.

     Other parties may assert patent infringement or other intellectual property claims against us. Our expanding use of topical content such as political cartoons increases the risk that individuals may claim we have used their name or likeness in violation of their rights. We cannot predict whether third parties will assert claims of patent infringement or other intellectual property claims against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. As a result of such a dispute, we may have to remove content from our site or pay significant compensatory or punitive damages.

WE WILL INCREASINGLY RELY UPON ONLINE AND TRADITIONAL ADVERTISING TO INCREASE TRAFFIC TO OUR WEB SITE AND GENERATE SALES AND OUR INABILITY TO MAINTAIN EFFECTIVE ADVERTISING CAMPAIGNS COULD HARM OUR BUSINESS.

     We expect to increasingly rely on online and traditional advertising to attract users to our Web site. We currently intend to spend a significant amount for online and traditional advertising over the next twelve months. Our inability to develop and maintain effective advertising campaigns could harm our business. We
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

may not be able to identify and secure sufficient online and offline advertising opportunities. We cannot assure you that our advertising will effectively attract visitors to our Web site or convert a significant number of such visitors to subscribers. In addition, our online advertising may include strategic alliances that require large, long-term commitments.

WE LARGELY DEPEND ON THE AMERICAN GREETINGS BRANDS. EXPENSES WE INCUR IN PROMOTING THE AMERICAN GREETINGS BRANDS MIGHT MORE THAN OFFSET ANY INCREASED REVENUE WE DERIVE FROM OUR BRAND PROMOTION EFFORTS.

     Our historical growth has been largely attributable to the strength of the American Greetings brands. We believe that continuing to strengthen these brands will be critical to achieving widespread acceptance of our products. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incurred in promoting our brand. If we fail to promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, our business would be harmed. Promoting and positioning our brands will depend largely on the success of our marketing efforts and our parent's marketing efforts, over which we will have no control, and our ability to provide high quality products. Additionally, we will have to conform to requirements pursuant to intercompany agreements with our parent on the use of the American Greetings brands. In order to promote our brands, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users of our products.

WE MAY BE REQUIRED TO RAISE ADDITIONAL FUNDS AND OUR ABILITY TO RAISE CAPITAL IN THE FUTURE MAY BE LIMITED.

     We believe that the cash invested in our business by American Greetings as part of our initial capitalization and proceeds from this offering, will be sufficient to meet our operating and capital requirements for at least the next twelve months. However, we may in the future be required to raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business, operating results and financial condition. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants that could limit our ability to pay dividends or otherwise operate our business as we see fit.

     Prior to our initial public offering, our funding needs were satisfied by American Greetings. Presently, American Greetings has no obligation to assist us, financially or otherwise, except as described in "Related Party Transactions -- Transactions with our Parent."

EXPANSION OF OUR INTERNATIONAL OPERATIONS WILL REQUIRE MANAGEMENT ATTENTION AND RESOURCES AND MAY BE UNSUCCESSFUL WHICH COULD HARM OUR BUSINESS.

     To date, we have only engaged in limited business outside the United States. We plan to build local versions of our Web site for foreign companies or expand our international operations through acquisitions or otherwise. For example, we have committed to establishing co-branded sites on AOL-affiliated services in Canada, the United Kingdom, Australia, Japan, Germany and France. Our expansion plans will require management attention and resources and may be unsuccessful. We have limited experience in localizing our service to conform to local cultures, standards and policies. We may have to compete with local companies which understand the local market better than we do. In addition, to achieve satisfactory performance for end-users in international locations it may be necessary to locate physical facilities, such as server computers in the foreign market. We do not have experience establishing such facilities. We may not be successful in expanding into any international markets or in generating revenues from foreign operations. In addition, different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our business to be harmed. Furthermore, once we expand internationally we expect to incur net losses in developing foreign markets for the foreseeable future.

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

OUR YEAR 2000 COMPLIANCE EFFORTS COULD BE COSTLY AND TIME-CONSUMING, AND OUR BUSINESS COULD SUFFER IF WE OR THOSE WE DO BUSINESS WITH, ESPECIALLY AOL, EXODUS AND OUR PARENT, FAIL TO ADEQUATELY ADDRESS YEAR 2000 RISKS.

     Known or unknown errors or defects that affect the operation of our software and systems and those of third parties, including our distribution partners, content providers, advertisers, affiliates, and end users as a result of the Year 2000 problem could result in delay or loss of revenue, interruption of services, cancellation of customer contracts, diversion of development resources, damage to our reputation, and litigation costs, any of which could harm our business. We are in the process of assessing and remediating any Year 2000 issues associated with our computer systems and software and other property and equipment. Despite our testing and remediation efforts, our systems and those of third parties, including our distribution partners, our parent, Exodus, advertisers, affiliates, and end users may contain errors or faults with respect to the Year 2000. Our Year 2000 compliance efforts may prove to be unsuccessful and, if unsuccessful, may involve significant time and expense to rectify. Our efforts to address this issue are described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

RISKS RELATED TO OUR RELATIONSHIP WITH OUR PARENT

OUR AGREEMENTS WITH OUR PARENT COMPANY MAY TERMINATE IN THE FUTURE, RESULTING IN THE LOSS OF A KEY STRATEGIC ADVANTAGE AND HARM TO OUR BUSINESS.

     There are two main reasons that our parent could elect to end its agreements with us. The first is if the percentage of our parent's voting interest in AmericanGreetings.com is reduced below 20%. Our parent's voting percentage could be reduced by our actions if we sell additional stock to third parties, or it could be reduced by our parent's action if our parent sells its stock in us to us or to third parties or distributes our stock to its stockholders. We have no control over whether our parent will sell or distribute its stock in us.

     Our parent could also elect to end our agreement with us if a reversion event, as defined in those agreements, occurs. A reversion event occurs if any of the following happens and we do not correct it after notice from our parent:

     - we derive less than 10% of our revenues from business activities generally as described in this prospectus;

     - we materially default on our payment obligations to our parent;

     - we materially default on any agreements we may enter into to borrow more than one million dollars; or

     - our independent auditors determine, under generally accepted auditing standards, that our financial position is such that we may not be able to continue as a going concern.

     If our agreements with our parent end because our parent's voting percentage is reduced, it will have the following effects on us:

     - we would no longer be entitled to use the "American Greetings" name or logo or our "AmericanGreetings.com" corporate name, but we would retain the rights to "ag.com" and the americangreetings.com URL;

     - we would no longer have access to additional content developed by our parent after the agreements terminate, but we would retain rights to content developed previously; and

     - all licenses will become non-exclusive and our parent would no longer be subject to any restriction on competing with us.

     If our agreements with our parent end because of a reversion event, it will have the following effects on us:

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

     - we would no longer be entitled to use the "American Greetings" name or logo or our "AmericanGreetings.com" corporate name, but we would retain the rights to "AG.com"; and the "americangreetings.com" URL

     - all licenses will become non-exclusive and our parent would no longer be subject to any restriction on competing with us.

     In addition, if a reversion event is not cured within 90 days of notice from our parent and our parent elects, the termination would also result in all the licenses we receive from our parent, other than for trademarks used only in our business and not in the parent's, such as "AG.com" and "CreataCard," ending twelve months after the notice from our parent.

     Loss of any aspect of our relationship with our parent would deprive us of our most important strategic advantage and would seriously harm our business and financial condition.

RESTRICTIONS IN OUR AGREEMENT WITH OUR PARENT PROHIBIT US FROM COMPETING WITH OUR PARENT, BUT OUR PARENT IS PERMITTED TO COMPETE WITH US BY PROVIDING PRODUCTS AND SERVICES FOR ONLINE DISTRIBUTION WHEN IT IS ACTING TOGETHER WITH ITS RETAIL CUSTOMERS.

     We are not permitted to sell paper greeting cards through retailers in their physical retail locations. Our parent is, in general, not permitted to sell electronic social expression products direct to consumers and through electronic media. Our parent, however, is generally not subject to this restriction in providing products and services through Web sites maintained by its retail customers. Our parent's customers include retail stores and chains, including Albertson's, CVS, Eckerd, K-Mart, Rite Aid, Target and Wal-Mart. If one or more of our parent's customers decides to enter the online greetings business and our parent elects to cooperate directly with that customer, by providing content or otherwise, we could face a competitor that has equal access to our parent's brand and content. Such a competitor could severely harm our business.

THE REQUIREMENT OF OUR AGREEMENTS WITH OUR PARENT TO PROVIDE INTERNET RELATED SUPPORT SERVICES TO OUR PARENT OR FOR THE BENEFIT OF ITS PHYSICAL RETAIL CUSTOMERS MAY DIVERT RESOURCES THAT WE COULD OTHERWISE USE TO SUPPORT OUR BUSINESS STRATEGY AND MAY HELP OUR PARENT'S CUSTOMERS TO COMPETE WITH US IN THE FUTURE.

     Our agreements with our parent require that we provide our parent or for the benefit of its physical retail customers with Internet content delivery related services, including Web site development and maintenance. We will be paid for these services at our cost plus 10% and will be entitled to retain ownership of any intellectual property we develop in performing these services, although our parent will have a license to such intellectual property. We expect, however, that supporting the needs of our parent or those of its physical retail customers in this area may require us to add personnel or expend funds in a manner that may, over time, be less desirable than other opportunities we might have to develop our business. Further, our parent is not obligated to use any of these services, so we do not have an assured revenue source from this activity. In addition, the Internet related support service that we provide for the benefit of our parent's physical retail customers may be used in the future to compete with us.

OUR PARENT WILL HAVE ACCESS TO AND THE RIGHTS TO USE ANY CONTENT THAT WE DEVELOP IN THEIR PAPER GREETING CARDS AND THIS COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.

     Our licensing relationship with our parent is reciprocal in that, just as we will have continuing access to social expression content developed by our parent in the future, our parent will have continuing access to social expression content we develop. Therefore, it will be possible for our parent to market paper greeting cards using content we are simultaneously offering through our Web site and other offerings. If consumers prefer to obtain this content through our parent's channels of distribution, this could seriously harm our business.

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WE ARE REQUIRED TO PAY MINIMUM ROYALTIES TO OUR PARENT WITHOUT REGARD TO THE
AMOUNT OF OUR REVENUE.

     Our agreements with our parent require us to pay royalties to our parent for the use of its intellectual property. Over the first three years beginning July 1, 1999, the royalty is $24.0 million. Thereafter, the royalty is 3% of our net revenue, subject to an annual minimum of $5.0 million. Because these royalties are either fixed in amount or subject to a minimum, they may not have any relationship to our revenue. The requirement to pay such fixed royalties could place us at a competitive disadvantage. In addition, the financial burden of paying these royalties could harm our business and financial condition.

OVERLAPPING MANAGEMENT AND BOARDS OF DIRECTORS COULD CAUSE CONFLICTS OF INTEREST BETWEEN US AND OUR PARENT AND WE CANNOT ASSURE YOU THAT THEY WILL ALWAYS PUT OUR INTERESTS OVER THOSE OF OUR PARENT.

     One of our directors serves as an officer and a director of our parent. Service as either a director or officer of AmericanGreetings.com and a director or officer of our parent could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for AmericanGreetings.com and our parent. We cannot assure you that they will always put our interests over the interests of our parent. Such decisions may relate to potential acquisitions of businesses, business opportunities for American Greetings and AmericanGreetings.com, the intercompany agreements, competition, the issuance or disposition of securities, the election of new and additional directors and other matters.

OUR SEPARATION FROM AMERICAN GREETINGS MAY HARM OUR ABILITY TO NEGOTIATE FUTURE LICENSING ARRANGEMENTS AND RESOLVE FUTURE INTELLECTUAL PROPERTY DISPUTES.

     We have entered into licensing arrangements with American Greetings with respect to its intellectual property that we use in our business. In the past, we benefited from operating within American Greetings in our access to the intellectual property of third parties through licensing arrangements or otherwise, and in the negotiation of the financial and other terms of such arrangements. The separation of our business from that of American Greetings could adversely affect our ability to negotiate commercially attractive intellectual property licensing arrangements with third parties in the future. Moreover, in connection with future intellectual property infringement claims, we will not be able to provide licenses to American Greetings' intellectual property in order to resolve such claims.

OUR PARENT WILL OWN OVER 90% OF THE VOTING POWER OF OUR COMMON STOCK AND WILL EXERT SIGNIFICANT CONTROL OVER OUR BUSINESS.

     After the closing of this offering, our parent will own all of our Class B shares of common stock, which will represent over 90% of the voting power of our common stock. As a result of our parent's share ownership and the other rights described in this prospectus, our parent will be able to elect all of the members of our board of directors and decide the outcome of all other actions requiring stockholder approval. This concentration of ownership and other rights could also delay or prevent a change of control.

     Our parent could elect to sell all or a substantial portion of its equity interest in our stock to a third party. In the event of a sale of our parent's interest to a third party, that third party may be able to control us. Such a sale may cause the market price of our Class A common stock to decline and may harm our business.

RISKS RELATED TO THE INTERNET INDUSTRY

OUR LONG-TERM SUCCESS DEPENDS ON THE DEVELOPMENT OF THE ONLINE COMMERCE MARKET, WHICH IS UNCERTAIN.

     Our future revenues and profits substantially depend upon the widespread acceptance and use of the Web as an effective medium of commerce and communication by consumers. Demand for recently introduced services and products over the Web and online services is subject to a high level of uncertainty. The

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

development of the Web and online services as a viable commercial marketplace is subject to a number of factors, including the following:

     - online commerce is at an early state and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

     - insufficient availability of telecommunications services or changes in telecommunications services could result in slower response times;

     - security and privacy concerns over the Internet;

     - access to the Web by the general population; and

     - the general population's unfamiliarity with Internet commerce.

THE MARKET FOR OUR PRODUCTS IS UNCERTAIN AND THE UNWILLINGNESS OF USERS TO USE THE INTERNET TO EXCHANGE GREETINGS AND MAKE USE OF OTHER SOCIAL EXPRESSION PRODUCTS COULD HARM OUR BUSINESS.

     Our success will depend in large part on users' willingness to exchange greetings and make use of other social expression products over the Internet. Exchanging greetings over the Internet involves changing users' habits, and if users are not willing to exchange greetings over the Internet, our revenue will be limited and our business will be harmed. Sending online greetings is a relatively new method of communication and its growth and market acceptance is highly uncertain. In addition, it is not clear whether our service which allows users to create printable greetings using the Internet will gain market acceptance. We believe that acceptance of these methods of communication may be subject to network capacity constraints, hardware limitations, company computer security policies, the ability to change user habits and the quality of content delivered.

WE MAY BE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE IN THE ONLINE GREETINGS AND SOCIAL EXPRESSION MARKET WHICH COULD HARM OUR BUSINESS.

     Material delays in introducing new technologies and enhancements to our products and services may cause users and advertisers to make purchases from or visit the Web sites of our competitors which could harm our business. The Internet, e-commerce and online advertising markets, particularly the online greetings category, are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer preferences. For example, we rely on Flash and Slideshow player technologies for presentation of some of our content. In the event these technologies become obsolete or cease to be supported by the industry, we would be forced to expend substantial resources to convert our products and services to utilize other technologies. We may not be able to do this in a timely or cost effective manner, or at all. Our success will depend on our ability to adapt to rapidly changing technologies and address our users' changing preferences. We may experience difficulties that delay or prevent our ability to do so and any such delays could cause our business to suffer.

WE DEPEND ON CONTINUED IMPROVEMENTS TO OUR NETWORK INFRASTRUCTURE AND THE INFRASTRUCTURE OF THE INTERNET AND INCREASES IN THE VOLUME OF TRAFFIC COULD STRAIN THE CAPACITY OF SUCH INFRASTRUCTURES WHICH WOULD HARM OUR BUSINESS.

     Increases in the volume of our Web site traffic could strain the capacity of our existing technical infrastructure, which could lead to slower response times or system failures. This would cause the number of online greetings to decline, which could hurt our revenue growth and our brand loyalty. We will need to incur additional costs to upgrade our infrastructure in order to accommodate increased demand if our server and networking systems cannot handle current or higher volumes of traffic.

     The recent growth in Internet traffic has caused frequent periods of decreased performance, requiring Internet service providers and companies doing business on the Internet to upgrade their infrastructures. Our ability to increase the speed with which we provide services to consumers and to increase the scope of these services is limited by and dependent upon the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our services is dependent on the performance of and future improvements to the Internet.

OUR BUSINESS COULD BE HARMED IF WE FAIL TO PREVENT ONLINE COMMERCE SECURITY BREACHES. WE MAY NEED TO EXPEND SIGNIFICANT RESOURCES TO PROTECT AGAINST SECURITY BREACHES OR TO ADDRESS PROBLEMS CAUSED BY BREACHES.

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks, and our failure to prevent security breaches could harm our business. Currently, a significant number of our users authorize us to bill their credit card accounts directly for all transaction fees charged by us. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could harm our reputation and expose us to a risk of loss or litigation and possible liability and, therefore, harm our business. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches could damage our reputation. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

REGULATION OF THE INTERNET IS RELATIVELY UNCERTAIN AND THE ENACTMENT OF NEW REGULATIONS OR THE ENFORCEMENT OF EXISTING REGULATIONS COULD HARM OUR BUSINESS.

     Domestic and foreign laws related to conducting business on the Internet are evolving and uncertain, and changes to existing laws could harm our business. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, distribution, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, personal privacy and export or import matters is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain. See
"Business -- Government Regulation."

OUR BUSINESS MAY BE SUBJECT TO SALES AND OTHER TAXES WHICH COULD HARM OUR BUSINESS.

     One or more states may seek to impose sales tax collection obligations on companies such as ours that engage in or facilitate online commerce which could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a period of three years. This tax moratorium will last only for a limited period and does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our sites could harm our business. In addition, a number of trade groups and government entities have publicly stated their objections to this tax moratorium and have argued for its repeal. The Federal Advisory Commission on electronic commerce is in the process of evaluating these issues. It is expected to make its recommendations to Congress in April 2000. There can be no assurance that future laws will not impose taxes or other regulations on Internet commerce, or that such three-year moratorium will not be repealed, or that it will be renewed when it expires, any of which events could substantially impair the growth of electronic commerce.

RISKS RELATED TO THIS OFFERING

BECAUSE THERE HAS BEEN NO PRIOR MARKET FOR OUR STOCK, AND THE MARKET FOR STOCKS OF INTERNET COMPANIES HAS EXPERIENCED EXTREME PRICE AND VOLUME FLUCTUATIONS, OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD ADVERSELY AFFECT YOUR INVESTMENT.

     The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. Prior to this offering, there has been no public market for our common stock. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters.

     In addition, the stock market in general, and the stocks of Internet-related companies in particular, have experienced extreme price and volume fluctuations that have been unrelated to these companies' operating performance. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of new product or service offerings by us or our competitors;

     - technological innovations;

     - competitive developments;

     - changes in financial estimates by securities analysts;

     - conditions and trends in the Internet and electronic commerce industries; and

     - general economic conditions.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. Litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

SALES OF OUR OUTSTANDING SHARES OF COMMON STOCK COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     Subject to applicable law and to the contractual restriction with the underwriters, our parent may sell any and all of the shares of common stock it owns after completion of this offering. Intercompany agreements with our parent provide that our parent will have the right in certain circumstances to require us to use our reasonable best efforts to register for resale shares of common stock held by it. In addition, our parent may make additional investments in us prior to the consummation of this offering. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could cause the market price of our common stock to decline. We have agreed, for a period of 180 days after the date of this prospectus, not to offer or sell any shares of common stock, subject to certain exceptions, without the prior written consent of the underwriters.

WE DO NOT INTEND TO PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and therefore do not expect to pay any cash dividends in the foreseeable future.

WE HAVE BROAD DISCRETION TO USE THIS OFFERING'S PROCEEDS.

     We have not designated any specific use for the net proceeds of this offering. We expect to use the net proceeds for general corporate purposes, including working capital and capital expenditures, including royalty payments to our parent and payments to our distribution partners. We may also use a portion of the net proceeds to acquire or make investments in additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific agreements or commitments to do so. As a result, our management and board of directors will have broad discretion in spending the proceeds of this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We estimate that the net proceeds to AmericanGreetings.com from the sale of
the      shares of our Class A common stock offered in the offering will be
approximately $     million, or $     million if the underwriters'
over-allotment option is exercised in full, based on an initial public offering price of $ per share, which is the midpoint of the estimated range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and commissions and estimated offering expenses that we will pay.

     We expect to use the net proceeds for general corporate purposes, including working capital, capital expenditures, royalties to our parent and payments under our agreements with our distribution partners. A portion of the net proceeds may also be used for the acquisition of other companies, assets, products and technologies that are complementary to our business, although we have no commitments with respect to such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition. Pending these uses, we expect to invest the net proceeds in investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently plan to retain all future earnings to finance the operation and expansion of our business. If we declare any future dividends, it will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions and such other factors as our board of directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999. The pro forma column reflects the recapitalization through the contribution to capital by American Greetings of its net advances and $50.0 million in cash for shares of Class B common stock. The pro forma column excludes $17.6 million paid to AOL and Yahoo! during August 1999 in connection with our distribution agreements with them.

     The pro forma as adjusted column reflects the sale of the shares of common stock that we are offering.

                                                                        JUNE 30, 1999
                                                              ----------------------------------
                                                                           PRO        PRO FORMA
                                                              ACTUAL      FORMA      AS ADJUSTED
                                                              ------    ---------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...................................  $   --     $50,000       $    --
                                                              ======     =======       =======
Advances by parent..........................................  $7,458     $    --       $    --
Stockholders' equity (deficit):
  Preferred Stock, $.001 par value; 150 million shares
     authorized; no shares issued and outstanding -- actual,
     pro forma, and pro forma as adjusted...................      --          --            --
  Common shares, $.001 par value, 10,000 shares authorized,
     1,000 shares issued and outstanding -- actual; no
     shares authorized, issued or outstanding -- pro forma
     and pro forma as adjusted..............................      --          --            --
  Common Stock Class A, $.001 par value;           shares
     authorized; no shares issued and outstanding -- actual
     and pro forma;           shares issued and
     outstanding -- pro forma and adjusted..................      --          --
  Common Stock Class B, $.001 par value;           shares
     authorized; no shares issued and outstanding -- actual;
          shares issued and outstanding pro forma and pro
     forma as adjusted......................................      --
  Additional paid-in-capital................................       1
  Accumulated deficit.......................................  (2,253)     (2,253)       (2,253)
                                                              ------     -------       -------
          Total stockholders' equity (deficit)..............  (2,252)     55,206
                                                              ------     -------       -------
          Total capitalization..............................  $5,206     $55,206       $
                                                              ======     =======       =======

     The table above excludes           options to purchase shares of Class A
common stock reserved under our 1999 Stock Option Plan subsequent to June 30,
1999. As of             , 1999 options for      shares at a weighted average
price of $     per share were outstanding under our 1999 Stock Option Plan. See
"Executive Compensation -- Employee Benefit Plans -- 1999 Stock Option Plan."

                                    DILUTION

     The pro forma net tangible book value of our common stock as of June 30,
1999 was $          , or $     per share. Pro forma net tangible book value per
share represents the amount of our stockholders' equity, less intangible assets, divided by the pro forma shares of common stock outstanding as of June 30, 1999. Without taking into account any changes in such pro forma net tangible book value subsequent to June 30, 1999, other than to give effect to the issuance and
sale of      shares of common stock we are selling in the offering, after deducting the underwriting discount, commissions and estimated expenses of the offering, our adjusted net tangible book value as of June 30, 1999 would have
been $          or $     per share. This represents an immediate increase in the
net tangible book value of $     per share to American Greetings and an
immediate dilution of $     per share to new investors. Dilution is determined
by subtracting adjusted net tangible book value per share after the offering from the amount of cash paid by a new investor for one share of common stock. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............          $
  Pro forma net tangible book value per share before the
     offering...............................................  $
  Increase in net tangible book value per share attributable to new investors.......................................
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................
                                                                      -----
Dilution per share to new investors.........................          $
                                                                      =====

     The following table summarizes on a pro forma basis as of June 30, 1999, the number of shares of common stock purchased from AmericanGreetings.com, the total consideration paid by American Greetings and by new investors, (after the
sale by AmericanGreetings.com of      shares in this offering, at an assumed
initial public offering price of $     per share before deducting estimated
underwriting discounts, commissions and estimated offering expenses (in thousands):

                                       SHARES PURCHASED    TOTAL CONSIDERATION
                                      ------------------   --------------------   AVERAGE PRICE
                                       NUMBER    PERCENT    AMOUNT     PERCENT      PER SHARE
                                      --------   -------   --------   ---------   -------------
American Greetings..................                   %     $                %       $
New investors.......................
                                      --------    -----      -----      ------
          Total.....................              100.0%     $           100.0%
                                      ========    =====      =====      ======

     The table above excludes options to purchase      shares of Class A common
stock reserved under our 1999 Stock Option Plan subsequent to June 30, 1999. As
of             , 1999 options for      shares at a weighted average price of
$     per share were outstanding under our 1999 Stock Option Plan. See
"Executive Compensation -- Employee Benefit Plans -- 1999 Stock Option Plan."

                            SELECTED FINANCIAL DATA

     The selected statement of operations data presented below for each of the three years in the period ended February 28, 1999 and the selected balance sheet data as of February 28, 1998 and 1999 has been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and have been included elsewhere in this prospectus. The statement of operations data for the period from inception to February 29, 1996 and for the four month periods ended June 30, 1998 and June 30, 1999 and for the six months ended June 30, 1998 and 1999, and the balance sheet data as of February 29, 1996, February 28, 1997 and as of June 30, 1998 and June 30, 1999, are derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Our historical results are not necessarily indicative of the results of operations to be expected in the future. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus. The data for the six months ended June 30, 1998 and 1999 has been included to reflect the results had our operations been stated on a calendar year basis. Effective March 1, 1999, we changed our fiscal year-end to a calendar year-end. See Note A of our notes to financial statements.

                                        JULY 18,
                                          1995                                       FOUR MONTHS       SIX MONTHS
                                      (INCEPTION)        FISCAL YEARS ENDED             ENDED             ENDED
                                           TO               FEBRUARY 28,              JUNE 30,          JUNE 30,
                                      FEBRUARY 29,   ---------------------------   ---------------   ---------------
                                          1996        1997      1998      1999      1998     1999     1998     1999
                                      ------------   -------   -------   -------   ------   ------   ------   ------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues........................     $   5       $ 1,036   $ 3,882   $12,347   $2,972   $6,247   $4,050   $9,241
Cost of net revenues................        --         1,034     1,919     1,623      572    1,512    1,162    1,906
                                         -----       -------   -------   -------   ------   ------   ------   ------
Gross profit........................         5             2     1,963    10,724    2,400    4,735    2,888    7,335
Operating expenses:
  Sales and marketing...............       201         1,929     1,980     5,611    1,231    3,224    1,554    4,746
  Product development...............        36         1,270       959     1,090      266      845      398    1,153
  General and administrative........        92           430       838     1,340      439      796      598    1,053
                                         -----       -------   -------   -------   ------   ------   ------   ------
    Total operating expenses........      (329)        3,629     3,777     8,041    1,936    4,865    2,550    6,952
Income (loss) before benefit
  (provision) for income taxes......      (324)       (3,627)   (1,814)    2,683      464     (130)     338      383
Benefit (provision) for income
  taxes.............................        --         1,244       635      (966)    (167)      46     (123)    (138)
                                         -----       -------   -------   -------   ------   ------   ------   ------
Net income (loss)...................     $(324)      $(2,383)  $(1,179)  $ 1,717   $  297   $  (84)  $  215   $  245
                                         =====       =======   =======   =======   ======   ======   ======   ======

                                                          FEBRUARY 28 (OR 29),               JUNE 30,
                                                   -----------------------------------   -----------------
                                                   1996     1997      1998      1999      1998      1999
                                                   -----   -------   -------   -------   -------   -------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)........................  $(110)  $    21   $ 3,009   $ 7,010   $ 4,061   $ 3,319
Total assets.....................................    480     1,052     5,150    11,251     6,029    11,300
Total stockholder's deficit......................   (323)   (2,706)   (3,885)   (2,168)   (3,588)   (2,252)

     In July and August of 1999, we entered into agreements with AOL and Yahoo! that will require us to make aggregate payments of $108 million to these parties through December 31, 2004. These payments will be recognized as sales and marketing expenses over the terms of these agreements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the notes to the financial statements of AmericanGreetings.com included elsewhere in this prospectus. The historical information included in this prospectus does not necessarily reflect what AmericanGreetings.com's financial condition and results of operations would have been had AmericanGreetings.com operated as an independent entity during the periods presented. This discussion contains certain forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this prospectus.

OVERVIEW

     AmericanGreetings.com is a leading Web-based provider of greetings and other social expression content aimed at expanding individuals' ability to communicate and express themselves online. AmericanGreetings.com is a wholly owned subsidiary of American Greetings and was incorporated on June 28, 1999. Prior to the closing of this offering, American Greetings has owned all of the outstanding capital stock of AmericanGreetings.com. AmericanGreetings.com was formed as a successor to American Greetings' online greeting, social expression and personal creativity operations. Therefore, the financial statements of AmericanGreetings.com reflect the online greeting, social expression and personal creativity operations of American Greetings and its wholly owned subsidiaries.

     Our online greetings business commenced in 1995 when we began a remote fulfillment greeting card business, whereby a customer could create a card through our Web site and have it printed and sent through the mail by AmericanGreetings.com. In February 1996, we began to license our greeting and social expression content to software vendors, signing an agreement with a third party software vendor which provided for the development, marketing and sale of personal creativity software products in the form of CD-ROMs. In May 1996, we added the sale of online greetings to our Web site. In September 1997, we signed an agreement with AOL for the sale of online greetings through the AOL service for a fixed price per fixed number of greetings. In August 1998, we began selling subscriptions through AOL, allowing a subscriber to send an unlimited number of online greetings over a fixed period of time, generally six months, for a fixed price. In November 1998, we began selling subscriptions for online greetings over our own Web site.

     In June 1999, we began to implement further enhancements to our online content and service offerings with the inclusion of several new categories of content, products and services. Also in June 1999, we began to sell one-month subscriptions to supplement our six-month subscriptions, and offer a selection of free greetings and related content. Content available to paid subscribers includes an expanded and enhanced offering of online greetings and other social expression products and services, such as enhanced animated and interactive electronic greetings and an extensive offering of printable greeting cards and other similar products. Using our service, a subscriber can create his or her own online greeting using the site, send it electronically or print it out at a local printer. Our users can also elect to send a greeting via remote fulfillment, whereby they can create a card and have it printed and mailed by AmericanGreetings.com.

     We currently derive our net revenues from three primary sources: (1) the sale of subscriptions to our online content, (2) the license of a portion of our greetings and social expression content and copyrighted trademarks to Mindscape, a division of Mattel, for inclusion in personal creativity software, and (3) the sale of advertising on our Web site. We currently have agreements with Internet service and content providers such as AOL and Yahoo! through which our online greeting cards are marketed and made available for sale. Our agreements with AOL and Yahoo! require us to make mimimum aggregate payments of $108.0 million over the initial terms of these agreements which extend through December 2004. In addition, under our agreement with AOL, AOL and American Greetings.com will share in advertising revenues from the co-branded sites and AmericanGreetings.com is guaranteed to receive at least $30.0 million through July 2002 for advertising sold on our co-branded sites. We also have agreements with over 13,000 other Web sites, referred to as affiliates. Our affiliates are a network of Web sites owned and operated by third parties who, for a percentage of revenues place banner ads and cross-links to our site on their Web sites and thereby help drive traffic to our site. In addition to sharing in this subscription revenue, AOL and a limited number of our other online partners also share in the revenue generated from each renewal of a subscription attributable to their respective sites. Currently, we are particularly dependent on our agreement with AOL. For the six months ended June 30, 1999, 59% of our total net revenue was derived from the sale of products and services through the AOL service. Although we believe that this percentage will decrease over time as we broaden our subscriber base and our revenue sources, we believe that we will continue to be significantly dependent on AOL for a significant percentage of our total net revenue for the foreseeable future.

     In February 1998, we entered into an agreement with Mindscape through which we currently provide content for several different CD-ROM personal creativity software products. These products were developed by Mindscape using content and trademarks licensed by us and are generally distributed through retailers by Mindscape. In addition, reduced feature and content versions of some of these products are also distributed through original equipment manufacturers, OEM's, such as printer companies, including Canon, Lexmark and Epson. Under our agreement with Mindscape, we receive trademark licensing fees and a royalty for each product sold with guaranteed minimum payments of $17.0 million over the four-year term of the agreement ending in February 2002. If royalty payments to us under this agreement meet specified levels, the agreement gives Mindscape the right to extend the term. Our personal creativity business is highly dependent on our agreement with Mindscape. For the six months ended June 30, 1999, we derived 26% of our total net revenue from royalties earned from the licensing of our greetings and social expression content and trademarks to Mindscape. Although we believe that this percentage will decrease over time as we broaden our revenue sources, we believe that we will continue to be significantly dependent on Mindscape for a significant percentage of our total net revenue for the foreseeable future.

     Net Revenues. Revenues relating to the sale of online greetings is recognized ratably over each subscriber's subscription period, currently either one or six months. With respect to the sale of a fixed number of greetings for a fixed price which have been offered in the past, revenue was recognized over the period the greetings were used, generally ranging from four to six months, or expired which was considered to occur after 90 days of inactivity. During June and July of 1999, all fixed greeting users were upgraded to a three month subscription program. Deferred revenue relating to these users, at the date of upgrade, is being recognized ratably over the three month term of the subscription. Revenues related to the sale of online greetings are charged to customers' credit cards and are billed in advance. We recognize revenue from the licensing of our content to software vendors when products are sold to the OEM or the retailer. We recognize revenue generated by the license of our trademarks to vendors over the term of their respective agreements. Deferred revenue, which is reflected in the balance sheet as short-term and long-term liabilities, include online greeting fees and licensing fees which have been collected but for which revenue has not yet been recognized.

     Cost of Net Revenues. Cost of net revenues consists of salaries, benefits, and consulting fees related to our creative operations, depreciation of Web site hosting equipment and royalties. Royalties consist of payments to our parent under the intercompany agreements for the use of our parent's intellectual property and payments to other content providers. Beginning in July 1999, royalties payable to our parent are $8.0 million per year through June 2002. Thereafter, the royalty is 3% of our net revenue, subject to an annual minimum of $5.0 million. In addition, we have entered into licensing arrangements with a variety of content providers which require us to pay royalties for the use of such content. Costs incurred to create online greeting content are included in cost of net revenues as incurred. Costs incurred to create content licensed for personal creativity software are classified as deferred costs and amortized on a straight-line basis over one year, the general period over which the software is sold, beginning on the date when software is shipped to retailers. We expect that cost of net revenues will increase as we continue to make investments to enhance our product offerings and increase the capacity and speed of our Web site, but will continue to fluctuate as a percentage of net revenues.

     Sales and Marketing. Sales and marketing expenses include salaries, benefits, travel, and related expenses for our business development group, customer service, marketing, and sales support functions. Sales and marketing expenses also include advertising expenses and costs associated with distribution agreements with major Internet content and service providers. In July and August of 1999, we entered into agreements with AOL and Yahoo!, respectively, that will require us to make minimum aggregate payments of $108.0 million to these partners over the initial terms of the agreements which extend through December 2004. These payments and payments under other distribution agreements are recognized as sales and marketing expense over the terms of such agreements. Additional payments may also be due under these distribution agreements consistent with revenue sharing arrangements under such agreements. We expect sales and marketing expenses to increase both in absolute dollars and as a percentage of net revenue over the next year due to our efforts to drive consumer traffic to our Web site and to increase brand awareness. We also anticipate that sales and marketing expenses may fluctuate as a percentage of total revenues from period to period as advertising expenditures are made and as we sign additional agreements with Internet content and service providers.

     Product Development. Product development expenses include costs for the development of new or improved technologies, features, and functionalities designed to enhance the performance of our Web site, including salaries and related expenses for our Web site design staff as well as costs for contracted services, functionality, facilities and equipment. We believe that a significant level of technology development and expense is required in order to remain competitive with new and existing online greetings Web sites. Accordingly, we anticipate that we will continue to devote substantial resources to technology and product development and that the absolute dollar amount of these costs will increase in future periods, and will continue to fluctuate as a percentage of net revenues.

     General and Administrative. General and administrative expenses include salaries, benefits and expenses for our executive, finance, human resources and administrative personnel. In addition, general and administrative expenses include occupancy costs, fees for professional services, and depreciation of fixed assets other than Web hosting equipment. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our administrative infrastructure to support the anticipated growth of our business and separation from American Greetings, including costs associated with being a public company. General and administrative expenses are expected to fluctuate as a percentage of net revenues from period to period.

     Income Taxes. Prior to the closing of this offering, we were a wholly owned subsidiary of American Greetings Corporation which files a consolidated federal income tax return. Our taxable income or loss from our inception to February 28, 1999 was included in the consolidated tax returns of our parent. The net operating loss generated to date has been fully utilized by American Greetings. We did not prepare or file separate income tax returns. For all periods presented, our provision or benefit for income taxes has been prepared as if we had been a separate taxpayer.

     We have yet to achieve significant revenue and our ability to generate significant revenue is uncertain. Further, in view of the rapidly evolving nature of our business and our very limited operating history, we have very little experience forecasting our financial performance. Therefore we believe that period-to-period comparisons of our financial results are not necessarily meaningful, and you should not rely upon them as an indication of our future performance. To date, we have incurred and continue to incur substantial costs to create, introduce and enhance our services, to develop content, to build brand awareness and to grow our business. As a result, we have incurred operating losses in each fiscal year since we commenced operations in 1995, with the exception of this past fiscal year when we were profitable. We expect operating and net losses and negative cash flow to continue for the foreseeable future as we intend to significantly increase our operating expenses and capital investment to grow our business. We may also incur additional costs and expenses related to acquisitions of businesses and technologies to respond to change in a rapidly evolving industry. These costs could harm our future financial condition or operating results.

CHANGE OF FISCAL YEAR

     Effective March 1, 1999, we changed our year-end from a fiscal year ending February 28 or February 29 to a calendar year-end. As a result, we have included a discussion below of the four month transitional period corresponding with our new calendar quarter ended June 30, 1999 as compared to the four month period ended June 30, 1998. We have also included a discussion of the results of our operations for the six months ended June 30, 1998 and June 30, 1999 for comparative purposes. Our 1999 transitional year financial statements to be included in our Form 10-K filing will include the operations for the period from March 1, 1999 through December 31, 1999. Our first full calendar year ending December 31 will be the year ending December 31, 2000. We are undertaking a change in our year-end in order to facilitate the comparability of our results of operations and financial condition with that of other publicly traded Internet companies.

RESULTS OF OPERATIONS

     The following table sets forth the statements of operations for the periods indicated. The results of operations for AmericanGreetings.com reflect the historical results of the operations of the online greeting and personal creativity operations of American Greetings prior to the formation of AmericanGreetings.com. The results of operations include all revenue and costs directly attributable to the AmericanGreetings.com business, including costs for facilities, functions and services used by the business at shared locations and allocations of costs for certain administrative functions and services performed by centralized departments within American Greetings. Costs have been allocated based on an estimate of the cost that would have been incurred if AmericanGreetings.com had been a separate entity. However, the financial information presented may not necessarily be indicative of the results of operations of AmericanGreetings.com had we operated as a separate company.

                                                             FOUR MONTHS ENDED   SIX MONTHS ENDED
                                                                 JUNE 30,            JUNE 30,
                                                             -----------------   -----------------
                                                              1998      1999      1998      1999
                                                             -------   -------   -------   -------
                                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues...............................................  $2,972    $6,247    $4,050    $9,241
Cost of net revenues.......................................     572     1,512     1,162     1,906
                                                             ------    ------    ------    ------
  Gross profit.............................................   2,400     4,735     2,888     7,335
Operating expenses:
  Sales and marketing......................................   1,231     3,224     1,554     4,746
  Product development......................................     266       845       398     1,153
  General and administrative...............................     439       796       598     1,053
                                                             ------    ------    ------    ------
     Total operating expenses..............................   1,936     4,865     2,550     6,952
Income (loss) before benefit (provision) for income
  taxes....................................................     464      (130)      338       383
Benefit (provision) for income taxes.......................    (167)       46      (123)     (138)
                                                             ------    ------    ------    ------
Net income (loss)..........................................  $  297    $  (84)   $  215    $  245
                                                             ======    ======    ======    ======

                                                             FOUR MONTHS ENDED   SIX MONTHS ENDED
                                                                 JUNE 30,            JUNE 30,
                                                             -----------------   -----------------
                                                              1998      1999      1998      1999
                                                             -------   -------   -------   -------
AS A PERCENTAGE OF NET REVENUES:
Net revenues...............................................    100%      100%      100%      100%
Cost of net revenues.......................................     19        24        29        21
                                                               ---       ---       ---       ---
  Gross profit.............................................     81        76        71        79
Operating expenses:
  Sales and marketing......................................     41        51        38        51
  Product development......................................      9        14        10        13
  General and administrative...............................     15        13        15        11
                                                               ---       ---       ---       ---
     Total operating expenses..............................     65        78        63        75
Income (loss) before benefit (provision) for income
  taxes....................................................     16        (2)        8         4
Benefit (provision) for income taxes.......................     (6)        1        (3)       (1)
                                                               ---       ---       ---       ---
Net income (loss)..........................................     10%       (1)%       5%        3%
                                                               ===       ===       ===       ===

  Four and Six Months Ended June 30, 1998 Compared to Four and Six Months Ended June 30, 1999

     Net Revenues. Net revenues increased to $6.2 million and $9.2 million for the four and six months ended June 30, 1999, respectively, from $3.0 million and $4.1 million for the four and six months ended June 30, 1998. The increase in net revenues for the four months ended June 30, 1999 over the corresponding period in the prior year includes increased revenues from the sale of online greetings and content royalty and licensing fees of $2.8 million and $464,000, respectively. For the six months ended June 30, 1999 revenues from the sale of online greetings and content royalty and licensing fees increased by $3.7 million and $1.4 million, respectively. The increase in 1999 reflects the launch of our subscription programs in the Fall of 1998 and an increase in the number of CD-ROM product releases.

     Cost of Net Revenues. Cost of net revenues increased to $1.5 million and $1.9 million for the four and six months ended June 30, 1999, respectively, from $572,000 and $1.2 million for the four and six months ended June 30, 1998. As a percentage of net revenues, cost of net revenues increased to 24% of net revenue for the four months ended June 30, 1999 from 19% of net revenue for the four months ended June 30, 1998, but decreased to 21% of net revenue for the six months ended June 30, 1999 from 29% of net revenue for the six months ended June 30, 1998. Such changes in percentage of net revenue reflect changes in the mix of revenues generated from the sale of online greetings versus content royalty and licensing fees. Expenses relating to creative and production costs associated with the creation of content licensed to personal creativity software manufacturers was $362,000 and $540,000 for the four and six month periods ended June 30, 1999, respectively, as compared to $410,000 and $599,000 for the corresponding four and six months in the prior year.

     Sales and Marketing. Sales and marketing expenses increased to $3.2 million and $4.7 million for the four and six months ended June 30, 1999, from $1.2 million and $1.6 million for the four and six months ended June 30, 1998, respectively. As a percentage of net revenues, sales and marketing expenses increased to 51% for both the four and six months ended June 30, 1999, respectively, from 41% and 38% for the four and six months ended June 30, 1998. The growth in sales and marketing expenses in both absolute dollars and as a percentage of net revenues, reflects higher costs relating to agreements with our distribution partners. Under these agreements, partner revenue sharing expenses increased $1.3 million and $2.3 million for the four month and six month periods, respectively.

     Product Development. Product development costs increased to $845,000 and $1.2 million for the four and six months ended June 30, 1999, from $266,000 and $398,000 for the four and six months ended June 30, 1998, respectively. Product development costs as a percentage of net revenues increased to 14% and 13% of net revenues for the four and six month periods ended June 30, 1999 from 9% and 10% of net revenues for the same periods in 1998. The increase in absolute dollars and as a percentage of net revenues relates principally to an increase in personnel costs necessary to support the growth in our business, to modify our Web site and to implement changes to our product offering.

     General and Administrative. General and administrative costs increased to $796,000 and $1.1 million for the four and six months ended June 30, 1999, from $439,000 and $598,000 for the four month and the six months ended June 30, 1998, respectively. The increase in both the four and six month periods was due almost entirely to higher personnel costs required to support our expanded operations and significant growth. As a percentage of net revenues, general and administrative expenses decreased to 13% and 11% for the four and six months ended June 30, 1999, respectively, from 15% for both corresponding periods in fiscal 1998 as general and administrative expenses were spread over a larger revenue base.

     The following table sets forth the statements of operations for the periods indicated.

                                                              FISCAL YEARS ENDED FEBRUARY 28,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues................................................  $ 1,036     $ 3,882     $12,347
Cost of net revenues........................................    1,034       1,919       1,623
                                                              -------     -------     -------
  Gross profit..............................................        2       1,963      10,724
Operating expenses:
  Sales and marketing.......................................    1,929       1,980       5,611
  Product development.......................................    1,270         959       1,090
  General and administrative................................      430         838       1,340
                                                              -------     -------     -------
     Total operating expenses...............................    3,629       3,777       8,041
                                                              -------     -------     -------
Income (loss) before benefit (provision) for income taxes...   (3,627)     (1,814)      2,683
Benefit (provision) for income taxes........................    1,244         635        (966)
                                                              -------     -------     -------
Net income (loss)...........................................  $(2,383)    $(1,179)    $ 1,717
                                                              =======     =======     =======

                                                              FISCAL YEARS ENDED FEBRUARY 28,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
AS A PERCENTAGE OF NET REVENUES:
Net revenues................................................      100%        100%        100%
Cost of net revenues........................................      100          49          13
                                                              -------     -------     -------
  Gross profit..............................................        0          51          87
Operating expenses:
  Sales and marketing.......................................      186          51          45
  Product development.......................................      123          25           9
  General and administrative................................       41          22          11
                                                              -------     -------     -------
     Total operating expenses...............................      350          98          65
                                                              -------     -------     -------
Income (loss) before benefit (provision) for income taxes...     (350)        (47)         22
Benefit (provision) for income taxes........................      120          17          (8)
                                                              -------     -------     -------
Net income (loss)...........................................      (230)%       (30)%        14%
                                                              =======     =======     =======

  Fiscal Years Ended February 28, 1997, 1998 and 1999

     Net Revenues. Net revenues increased by $2.9 million to $3.9 million in fiscal 1998 from $1.0 million in fiscal 1997. Revenues from the sale of online greetings contributed $1.0 million of this increase reflecting the commencement of sales through AOL in September 1997. In addition, revenues from trademark and content licensing increased approximately $1.9 million to $2.7 million in fiscal 1998 from $842,000 in fiscal 1997 reflecting an increase in the number of software product introductions and an overall increase in the level of personal creativity software sales. Net revenues increased by $8.4 million to $12.3 million in fiscal 1999 from $3.9 million in fiscal 1998. Revenues from the sale of online greetings increased $4.6 million in fiscal 1999 due principally to the commencement of the sales of subscriptions through AOL in August 1998 and on our own Web site in November 1998. In addition, net revenues from royalties earned on the licensing of trademarks and content to personal creativity software publishers increased $3.8 million to $6.5 million in fiscal 1999 from $2.7 million in fiscal 1998, reflecting an overall increase in the level of personal creativity software sales.

     Cost of Net Revenues. Cost of net revenues were $1.0 million, $1.9 million and $1.6 million for fiscal 1997, fiscal 1998 and fiscal 1999, respectively. Cost of net revenues declined as a percentage of sales from 100% in fiscal 1997 to 49% in fiscal 1998 and 13% in fiscal 1999 reflecting the spreading of costs over a higher base of revenues for each period presented. The largest component of cost of net revenues relates to creative and production costs which were $1.0 million, $1.7 million and $1.1 million in fiscal 1997, 1998, and 1999, respectively. Creative and production costs increased by $698,000 in fiscal 1998 as compared to fiscal 1997, reflecting an increase in the number of product releases. The decline in creative and production costs in fiscal 1999 compared to fiscal 1998 reflects an increase in proportionate costs deferred associated with the creation of content licensed for personal creativity software to Mindscape under an agreement entered into February 1998. Prior to fiscal 1999, substantially all creative and production costs were incurred under agreements which did not contain royalty or licensing fee guarantees and, accordingly, were expensed as incurred.

     Sales and Marketing. Sales and marketing expenses increased by $51,000 to $2.0 million in fiscal 1998, representing 51% of net revenues, from $1.9 million, representing 186% of net revenues, in fiscal 1997. The increase in costs from fiscal 1997 to fiscal 1998 reflects an increase in personnel and business development costs of $35,000 an increase in partner revenue sharing expenses associated with higher volumes of business of $407,000 partially offset by a decrease in non-Web based advertising expenses and other promotional expenses of approximately $391,000. Sales and marketing expenses increased by $3.6 million to $5.6 million in fiscal 1999, representing 45% of net revenues from $2.0 million in fiscal 1998, or 51% of net revenues. Approximately $3.4 million of this increase is attributable to higher partner revenue sharing expenses resulting from an increase in the number of online greetings sold through the AOL service. In addition, sales and marketing expenses increased by $642,000 in fiscal 1999 reflecting increased staffing and related costs in connection with the implementation of our marketing strategy and customer service activities necessary to support our increased customer base and to expand and develop our distribution relationships. This increase was partially offset by a $390,000 decrease in non-Web based advertising expenses and other promotional expenses. Advertising costs decreased as we changed focus from print advertising to gain customers to distribution deals such as our agreements with AOL and Yahoo!. Sales and marketing expenses as a percentage of net revenue decreased from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 as sales and marketing expenses were spread over larger revenue base.

     Product Development. Product development expenses declined by $311,000 to $959,000 in fiscal 1998 from $1.3 million in fiscal 1997. The higher level of costs in fiscal 1997 reflects higher levels of investment necessary to support the initial development of products and technologies during our start-up phase. A substantial portion of these costs in fiscal 1997 were outsourced. Product development expenses increased by $131,000 to $1.1 million in fiscal 1999 from $959,000 in fiscal 1998 reflecting an increase in staffing and associated costs related to enhancing the features and functionality of our Web site as well as increased investments in computer systems and infrastructure. As a percentage of net revenue, product development expenses decreased from 123% in fiscal 1997 to 25% in fiscal 1998 and 9% in fiscal 1999 as product development expenses were spread over a larger revenue base.

     General and Administrative. General and administrative expenses increased by $408,000 to $838,000 in fiscal 1998 from $430,000 in fiscal 1997. The increase from fiscal 1997 to fiscal 1998 reflects increased personnel costs necessary in support of the business' expansion and higher depreciation expenses, resulting from additional expenditures for fixed assets. General and administrative expenses increased by $502,000 to $1.3 million in fiscal 1999 from $838,000 in fiscal 1998. Substantially all of the increase is due to higher personnel costs in support of the growth in our business activities. As a percentage of net revenue general and administrative expenses decreased from 41% in fiscal 1997 to 22% in fiscal 1998 and 11% in fiscal 1999 as general and administrative expenses were spread over a larger revenue base.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly statement of operations data for the eight calendar quarters ended June 30, 1999. This unaudited quarterly information has been derived from financial statements of AmericanGreetings.com and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. These unaudited quarterly results should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of any future period.

                                                                            THREE MONTHS ENDED
                                             ---------------------------------------------------------------------------------
                                             SEPT 30,   DEC 31,   MAR 31,   JUNE 30,   SEPT 30,   DEC 31,   MAR 31,   JUNE 30,
                                               1997      1997      1998       1998       1998      1998      1999       1999
                                             --------   -------   -------   --------   --------   -------   -------   --------
                                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues...............................   $1,004    $1,034    $1,777     $2,273     $2,702    $3,679    $4,501     $4,740
Cost of net revenues.......................      285       386       716        446        179       478       683      1,223
                                              ------    ------    ------     ------     ------    ------    ------     ------
  Gross profit.............................      719       648     1,061      1,827      2,523     3,201     3,818      3,517
Operating expenses:
  Sales and marketing......................      454       536       601        953      1,059     1,799     2,357      2,389
  Product development......................      259       205       194        204        233       283       432        721
  General and administrative...............      194       206       275        323        322       322       415        638
                                              ------    ------    ------     ------     ------    ------    ------     ------
    Total operating expenses...............      907       947     1,070      1,480      1,614     2,404     3,204      3,748
                                              ------    ------    ------     ------     ------    ------    ------     ------
Income (loss) before benefit (provision)
  for income taxes.........................     (188)     (299)       (9)       347        909       797       614       (231)
Benefit (provision) for income taxes.......       66       105         3       (126)      (327)     (288)     (221)        83
                                              ------    ------    ------     ------     ------    ------    ------     ------
Net income (loss)..........................   $ (122)   $ (194)   $   (6)    $  221     $  582    $  509    $  393     $ (148)
                                              ======    ======    ======     ======     ======    ======    ======     ======

                                                                            THREE MONTHS ENDED
                                             ---------------------------------------------------------------------------------
                                             SEPT 30,   DEC 31,   MAR 31,   JUNE 30,   SEPT 30,   DEC 31,   MAR 31,   JUNE 30,
                                               1997      1997      1998       1998       1998      1998      1999       1999
                                             --------   -------   -------   --------   --------   -------   -------   --------
AS A PERCENTAGE OF NET REVENUES:
Net revenues...............................    100%       100%      100%      100%       100%       100%      100%      100%
Cost of net revenues.......................     28         37        40        20          7         13        15        26
                                               ---        ---       ---       ---        ---        ---       ---       ---
  Gross profit.............................     72         63        60        80         93         87        85        74
Operating expenses:
  Sales and marketing......................     45         52        34        42         39         49        52        51
  Product development......................     26         20        11         9          9          7        10        15
  General and administrative...............     19         20        15        14         12          9         9        13
                                               ---        ---       ---       ---        ---        ---       ---       ---
    Total operating expense................     90         92        60        65         60         65        71        79
                                               ---        ---       ---       ---        ---        ---       ---       ---
Income (loss) before benefit (provision)
  for income taxes.........................    (19)       (29)       --        15         33         22        14        (5)
Benefit (provision) for income taxes.......      7         10        --        (5)       (12)        (8)       (5)        2
                                               ---        ---       ---       ---        ---        ---       ---       ---
Net income (loss)..........................    (12)%      (19)%      (0)%      10%        21%        14%        9%       (3)%
                                               ===        ===       ===       ===        ===        ===       ===       ===

     Our results of operations could vary significantly from quarter to quarter. We expect to incur significant sales and marketing expenses to promote our brands and our products in the future. Therefore, our quarterly financial performances and operating results are likely to be particularly affected by the number of subscribers as well as sales and marketing expenses for a particular period.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, our operations have been funded primarily from cash contributed by American Greetings. American Greetings contributed cash of $7.5 million to AmericanGreetings.com during the period from inception through June 30, 1999.

     Cash used in operating activities was $2.4 million, $1.6 million and $2.6 million in fiscal 1997, 1998 and 1999, respectively. Cash used in operating activities in fiscal 1997 was primarily attributable to a net loss of $2.4 million. Cash used in operating activities in fiscal 1998 was primarily attributable to a net loss of $1.2 million and increases in prepaid partner share expense and accounts receivable, partially offset by an increase in deferred revenue. Cash used in operating activities in fiscal 1999 was primarily attributable to increases in accounts receivable, prepaid partner share expense, and deferred creative and production costs, partially offset by net income of $1.7 million, an increase in deferred revenue due to a higher level of subscriptions, and an increase in accounts payable. Cash used in investing activities was $350,000, $228,000 and $402,000 in fiscal 1997, 1998 and 1999, respectively, and related principally to acquisition of computers and office equipment. Cash provided by financing activities was $2.8 million, $1.9 million and $3.0 million in fiscal 1997, 1998 and 1999, respectively. Cash provided by financing activities was attributable to net advances from our parent in all fiscal years.

     For the four months ended June 30, 1999 net cash provided by operating activities was $3.6 million, reflecting a decrease in trade accounts receivable and prepaid partner share expense. During this period, cash provided by operating activities was used primarily to finance fixed asset additions of $2.0 million and reduce parent company advances.

     We continue to be substantially dependent upon American Greetings for the majority of our financial, administrative and operational services and related support functions, including cash management. We believe that the implementation of an independent accounting system, financial and operational management controls, and reporting systems and procedures will be necessary to support the continued expansion of our operations. As a consequence, we intend to expend working capital to support the development of our system's infrastructure.

     Following the formation of AmericanGreetings.com, American Greetings and AmericanGreetings.com will enter into a formation agreement under which American Greetings will, prior to the closing of this offering, contribute to capital its net advances to AmericanGreetings.com and $50.0 million in cash, of which the net amount of $17.6 million was paid to AOL and Yahoo! during August 1999 in connection with our related distribution agreements, for 100% of the ownership interest in AmericanGreetings.com. Under the formation agreement, American Greetings and AmericanGreetings.com will also enter into, prior to the closing of this offering, a cross-license agreement whereby American Greetings and AmericanGreetings.com will each provide the other with use of its art and verse libraries, as well as trademarks. The cross-license agreement will provide for fixed royalty payments of $24.0 million to American Greetings over the three years, beginning July 1, 1999. Thereafter, the royalties are to be computed based on 3% of net revenues for so long as any American Greetings' trademarks are used, with a guaranteed minimum of $5.0 million per year. Additionally, under the formation agreement, American Greetings and AmericanGreetings.com will, prior to the closing of this offering, enter into an administrative services agreement, under which American Greetings will provide AmericanGreetings.com with requested back office infrastructure and certain operational and administrative services at American Greetings' cost plus 10%. See "Related Party Transactions -- Transactions With Our Parent" and Note H to our notes to our financial statements.

     On July 28, 1999, we entered into an interactive marketing agreement with AOL extending through December 2004 which provides for us to be featured as the generally exclusive provider of online greeting products and services to the following AOL brands: AOL, AOL.com, ICQ, Digital City, Netscape Netcenter and CompuServe. In addition, our products and services will also be offered on AOL International services, including such services in Canada, the United Kingdom, Australia, Japan, Germany and France. In consideration of the marketing, promotion, advertising and other services AOL will provide under this agreement, we will pay AOL a minimum aggregate of $100.0 million over the term of the agreement. The agreement also contains revenue sharing provisions for sales over specified amounts. We expect that we will amortize the costs associated with this agreement over the contract term of five and one-half years as sales and marketing expenses. Of the amount payable under this agreement, $22.8 million was paid in August 1999. The agreement may be terminated by either party upon a material breach by the other party which is not cured within 90 days of notice, and by AOL upon a change of control of AmericanGreetings.com resulting in our being controlled by a competitor of AOL. Under the agreement, AOL will act as our
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exclusive sales agent for all advertisements on the co-branded sites, and AOL and AmericanGreetings.com will share in the advertising revenues from the co-branded sites. In addition, under our agreement with AOL, AmericanGreetings.com is guaranteed to receive at least $30.0 million through June 2002 for advertising sold on our co-branded sites. Under this agreement, $6.0 million was received from AOL in August 1999 in connection therewith.

     On August 1, 1999, we entered into a license and promotion agreement for the integration of our greetings products and services with Yahoo!'s greetings service. The agreement is for a term of approximately two years. Under this agreement, we are required to pay Yahoo! minimum aggregate fees of $8.0 million over the term of the agreement. We expect that the costs associated with this agreement will be recognized as sales and marketing expenses over the two year contract term. We may also be required to pay Yahoo! additional fees if a specified revenue threshold amount is attained.

     Under our agreement with Mindscape, we receive trademark licensing fees and a royalty for each product sold with guaranteed minimum payments of $17.0 million over the four-year term of the agreement ending in February 2002. If royalty payments to us under this agreement meet specified levels, the agreement gives Mindscape the right to extend the term.

     Other than our payment obligations to our distribution partners, our royalty obligations under our agreements with American Greetings, obligations under operating leases and technology acquisitions, we have no material capital commitments. We expect capital expenditures of approximately $10.0 million over the next twelve months relating to investments in technology infrastructure necessary to support our growth objectives.

     We expect to incur significantly higher costs, particularly content creation costs and sales and marketing costs, in the future to grow our business. We believe that the net proceeds from this offering, together with American Greetings cash contribution, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may need to raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot assure you that such additional funding, if needed, will be available on terms attractive to us, or at all. The failure to raise capital when needed could seriously harm our business and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our then current stockholders will be reduced.

YEAR 2000 COMPLIANCE

     We rely primarily on American Greetings' computer, communications networks and information systems for the processing of our accounting and administrative information. The Year 2000 issue is the result of information technology, or IT, systems programs being written using two digits rather than four digits to define the application year. Any of American Greetings' IT systems that have date-sensitive software may be unable to interpret appropriately the calendar year 2000 and thus could cause the disruption of normal business activities. In addition, we rely on American Greetings' IT systems in various aspects of our business, including some of our product development and all of our administrative functions. American Greetings is currently in the process of working toward Year 2000 compliance. American Greetings has prioritized its IT systems into three categories: critical, necessary or other. Failure of a "critical" system would result in a serious disruption of revenue and would critically impact our productivity. Failure of a "necessary" system would result in serious processing delays and a significant reduction in productivity. We have been informed that American Greetings believes its critical and necessary applications are Year 2000 compliant. The remainder of the systems should be remedied by the end of the third quarter of calendar 1999. However, given the number of systems in the Year 2000 portfolio, slippage in the schedule could occur.

     In addition, for those few systems that we utilize only for the AmericanGreetings.com business, we believe that we will complete validation testing by October 1999 so that all additional business processes and components will properly handle dates prior to, during and after the year 2000. We have also begun the process of ensuring that all significant vendors and customers are Year 2000 compliant. Our current estimate
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of total cost remaining to achieve Year 2000 compliance in both our IT and non-IT systems is approximately $60,000 for testing costs, modifications to existing software, software replacement, systems software upgrades, computing hardware replacement and embedded systems. Through June 30, 1999, approximately $20,000 has been cumulatively expended on Year 2000 compliance.

     We believe the Year 2000 compliance issue should not have a material impact on AmericanGreetings.com's operations. Specific factors which might cause the Year 2000 issue to have a material adverse effect on our business include the availability and cost of trained personnel and the ability to recruit and retain them, as well as the ability to locate all system coding requiring correction. Based upon information available at this time, AmericanGreetings.com believes that the cost of modifications, replacements and related testing will not have a material impact on its liquidity or results of operations.

     We believe that our most reasonably likely worst case scenario related to Year 2000 could include:

     - disruption of our users' ability to send online greetings;

     - disruption of our ability to take orders from users and to connect users to e-commerce merchants;

     - our users' inability to use their computers because they are not Year 2000 compliant; and

     - our distribution partners' inability to send users to our site.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board, or FASB, issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes new standards for the way companies report information about operating segments in annual financial statements. The disclosures prescribed by SFAS No. 131 are effective for the year ending February 28, 1999. We believe that we currently operate in one segment.

     In April 1998, The American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, 98-5, "Reporting on the Costs of Start-up Activities". The Standard is effective for the company for its fiscal year beginning March 1, 1999. This Standard requires that start-up costs, as defined, be written off and any future start-up costs be expensed as incurred. We expense start-up costs as incurred and, therefore, adoption of this Standard is not expected to have a significant impact on our financial position, results of operations or cash flows.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Standard, which establishes new accounting and reporting standards for derivative financial instruments, must be adopted for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not have any derivative instruments and, therefore, do not expect the Standard to have a material effect on our financial position, results of operations or cash flows.

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                                    BUSINESS

OUR COMPANY

     We are a leading Web-based provider of greetings and other social expression content aimed at expanding individuals' ability to communicate and express themselves online. Our destination Web site offers users access to over 9,000 greetings and other social expression products, one of the largest selections on the Web today. Our online products consist of static postcards, animated and interactive online greetings, customized printable greeting cards, cartoons and games. We are able to provide users with this comprehensive selection through our in-house team of experienced creative specialists, third party licensees and our relationship with our parent, American Greetings, the world's largest publicly-traded greeting card company. Our relationship with American Greetings provides us with access to its library of approximately one million images and lines of verse as well as the American Greetings brand name online. Users visiting our Web site can view, personalize and send from a competitive selection of free greetings and social expression products while paid subscription users have unlimited access to our complete online selection. In addition to subscriptions, we currently generate revenues from the sale of advertising on our Web site, and by licensing our trademark and a portion of our content to Mindscape, a division of Mattel, for inclusion in personal creativity software.

     We began providing consumers with online greetings in 1995 when we introduced our own Web-based service. Since then, our traffic has grown significantly and on a combined basis, our Web properties at www.americangreetings.com or www.ag.com and AOL keyword: American Greetings ranked as the seventh most visited shopping site on the Internet and in the top 50 of the Web's most heavily trafficked sites in June 1999, according to Media Metrix, an Internet and digital media measurement company. For the month of June 1999, we had over four million unique visitors and over 32 million total page views. At June 30, 1999, we had over 400,000 subscribers. In addition, two of our American Greetings branded software titles were ranked in the top five of the personal productivity category for the month of June 1999, according to PC Data. Our revenues have increased from $4.1 million for the six months ended June 30, 1998 to $9.2 million for the six months ended June 30, 1999. We believe our success is based, in large part, upon:

     - leveraging our parent, American Greetings' brand name and content;

     - creating and developing our own content;

     - establishing key character license relationships;

     - building a robust and scalable technology infrastructure;

     - establishing distribution agreements with key online sources of users;
       and

     - leveraging our management's significant combined experience in the greetings and internet industry.

     Our key content relationships provide our users with one of the largest online greetings collections of licensed characters including Betty Boop, Dilbert, The Simpsons, the World Wrestling Federation and Xena. Our distribution agreements with major Internet content and service providers such as AOL, Yahoo! and Lycos Network, have helped to extend our brand awareness while increasing our user base. Through our agreement with AOL, we are the exclusive provider, subject to limited exceptions, of greetings products and services to the following AOL brands: AOL, AOL.com, ICQ, Digital City, Netscape Netcenter and CompuServe. In addition, our products and services will also be offered on AOL international services in Canada, the United Kingdom, Australia, Japan, Germany and France. In addition, in order to extend our brand awareness and increase our user base, we have created an affiliate program with over 13,000 affiliated sites as of June 30, 1999. Our affiliates are a group of Web sites owned and operated by third parties who, for a percentage of revenues, place banner ads and cross-links to our site on their Web sites and thereby help drive traffic to our site.

     We believe the proliferation of the home computer, with enhanced peripherals such as the color printer, will continue to support our growth as a leading provider of online greetings and other social expression

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content. Our strategy for capitalizing on this market opportunity is to offer online users a comprehensive online offering of greetings and other social expression products and services. These products and services are electronically sendable or remotely printable and are of high quality, available in a wide variety and utilize some of the most effective technology in online greetings. In addition, we believe that our relationship with American Greetings and the ability to leverage its superior brand and more than 90 years of expertise and experience in greetings and social communication provides us with a meaningful advantage relative to our competitors.

INDUSTRY BACKGROUND

     The Traditional Greeting Card Industry. Over the past 100 years, greeting cards have become almost universally accepted as a means of social expression and communication. People rely on greeting cards to convey sentiments and emotions in a manner that may not be easily conveyed through letters or other written communications. As a result, paper greeting cards have become part of the world's social fabric, including in the United States where sales of these cards and related products are expected to exceed $7.7 billion in 1999 alone, according to the Greeting Card Association of America. The average person received approximately 24 greeting cards per capita in the United States during 1998, according to the Greeting Card Association of America. Despite their wide use and popularity, however, we believe the following factors have traditionally acted to limit sales of paper greeting cards:

     - the inconvenience of shopping for paper cards;

     - failure on the consumer's part to remember that they need to buy a card;

     - the inconvenience of mailing the card or mailing the card in a timely manner; and

     - the limited selection available in any one location.

     Growth of the Internet as a Medium for Communications. The Internet has become an important communications tool, advertising medium and sales channel for consumers and businesses worldwide. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will increase from 97 million in 1998 to 320 million in 2002, representing a compound annual growth rate of approximately 35%. According to Jupiter Communications, e-mail ranks as the number one reason consumers access the Internet today. Forrester Research expects the number of e-mail users in the United States alone to increase from 40 million in 1996 to 135 million in 2001. In addition, Electronic Mail & Messaging Systems estimates that in the United States the total volume of daily e-mail and instant messages, which allow users to communicate real-time with each other, will increase from 0.7 billion in 1998 to 1.9 billion in 2002, representing a compound annual growth rate of approximately 40%. Forrester Research estimates that over one billion of the e-mail and instant messages sent in 1998 were personal, and expects that number to increase to over 3.5 billion in 2002. We believe that the explosive growth of e-mail and instant message communications can largely be attributed to their ease of use and convenience. Both methods, however, suffer from being somewhat difficult for users to personalize in order to fully express their emotions and sentiments.

     Growth of the Internet as a Medium for Commerce and Advertising. Online purchases are expected to grow rapidly as well. IDC estimates that at the end of 1998, almost 27 million users worldwide had made at least one online purchase, and by the end of 2002 this population is expected to grow to approximately 128 million. In addition, Simba Information estimates that online advertising revenues will grow from approximately $2.1 billion in 1998 to approximately $7.1 billion in 2002.

     Proliferation of Color Printers. According to Media Metrix, at the end of 1998 over 60% of all computer households were believed to have access to a color printer. Furthermore, we believe that roughly 20% of all U.S. households currently print greetings and other creativity products through the use of a color printer. We believe that the personal creativity market has seen dramatic growth in recent years as a result of the proliferation of color printers in households, growing from approximately $147.3 million in 1996 to $202.7 million in 1998, an increase of approximately 37%.

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     Emergence of Online Greetings. Much as paper greetings supplement letters as a form of social communication, we believe online greetings are beginning to supplement e-mail as a means of more effectively communicating sentiments and emotions. This continually evolving means of communication currently allows users to enhance e-mail with such multi-media features as sound, graphics and motion components to deliver dramatically higher impact online greetings. Compared to traditional, text only e-mail, online greetings allow the sender to better impart the expression or emotion to be delivered, thereby significantly enhancing the level of communication between sender and recipient. According to a recent study conducted by Jupiter Communications, nearly 60% of consumers online cited sending online greetings as one of the reasons for going online.

THE AMERICANGREETINGS.COM SOLUTION

     Our solution is to provide users with one of the largest selections of greetings and other social expression content online in order to meet their everyday communication, self-expression and entertainment needs. Currently, we offer over 9,000 greetings and other social expression products online, which we believe is the largest offering available on the Internet today. Supporting our online selection and facilitating development of new products is a library of approximately one million images and lines of verse that our parent, American Greetings, has developed and market-tested over the past 90 years. We believe that our growing and diverse library allows us to provide a broad selection of high quality greetings and other social expression products that can be targeted to specific audiences. By targeting specific audiences, we offer online advertisers and retailers an opportunity to direct their products and services more effectively to their target markets.

     We currently offer users visiting our Web site and the co-branded sites of our distribution partners an assortment of free greetings and related social expression content as well as the opportunity to access an even broader selection of greetings and social expression content through a subscription for a fixed period of time. In addition, we currently offer our subscribers a selection of high quality specialty paper for printing online greetings and discounts on e-commerce transactions with our e-commerce partners. We believe our free offerings will help drive traffic to our Web site and the co-branded sites of our distribution partners while building our subscriber base as users view and access our full range of online content.

     We believe one of our principal competitive advantages results from our relationship with American Greetings, our parent and a leader in traditional social communication. American Greetings is the largest publicly-traded greeting card company in the world with revenues of approximately $2.2 billion for the twelve months ended February 28, 1999. Through this relationship we are able to tap into and leverage over 90 years of American Greetings' industry knowledge and expertise. Other advantages that our relationship with American Greetings provides us relative to our competitors include:

     - superior brand recognition of the American Greetings brand name;

     - unlimited access to American Greetings' library of market-proven artwork and verse;

     - the ability to conduct cross-marketing and co-promotion programs; and

     - the ability to serve international markets, such as the United Kingdom, Canada and Australia, for which markets American Greetings has already developed content.

     We provide the following benefits to our users:

     Broad Selection of Quality Greetings and Social Expression Content. We believe we offer the largest selection of online greetings and other social expression products, with over 9,000 currently available. In addition to our proprietary library of market-tested content, we license trademarks and copyrighted material to enhance our product offerings. We currently have over 30 licenses for such widely recognized brand names and characters as Dilbert, Power Rangers, the Simpsons and the World Wrestling Federation. Our in-house team of creative specialists, together with our network of freelance artists and other professionals, coordinate, develop and deliver content that is updated daily.

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     Wide Variety of Products and Delivery Available. In order to meet the changing and diverse needs of our user base, we offer a wide variety of greetings and other social expression products in formats which utilize a range of technologies. Our electronic greetings range from static postcards which can be viewed easily and downloaded quickly to animated, interactive greetings which use industry standard technology enabling the addition of sound, graphics and personalized text. We offer our users products which the sender can customize with a personal message. These products provide users with the ability to enhance their ordinary text based e-mail communication. We also offer our users the ability to select, personalize and print directly from our Web site thousands of high quality greeting cards and other printable personal creativity products. These products address a need for some users who prefer the benefits of a physical product that is accessible 24 hours a day and offers a wider selection of greetings than is available in many retail stores. This method also allows users to send greetings to individuals that are not online.

     We provide several means of delivery from which users can transmit greetings, allowing them to choose the method that best suits both the sender's and the recipient's needs. Users have the option of electronic delivery, printing a traditional greeting card at home, or having us print and mail the greeting for them. On the back of all these printable products is our URL so the recipient can go to our site and reciprocate the sentiment. For electronic users, we offer the ability to receive greetings through an online pick-up window by prompting the receiver to visit our Web site to retrieve their greetings. This delivery method promotes traffic to our Web site and encourages a reciprocal greeting from the recipient back to the sender, thus proliferating the use of online greetings.

     Personalized Services for Ease of Use. We offer an array of helpful and useful services to assist our users. Some of these services include automatic e-mail reminders of important dates and occasions, the ability to schedule the delivery of a greeting up to a year in advance and a personalized address book to assist users in sending online greetings. We also offer users the opportunity to purchase items such as chocolates and gift items at discounted prices on our site through cross-selling programs with retailers.

     Targeted, Cost-effective Medium for Advertisers. Based on our ability to track our users' browsing and sending habits, we are able to provide advertisers with highly-targeted online audiences. Information gathered through the ordering process and our online sales performance tracking systems allow us to target and distribute electronic offers of products and services to users with desirable characteristics and interests as demonstrated by their greetings usage on our site. Additionally, users browsing particular pages on our Web site or sending particular products are likely to be highly motivated buyers of products consistent with the theme of that section. For example, a user on our site who creates and sends a Valentine's Day card might be an excellent candidate to whom to offer other holiday related gifts such as flowers or chocolates.

STRATEGY

     Our objective is to become the premier site worldwide for users to fulfill their online greetings and social expression needs. Our strategy includes the following key elements:

     Create the Broadest Selection of Enhanced Content Online. We intend to continually broaden and enhance our content, product and service offerings. We believe that including enhanced offerings such as categories of content directed at and addressing specific demographic and common interest groups such as pet owners and sports fans, and adding more multimedia content should increase the attractiveness of our site. Furthermore, we intend to offer additional features that will be updated frequently by our creative staff to provide the most current topical content possible. We believe that by continually enhancing and expanding our online offerings, we expect to draw increased traffic to our Web site, improve our brand recognition, increase the amount of time users spend on our site and broaden our user base. We believe many users who are initially drawn to our site by our free content will choose to upgrade to the subscription service to gain unlimited access to our full range of online content.

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     Aggressively Build Our Brand and Increase Traffic. We intend to aggressively build our brand and increase our traffic through the following:

     - Strengthen Distribution Partnerships with Major Internet Content and Service Providers. We believe that we can significantly increase traffic to our Web site, increase the number of our subscribers and expand brand recognition through our strategic alliances with major Internet content and service providers. We intend to continue to leverage our distribution partnerships with companies such as America Online, Yahoo!, and Lycos Network to drive traffic to our site. Through closer integration, co-branding and joint marketing programs, we plan to take advantage of the significant distribution reach of each partner to increase our exposure and contact a broader audience of potential subscribers.

     - Leverage and Expand Our Affiliate Program and Our E-commerce Relationships. We plan to grow our current affiliate base of over 13,000 sites by coupling attractive commissions and customized options with strong technology tools and real time sales reporting. We also intend to enter into additional cross-selling arrangements with retailers.

     - Pursue Online and Traditional Advertising. While we have conducted only limited advertising to date, we intend to further promote our brand through a marketing campaign using a combination of online and traditional marketing. We plan to add the address of our Web site to the back of American Greetings' printed greeting cards which number over one billion distributed in thousands of retail outlets in North America per year. Pursuant to our new agreements with AOL and Yahoo!, we intend to extensively advertise on their Web sites as well as the sites of other select Internet content and service providers. In addition, following the closing of this offering, we plan to initiate a national advertising campaign through traditional print and broadcast media.

     - Direct Marketing to Users. We plan to use direct e-mail marketing for value-added products and services to increase conversion to our subscription service and promote the sale of e-commerce products offered on our site.

     Continue to Drive Advertising Revenues. We believe that our Web site offers advertisers highly relevant audiences for narrowly targeted advertising. We intend to expand our internal sales team as well as use third party sales organizations such as AOL and Phase2Media to attract advertisers based on our ability to track our users' browsing and sending habits through the ordering process and our online sales performance tracking system. This allows us to target electronic offers of products and services to users with desirable characteristics and interests. We intend to offer (1) general run-of-site advertising that places an advertiser's banner throughout our Web site targeted to the broad greetings user, (2) category sponsorship advertising that more specifically targets a sending occasion, and (3) premium placement advertisements that specifically target our users after they have indicated their decision to view a specific greeting.

     Broaden E-commerce Offerings. We believe our Web site provides an attractive opportunity to third-party vendors to reach a highly targeted group of online consumers. We currently have cross-selling relationships with Gorant Chocolates, Hickory Farms and OfficeMax.com for which we receive either a fixed commission on sales or a one-time fee for ad placement on our site. We intend to enter into highly targeted cross-selling arrangements with additional retailers. We also intend to promote e-commerce offerings which are complementary to our greetings and other social expression content, such as specialty paper for printing physical cards and personal creativity software.

     Expand Internationally. We believe that significant opportunities exist to address the global adoption of the Internet and the global demand for enhanced electronic communication. We currently offer culturally tailored content in British English, French, German, Spanish, Japanese and Chinese, and intend to continually expand into other foreign languages and cultures. We intend to create local versions of our Web site for foreign markets and we will continue to utilize existing overseas relationships of our parent and those of our strategic partners such as AOL. We intend to further explore international opportunities to extend the reach of the AmericanGreetings.com brand and to pursue additional strategic relationships in important international markets.

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OUR CONTENT-BASED PRODUCTS AND SERVICES

  Content

     Our in-house team of creative specialists, together with freelance artists, coordinate and develop over 30,000 pieces of proprietary content annually, providing a wide array of greetings and social expression products from which our users can choose. Our content includes material tailored to specific demographic audiences and their interests. This content is transformed into both greetings and other social expression products designed to appeal to the specific communication, self expression and entertainment needs of these audiences. Targeted audiences include:

     - Kids. games, crafts and activities, greetings for kids to send to kids and adults alike, and favorite characters.

     - Women. family, health, work, relationships, food and travel.

     - Interest Related. sports, animals, hobbies, music, spirituality and lifestyles.

     - International. multilingual greetings from international markets including: the United Kingdom, Australia, Germany, France, Japan, Netherlands and Canada.

     We also have contract rights to licensed content for many popular brand names, characters and photographic archives. The majority of the license agreements are for a term of two years, and allow us rights to use the licensed property in our online greetings and other related social expression products. Some of our most widely recognized licensed properties include:

     - Cartoons and Comics. Beavis and Butthead, Betty Boop, Dilbert, Garfield, Marmaduke, Popeye and Rugrats.

     - Television and Movies. Antz, Hercules, Power Rangers, The Simpsons, The Three Stooges, Universal Studios' Monsters and Xena.

     - Others. Care Bears, Elvis, Strawberry Shortcake and the World Wrestling Federation.

     Our content also covers a broad range of sentiments and occasions in an attempt to meet all the needs of our users. Some such sentiments and occasions for the sending of greetings include:

     - Major Occasions. Anniversaries, Birthdays, Graduations and Weddings

     - Major Holidays. Father's Day, Mother's Day and Valentine's Day

     - Other Holidays. Earth Day, Groundhog Day, Halloween, New Years' Day, St. Patrick's Day, and Thanksgiving Day

     - Special Days. Kiss Your Mate Day, National Forgiveness Day, Secretaries' Day and Teacher's Day

     - International Holidays. Bastille Day, Cinco De Mayo, Pulaski Day and Victoria Day

     - Religious Holidays. Christmas, Easter, Hanukkah, Passover and Rosh
       Hashanah

     - Non Occasions/Sentimental. Anytime, Friendship, Get Well, Just to Say Hi, Romance, Thank You and Thinking of You

     - Celebrate-the-Date. A different greeting for each day of the year, including International Violin Day, Limerick Day, National Programmers' Day, National Splurge Day and Slug Day.

  Content-Based Products

     We believe we currently offer our users one of the largest selections of online greetings and social expression content-based products. We have assembled a wide variety of high-quality artwork and verse that

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we believe appeals to and is relevant to the sentiments, needs and tastes of a broad base of Internet users. We currently offer the following products:

     - Greetings Online. Printable greeting cards, electronic postcards, animated greetings and interactive greetings

     - Social Expression and Entertainment Products. Interactive jokes, stories, comics, horoscopes and games

     - Personal Creativity Products. Banners, stationery, 3-D crafts, calendars, invitations, announcements, Web page templates, clip art and screen savers

  Delivery Methods

     In order to meet the diverse needs of online users, we offer a wide variety of delivery methods:

     - E-mail. A user selects and personalizes a greeting or other social expression content such as a cartoon and sends it to the recipient through our service. The recipient receives an e-mail from us prompting them to link to our electronic pick-up window in order to retrieve their greeting. This system promotes traffic to our Web site by requiring the receiver of the online greeting to retrieve their greeting on our Web site. In addition, the use of a Web pick-up window encourages reciprocity from the recipient while they are on our Web site, which proliferates the use of our online greetings. Our electronic pick-up window system has been implemented on our Web site and our co-branded sites, other than AOL, and is in the process of being implemented on our AOL co-branded site.

     - Print. This option is available to all of our users and allows them to select and personalize their greeting or social expression product. The user then clicks the "print" or "download" button, which either downloads the product to their computer or prints it directly to their printer. Other printable products that we intend to introduce include 3-D crafts, banners, stationery, calendars, invitations, announcements and other personal creativity crafts.

     - Mail. For those users who wish to send an actual paper greeting, we offer more than 2,000 paper greeting cards that offer greater convenience than is available through traditional retail stores. The user selects, personalizes and then electronically sends their greeting to us. We print the greeting at our facilities and mail it on the sender's behalf to the addressee through regular mail.

  Services

     We offer a number of services in addition to our product offerings, including e-commerce opportunities and feature enhancements to improve the overall user experience. These services are available to all users and include the following:

     - My Account. Users can review their past transactions. In addition, users may review, edit and re-send online greetings and other products previously sent.

     - Future Delivery. Users are able to schedule future delivery of online greetings and other products up to one year in advance.

     - Reminder Service. This service enables users to set-up e-mail reminders in advance of special events, holidays or meetings. This service will automatically send the user a reminder in advance of those dates, providing purchase suggestions and special offers as appropriate.

     - Address Book. Provides an address book to users, allowing them to store e-mail and regular addresses for convenient and easy ordering on our Web site.

     - E-commerce. We offer opportunities for users to purchase products offered by third-party vendors. For example, a user on our Web site who creates and sends a Valentine's Day card could also purchase a related gift such as chocolates.

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

  Pricing

     Currently, we offer users a choice between unlimited access to our greetings and other social expression content available by subscription and a free offering of products and services under the following plans:

     - Subscriptions. Users are able to subscribe to our service on a semi-annual or monthly basis for a fee of $19.95 or $4.95, respectively. Subscribers are entitled to send unlimited product and have access to all content areas and services on our Web site. Subscriptions are automatically renewed to provide continuous and uninterrupted service unless we are otherwise notified. Since implementing our subscription model, we have achieved a subscriber renewal rate of approximately 65% of our subscribers who have come up for renewal.

     - Free Offering Products. We currently offer users a competitive selection of online greetings and other social expression content free of charge. To access our free offering, we ask users to register and provide valuable demographic information which in turn allows for more directed and targeted marketing by advertisers. We also provide users with opportunities to view our extensive product offerings for subscribers which we believe will encourage them to purchase a subscription.

MARKETING AND PROMOTION

     Our marketing and promotion strategy is designed to broaden awareness of our brand, increase traffic to our Web site and encourage new and repeat subscribers. We utilize distribution agreements and other alliances to market and promote our brand.

  Distribution Agreements

     In order to drive traffic to our Web site, we have aggressively pursued distribution relationships with some of the largest and most heavily trafficked online content and service providers, including America Online, Yahoo! and Lycos Network. We believe that our alliances with these and other partners can be a source of a significant number of new subscribers. We have entered into the following agreements and arrangements:

     - America Online. In 1997 we entered into a three and one-half-year agreement with AOL to offer electronic greetings on AOL's proprietary online service. We were the exclusive provider of e-mail based greetings for consumers on the AOL proprietary service. Links and placements on AOL's service provided a direct link to our site, including prominent rotational placement on the America Online Welcome Screen, the highest trafficked site on the Internet. In July 1999, we renegotiated this agreement to broaden our strategic alliance with AOL. According to Media Metrix, in June 1999 AOL had a total combined reach of 65.9% in the U.S. The new agreement, which extends through December 31, 2004, provides significant enhancements to our previous agreement.

      - Our greetings and social expression content will be promoted on the following AOL brands: AOL, AOL.com, Netscape Netcenter, CompuServe, CompuServe.com, ICQ, ICQ.com, Digital City and, for the first two years of the expanded agreement, the AOL international services in the United Kingdom, Canada, Japan, Germany, the Netherlands, France and Australia.

      - We will be the exclusive provider of greetings on the AOL online properties listed above. This exclusivity extends to both online and printed greetings and includes both business and consumer-related communications. These exclusivity provisions are subject to several exceptions including AOL's ability to obtain and license greetings and other content from third party sources that are not currently main competitors of ours if we are not able to supply such greetings or other content.

      - Our products will be promoted in functional areas on these AOL brands including e-mail, calendar, You've Got pictures, white pages, Love@AOL personals, address book and instant messaging. AOL has agreed to work with us to develop and test integration of greeting functionality into these areas. Our goal is for greeting services to be available from a button or icon prominently built into these AOL applications and AOL has agreed to development and consumer testing of such features.

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

      - Our products will also be featured and promoted in other targeted areas such as chat, holiday channels, for example, Christmas, Mother's Day and Easter, the Romance channel, Sports channel and AOL Hometown, AOL's Web page building and hosting product.

      - In addition, we will receive extensive banner and promotional placement on each of the AOL online properties covered by our agreement.

      In consideration of the marketing, promotion, advertising and other services AOL will provide under this agreement, we will pay AOL a minimum aggregate of $100.0 million over the term of the agreement. The agreement also contains revenue sharing provisions. Of the amount payable under this agreement, $22.8 million was paid in August 1999. The agreement may be terminated by either party upon a material breach by the other party which is not cured within 90 days of notice, and by AOL upon a change of control of AmericanGreetings.com resulting in our being controlled by a competitor of AOL. The agreement may also be terminated by AOL if we do not maintain our co-branded sites with AOL among the top three online greetings sites, as judged by third party reviewers, with respect to a variety of criteria that include pricing, scope, selection and quality of products or if we fail to fully customize our sites in the additional AOL properties specified in such agreement. Under the agreement, AOL will act as our exclusive sales agent for all advertisements on the co-branded sites, and AOL and AmericanGreetings.com will share in the advertising revenues from the co-branded sites. In addition, under our agreement with AOL, AmericanGreetings.com is guaranteed to receive at least $30.0 million through June 2002 for advertising sold on our co-branded sites. Under this agreement, $6.0 million was received from AOL in August 1999 in connection therewith.

     - Yahoo!. In August 1999, we entered into a license and promotion agreement for the integration of our greetings products and services with the Yahoo! Greetings greetings service for a period of two years. According to Media Metrix, in June 1999 Yahoo! had a total combined reach of 59.2% in the U.S. We believe this agreement will provide us with significant branding and traffic to our Web site. Yahoo! has agreed to place integrated links to Yahoo! Greetings and AmericanGreetings.com products on Yahoo channels, Yahoo Mail, Yahoo Messenger, Yahoo Calendar, Yahoo Clubs, Yahoo Home page and Yahoo Address book during the term of the agreement. In addition, Yahoo! has agreed to place links to our site and banner advertisements on certain targeted pages including relevant keywords and directory pages generated from the Yahoo! service. The agreement requires Yahoo! to deliver a minimum number of page views for a period of two years. Yahoo! has agreed to grant us limited exclusivity with respect to co-branded greetings services and the promotion and marketing of printable greetings and paid electronic greetings to Yahoo! users and provide us with similar promotional space and preferred treatment on other Yahoo! properties. Under this agreement, we are required to pay Yahoo! minimum aggregate fees of $8.0 million over the term of the agreement. We may also be required to pay Yahoo! additional fees if a specified revenue threshold amount is attained.

     - Lycos Network. Our current agreement with Lycos, which will not expire until March 2000, allows for us to be listed as the exclusive provider of greetings products on the Lycos Network. Our products and services are made available to Lycos users through links from Lycos' e-mail, chat service, white pages, shopping pages and relevant keyword search pages. In addition, our link is the first to appear under the "Greetings" option on the Lycos shopping page. Our agreement also provides for the sharing of revenue generated from the sale of advertising space and from the sale of our products resulting from linking referrals. According to Media Metrix, in June 1999 Lycos had a total combined reach of 47.8% in the U.S.

  Content Alliances

     - Mindscape. In February 1998, we entered into a four-year agreement with Mindscape giving Mindscape the right to develop and distribute personal productivity software to its retail customers using a portion of our greetings and social expression content. We currently publish the following products: American Greetings CreataCard Plus and Gold, American Greetings Print! Premium, American Greetings Crafts! and Crafts Deluxe, American Greetings Spiritual Expressions and

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

American Greetings CreataParty. In June 1999, two of these products were ranked in the top five in terms of unit sales in the print creativity category according to PC Data. Introduction of additional products and updated versions of these products are planned for the Fall of 1999. Under our agreement with Mindscape, we receive trademark licensing fees and a royalty for each product sold with guaranteed minimum payments of $17.0 million over the four-year term of the agreement ending in February 2002. If royalty payments to us under this agreement meet specified levels, the agreement gives Mindscape the right to extend the term.

     We derive a significant portion of our net revenues from the sale of online greetings and other social expression content marketed and distributed through AOL and from royalties earned from the licensing of trademarks and a portion of its content to Mindscape. Revenues from AOL and Mindscape accounted for approximately 64% and 26%, respectively, of our net revenues for the four months ended June 30, 1999 and approximately 42% and 36%, respectively, of our net revenues for fiscal 1999.

  Other Alliances

     - Affiliate Network. Our affiliates are a group of over 13,000 Web sites owned and operated by third parties, who, for a percentage of revenues, place banner ads and cross-links to our site on their Web sites and thereby help drive traffic to our site.

     - Traditional Retailers. We have entered into various co-marketing and Web site linking arrangements with a number of American Greeting's traditional retailers, including Ames Department Stores, Bradlees Department Stores, CVS.com, Duane Reed Drug Stores and Kmart. In addition, a number of other traditional retailer relationships are planned.

  Marketing Alliances

     - Phase2Media. We have entered into a one-year agreement with Phase2Media, an Internet advertising agency, to act as our exclusive agent to sell advertising on our www.americangreetings.com Web site to potential advertisers and sponsors. Phase2Media will be the exclusive agent selling advertising on our behalf on our own Web site. There are certain renewal options that may allow Phase2Media to continue as our agent beyond the first year if specified advertising revenue thresholds are met.

     - AOL Interactive Marketing. Our agreement with AOL provides that AOL will act as our sales agent for advertising and sponsorship sales on our co-branded sites with AOL. Except for limited inventory we retain the right to sell, and our right to assist in the development of advertising sales leads, AOL will be the exclusive sales agent for a period of three years ending July 31, 2002. After the initial three years, AOL could extend its exclusive sales agents rights if specified revenue thresholds are met. AOL has one of the largest advertising sales forces in the Internet industry today.

  Sales and Marketing

     An important element of our strategy is to build brand recognition around our Web site and our products and services. Our sales and marketing goals are focused on: (1) increasing our number of subscribers; (2) increasing user traffic to our Web site; and (3) increasing e-commerce purchases and other transactions on our Web site. We intend to achieve these objectives through the following:

     - Direct E-Mail Marketing. We actively market to our own base of users through e-mail broadcasts, with announcements such as new product introductions, reminders for upcoming holidays and site and features. All users of our products are added to our database and electronic mailing list, which numbered over 2.8 million registrants through June 30, 1999. A user can remove his or her name from our mailing list at any time. We do not sell any customer information to third parties and only share customer data in the aggregate form.

     - Offline Advertising. Following the closing of this offering, we plan to launch a national advertising campaign through print and broadcast media to drive traffic to, and raise consumer brand awareness of, our Web site and our products and services.
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

     - Internet Advertising. In addition to the advertising we receive through our arrangement with our strategic distribution partners, we also intend to advertise on the Web sites of niche Internet content sites.

CUSTOMER SUPPORT

     We believe that a high level of customer service and support is critical to retaining and expanding our user base. Our customer service representatives are available 8:00 AM to 11:00 PM Eastern Standard Time on weekdays and 8:00 AM to 4:00 PM Eastern Standard Time on weekends to provide assistance via e-mail, phone or fax. Our customer service representatives strive to answer all customer inquiries within 24 hours. The customer service representatives are a valuable source of feedback regarding user satisfaction.

TECHNOLOGY

     We have implemented, and continue to invest in, a broad array of customer support, transaction-processing and fulfillment systems, using a combination of proprietary and commercially available, licensed technology. We focus our internal development efforts on creating and enhancing our software and on creating an integrated technology solution that can handle significant transaction volumes. Our systems are designed to make both the customer experience and the transaction reporting and tracking process as seamless as possible, while maintaining scalability, security and superior processing speed.

     Our systems have been designed based on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our system hardware is hosted at Exodus Communications' facility on SGI Unix servers and NT servers, and we have implemented load balancing systems and our own redundant servers to provide for fault tolerance. Our systems are scalable, allowing us to quickly adjust to our expanding user base without compromising the performance of our site. In addition, adopted industry standards or widely accepted technology formats such as C++ as our base for product development, to ensure nearly universal access to our products by Internet users.

     Partner Integration/Distribution. Our open, scalable architecture allows us to deliver our content and services through multiple channels, either direct to customers over our Web site through our distribution partners. We work with our distribution partners, AOL, Yahoo! and Lycos Network to integrate our product and services to create the best experience possible for our users. Our adoption of BeFrees Affiliate Network technology allows affiliates to easily integrate our content on their Web sites and to track performance on a constant basis.

     Online Sales and Tracking System. We use technology that provides sophisticated subscription and sales tracking, and have built a comprehensive data warehouse to store and analyze customer buying patterns and online activity. Our system allows us to segment our user population, enabling us to further personalize our services for the individual user and to respond effectively to the changing tastes and needs of our users, as well as allowing our advertisers to better target their intended audience.

     Direct Marketing System. We have developed scalable and intelligent proprietary systems to create a better customer experience and generate higher customer loyalty, and are currently evaluating third party systems to further improve our relationship with our users. We are currently implementing a comprehensive direct marketing system that will allow us to communicate directly with our customers and provide them with offers and information that are most relevant to their individual preferences.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, the Internet is becoming an increasingly popular system for communicating and conducting commerce. As a result, it is possible that a number of laws and regulations may be adopted with respect to the Internet or online services. These laws and regulations may cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, distribution, intellectual property rights and

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

information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. We do not currently provide personal information regarding our users to third parties. However, the adoption of such consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services.

     We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, personal privacy, and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. Such uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs. Furthermore, those laws that do reference the Internet, such as the recently passed Digital Millenium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain.

     The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by various foreign governments to impose taxes on the sale of goods and services and other Internet activities. In 1998, the Internet Tax Information Act was signed into law placing a three-year moratorium on new state and local taxes on Internet commerce. A number of trade groups and government entities have publicly stated their objections to this tax moratorium and have argued for its repeal. There are no assurances that future laws will not impose taxes or other regulations on Internet commerce, or that such three-year moratorium will not be repealed, or that it will be renewed when it expires, any of which events could substantially impair the growth of electronic commerce.

     Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties.

     Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty in the marketplace. This could:

     - reduce demand for our products;

     - increase the cost of doing business as a result of litigation costs or increased service delivery costs; or

     - otherwise harm our business.

     Also, in the United States, companies are required to qualify as foreign corporations in states where they are conducting business. As an Internet company, it is unclear in which states we are actually conducting business. We currently are qualified to do business only in Delaware and Ohio. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could harm our business.

COMPETITION

     Both the e-commerce and a number of online greetings and social expression businesses are new, rapidly evolving and highly competitive. We expect competition to intensify in the future, given the ease with which new Web sites can be developed. We believe that a number of competitive factors are important to our business including brand recognition, site content, accessibility and ease of use, price, fulfillment speed, customer support and reliability. We believe that our established brand name gives us a competitive advantage in capturing consumers of online greetings and related content. Additionally, we believe that our creative content expertise and our ability to produce large quantities of high quality content give us a competitive advantage. Combined with our marketing and technical skills, and our exclusive relationships with several key
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

content and service providers, we believe that we can continue to extend our leadership position in the market. We currently compete with a variety of companies, including:

     - Blue Mountain Arts, a publisher of poetry books and greeting cards that has established a significant presence online as a provider of free electronic greeting cards.
     - Online affiliates of traditional greeting card companies such as Hallmark and Gibson Greetings/E-Greetings.
     - Amazon.com, an online bookseller that has recently entered the online greetings market with free content and other entities such as Disney and Microsoft that offer online greetings.
     - Various small online providers of generally generic, free online greetings services which attract small amounts of traffic and usage.

     Some of our competitors have longer operating histories, larger customer or user bases, greater brand recognition and greater financial, marketing and other resources than we do. Some of these competitors can devote substantially more resources to Web site development than we can.

     Our competitors may be able to fulfill customer orders more efficiently, reach more customers or adopt more aggressive pricing policies than we can. Our main competitor, Blue Mountain Arts, like many other providers of online greetings and enhanced e-mail communication, offers free products. Blue Mountain Arts' strategy, combined with increased competitiveness among online enhanced communication providers, may cause our operating margins to decline, cause us to lose market share and diminish our brand franchise.

     In selling advertising space, we compete with various advertising-supported Web sites, including portal sites such as Yahoo! and Excite, content sites such as CNET and CNN.com and interactive advertising networks and agencies such as DoubleClick and 24/7 Media. We also compete with traditional media such as print and television for a share of our advertisers' total advertising budgets. If advertisers perceive the Internet to be a limited or ineffective advertising medium or perceive us to be less effective or less desirable than other Internet advertising vehicles, advertisers may be reluctant to advertise on our services. To compete for Internet advertisers, we must offer effective methods of targeting subscribers with demographic characteristics attractive to these advertisers.

INTELLECTUAL PROPERTY

     We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. These include confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property production may not be available in every country in which our services are made available online.

     We have licensed proprietary rights to third parties. We attempt to ensure that these licensees maintain the quality of our brand. However, these licensees may nevertheless take actions that reduce the value of our proprietary rights or harm our reputation. We license the American Greetings trademark and other trademarks from American Greetings. We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could harm our business and results of operations.

     To date, we have not been notified that our technologies infringe the proprietary rights of third parties. However, there can be no assurance that third parties will not claim infringement by us with respect to our current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might

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

not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could harm our business, results of operations and financial condition.

EMPLOYEES

     As of June 30, 1999, we had approximately 180 full- and part-time employees. We also employ independent contractors to perform duties in various departments, including software development, creative and editorial. None of our employees are represented by a labor union, and we consider our relationship with our employees to be excellent.

FACILITIES

     Our principal administrative, marketing and technical facilities are currently located in approximately 24,000 square feet of office space in Cleveland, Ohio. This office space is allocated to us by our parent, who assesses us with a building space allocation charge for expenses which include building operating costs, security costs, real estate taxes, building insurance costs, and depreciation. While our existing facilities are adequate for our current needs, due to our recent growth, management has determined that additional space will be required. We anticipate leasing space within an adjacent building owned by our parent and signing a lease for at least five years. This space is currently being built out to incorporate our space requirements. We estimate occupying this space in late Fall 1999.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the disposition of which would materially harm our business.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information regarding our executive officers and directors as of the date hereof.

NAME                                    AGE                       POSITION
----                                    ---                       --------
John M. Klipfell (1)(3)..............   49    Chief Executive Officer and Director
Ralph E. Shaffer.....................   58    Senior Vice President and Chief Creative Officer
Josef A. Mandelbaum..................   33    Senior Vice President of Sales, Business
                                              Development and Strategic Planning
Andrew R. Cohen......................   38    Senior Vice President and Chief Technology
                                              Officer
Anne C. Everhart.....................   40    Senior Vice President of Consumer Marketing
Maureen M. Spooner...................   35    Chief Financial Officer
James C. Spira (1)(3)................   56    Chairman and Director
Herbert H. Jacobs (4)................   76    Director
Morry Weiss(1)(4)....................   59    Director

---------------

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee
(4) Member of the Compensation Committee

     John M. Klipfell has served as our Chief Executive Officer and a director since the incorporation of AmericanGreetings.com, Inc. in June 1999. From March 1992 to June 1999, Mr. Klipfell was responsible for our parent's Electronic Marketing Division. From 1990 to 1992, Mr. Klipfell was Senior Vice President -- Subsidiary Operations and had corporate responsibility for our parent's U.S. and Canadian Retail Divisions and its "Those Characters From Cleveland" licensing business, as well as American Greetings' Canadian greeting card division. From 1987 to 1990, Mr. Klipfell served as Vice President and Assistant to the President of American Greetings and previously had corporate responsibility for American Greetings' Canadian greeting card division. Additionally, Mr. Klipfell has held various positions in financial management for American Greetings since joining in 1975. Mr. Klipfell holds a B.S. in Business Administration from Bowling Green State University and is a Certified Public Accountant.

     Ralph E. Shaffer has served as our Senior Vice President and Chief Creative Officer since the incorporation of AmericanGreetings.com, Inc. in June 1999. From March 1994 to June 1999, Mr. Shaffer served as American Greetings' Vice President, Product Concepts, where he oversaw all new product development for our parent's Internet, personal creativity software and personal greeting card kiosk programs. Additionally, Mr. Shaffer was responsible for new program development for other American Greetings internal divisions and subsidiaries. From 1981 to 1994, Mr. Shaffer was co-founder and co-President of "Those Characters From Cleveland," a subsidiary of our parent that specialized in character creation and licensing.

     Josef A. Mandelbaum has served as our Senior Vice President of Sales, Business Development and Strategic Planning since the incorporation of AmericanGreetings.com, Inc. in June 1999. From January 1995 to June 1999, Mr. Mandelbaum served in various capacities for the Electronic Marketing Division of American Greetings, including Vice President of Interactive Marketing, Director of Electronic Marketing and Technology Management and as Business Development Manager. From 1993 to 1994, Mr. Mandelbaum was a partner in IMG, an interactive direct response consulting and venture capital company specializing in infomercials and interactive projects. Mr. Mandelbaum is a founding member and current Chairman of the Business Practices Committee of Shop.org, an alliance of premier Internet retailers. Mr. Mandelbaum holds a B.A. in Economics from Yeshiva University and an M.B.A. from the Case Western Reserve University Weatherhead School of Management.

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

     Andrew R. Cohen has served as our Senior Vice President and Chief Technology Officer since July 1999. From January 1999 to July 1999, Mr. Cohen was President of CNS Development Corporation, a technology development and consulting company that provided services to AmericanGreetings.com. From 1992 to 1998, Mr. Cohen served in various capacities with Micrografx, Inc., a consumer and business enterprise software development and marketing company, where he most recently was Vice President, Technology Solutions. At Micrografx, Mr. Cohen managed several development groups focused on consumer and Internet based products, including the American Greetings CreataCard personal creativity program. Prior to his employment with Micrografx, Mr. Cohen held various software and system development positions with American Airlines/ Sabre and United Technologies.

     Anne C. Everhart has served as our Senior Vice President of Consumer Marketing since the incorporation of AmericanGreetings.com, Inc. in June 1999. From 1993 until June 1999, Ms. Everhart was Vice President, Sales Development and Communications for the New York Daily News where she was responsible for strategic circulation, including retail and direct response advertising, ancillary product development/marketing and customer service operations. Prior to her employment with the Daily News, Ms. Everhart held various consumer marketing and circulation management positions with Time-Life Books, Horticulture, Psychology Today and US News & World Report. Ms. Everhart holds B.S. degrees in Marketing and Magazine Journalism from Syracuse University, School of Management and the S.I. Newhouse School of Public Communications.

     Maureen M. Spooner has served as our Chief Financial Officer since the incorporation of AmericanGreetings.com, Inc. in June 1999. From September 1990 to June 1999, Ms. Spooner served in various financial management and administrative positions with our parent, including Financial Accounting Manager, Director of Corporate Financial Planning, and Director of Tax Administration. Prior to her employment with American Greetings, Ms. Spooner held various positions with Arthur Andersen & Company and Andersen Consulting. Ms. Spooner has a B.S. degree in Business Administration from John Carroll University and is a Certified Public Accountant.

     James C. Spira has served as Chairman of our board of directors since the incorporation of AmericanGreetings.com, Inc. in June 1999. Mr. Spira's principal occupation since July 1999 has been active part-time Advisory Partner of Diamond Technology Partners, Inc., a publicly held technology management consulting firm, where he manages specific client relationships and participates in client development efforts. Previously, Mr. Spira served Diamond Technology Partners as Senior Vice President from November 1995 to June 1999, and as a director from February 1996 to June 1999. Before joining Diamond Technology Partners, Mr. Spira was a group Vice President of the Tranzonic Companies, Inc., a manufacturer of personal care products, from 1991 to November 1995. Prior to his employment with the Tranzonic Companies, Mr. Spira co-founded Cleveland Consulting Associates, serving as President and Chief Executive Officer from 1974 until 1989. Mr. Spira serves as a director of American Greetings Corporation, our parent company, New Media, Inc., an information technology consulting company, Copernicus, a marketing investment group, and is a member of the advisory board of Progressive Insurance Company's National Accounts Division, a specialty property-casualty insurer.

     Herbert H. Jacobs has served as a director since the incorporation of AmericanGreetings.com, Inc. in June 1999. From 1983 to June 1999, Dr. Jacobs served as a director of American Greetings, our parent company. Dr. Jacobs' principal occupation is the management of his private investments. He is also the inventor of a number of patents relevant to our business operation that are owned by AmericanGreetings.com. Since June 1994, he has owned and operated a private real estate development company and a private software consulting firm.

     Morry Weiss has served as a director since the incorporation of AmericanGreetings.com, Inc. in June 1999. Since 1992, Mr. Weiss' principal occupation is Chairman and Chief Executive Officer of American Greetings. He also serves as a director of Barnett Inc., a manufacturer of plumbing and electrical supplies, National City Bank, Cleveland, a bank/financial institution, National City Corporation, a holding company of National City Bank, Cleveland and other banks, and is a member of the advisory board of Prime Venture Partners, an equity investor in companies requiring growth capital.

     There are no family relationships among any of our directors or executive officers.

BOARD OF DIRECTORS

     We currently have authorized nine directors and each director will hold office until his or her term expires or until his or her successor is duly elected and qualified. Prior to or promptly following the consummation of this offering, two independent directors who are not affiliated with our parent or AmericanGreetings.com will be elected to our board of directors.

     The amended and restated certificate of incorporation we will adopt prior to the completion of this offering will provide for a classified board of directors from the date of completion of this offering. In accordance with the terms of that amended and restated certificate of incorporation, the board of directors will be divided into three classes, whose terms expire at different times.

     At each annual meeting of stockholders beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

     Board Committees. Our board of directors has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee.

     The Executive Committee has the same power and authority as the board between meetings of the board, except that it may not fill vacancies on the board or on committees of the board. The Executive Committee currently consists of Messrs. Klipfell, Spira and Weiss.

     The Audit Committee recommends the selection of and monitors the independence of AmericanGreetings.com's independent auditors, reviews the audit plan and the results of the audit engagement. Prior to the completion of this offering, we will appoint two independent directors to the Audit Committee.

     The Compensation Committee reviews the compensation packages offered to our officers generally and develops and administers the compensation plans for the Chairman and Chief Executive Officer. The Compensation Committee also grants stock options and other forms of equity compensation to officers and certain key employees pursuant to our stock plans. The Compensation Committee is composed solely of directors who are not officers or employees of AmericanGreetings.com. The Compensation Committee currently consists of Messrs. Jacobs and Weiss.

     The Nominating Committee makes recommendations to the board regarding the size and composition of the board and qualifications for membership. It recommends nominees to fill board vacancies and new positions, as well as a slate of board nominees for annual election by the stockholders. The Nominating Committee currently consists of Messrs. Klipfell and Spira.

     Director Compensation. We intend to offer board members who are not employees of AmericanGreetings.com or our parent cash compensation and a grant of options for serving on the board of directors. We reimburse directors for expenses incurred in connection with attendance at board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Messrs. Jacobs and Weiss. Mr. Jacobs performed consulting services for American Greetings in our last fiscal year. None of the remainder of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

                             EXECUTIVE COMPENSATION

     Prior to the completion of this offering we have operated as a division of American Greetings. Accordingly, the information below includes compensation paid by American Greetings and includes compensation for services to American Greetings and AmericanGreetings.com. Information set forth below regarding option grants during fiscal 1999 and option values at February 28, 1999 are options for shares of American Greetings' common stock. The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to AmericanGreetings.com in all capacities during the fiscal year ended February 28, 1999 by our chief executive officer and the two most highly compensated executive officers, other than the chief executive officer (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                            FISCAL                        OTHER ANNUAL      ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR     SALARY     BONUS    COMPENSATION   COMPENSATION(1)
---------------------------                 ------   --------   -------   ------------   ---------------
John M. Klipfell..........................   1999    $226,895   $94,609                     $   9,106
  Chief Executive Officer
Ralph E. Shaffer..........................   1999     183,435    53,213                         6,524
  Senior Vice President and Chief Creative
  Officer
Josef A. Mandelbaum.......................   1999      98,891    15,053    $16,701(2)
  Senior Vice President of Sales, Business
  Development and Strategic Planning

---------------

(1) Reflects contributions by American Greetings under their Retirement Profit Sharing and Savings Plan as well as their Executive Deferred Compensation Plan.

(2) Represents forgiveness of a portion of a loan from American Greetings to Mr. Mandelbaum, plus accrued interest, as more fully described in "Related Party Transactions."

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options of shares of common stock of our parent during the fiscal year ended February 28, 1999 to each of the Named Executive Officers.

     Percentages shown under "Percent of Total Options Granted to Employees in
Fiscal Year" are based on an aggregate of           options granted to employees
of American Greetings under their stock option plans during the fiscal year ended February 28, 1999.

                                              PERCENT OF
                                                TOTAL                                POTENTIAL REALIZABLE
                                               OPTIONS                                 VALUE AT ASSUMED
                                 NUMBER OF     GRANTED                               ANNUAL RATES OF STOCK
                                 SECURITIES       TO                                PRICE APPRECIATION FOR
                                 UNDERLYING   EMPLOYEES    EXERCISE                       OPTION TERM
                                  OPTIONS     IN FISCAL    PRICE PER   EXPIRATION   -----------------------
NAME                              GRANTED        YEAR        SHARE        DATE          5%          10%
----                             ----------   ----------   ---------   ----------   ----------   ----------
John M. Klipfell...............   None
Ralph E. Shaffer...............   None
Josef A. Mandelbaum............   5400            3%        40.375      09/28/08     $137,133     $347,463

     Stock options previously granted to AmericanGreetings.com employees under our parent's option plans which are scheduled to vest on or before March 3, 2001 will vest according to the option's terms, taking into account service with both us and our parent. The exercise period for AmericanGreetings.com employees who hold these options will be extended to March 3, 2002. Such stock options which are scheduled to vest after March 3, 2001 will be voided. In conjunction with this offering, the board of directors will grant

AmericanGreetings.com stock options to the Named Executive Officers of
AmericanGreetings.com in the following amounts: John M. Klipfell:        ; Ralph
E. Shaffer:        ; and Josef A. Mandelbaum:        .

AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR END OPTION VALUES

     The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by each of the Named Executive Officers as of February 28, 1999.

     Amounts shown under the column "Value Realized" are based on the difference between the market price of American Greetings common stock at February 28, 1999 and the exercise price of the options. Amounts shown under the column "Value of Unexercised In-the-Money Options at February 28, 1999" are based on the closing price of American Greetings common stock as reported on the New York Stock Exchange on February 26, 1999 of $23.6875, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED    VALUES OF UNEXERCISED
                                                                    OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                                FEBRUARY 28, 1999         FEBRUARY 28, 1999
                                                              ----------------------   -----------------------
                           SHARES ACQUIRED                         EXERCISABLE/             EXERCISABLE/
NAME                         ON EXERCISE     VALUE REALIZED       UNEXERCISABLE             UNEXERCISABLE
----                       ---------------   --------------   ----------------------   -----------------------
John M. Klipfell.........       5,000           $99,531               5,000/                       0/
                                                                      10,000                        0
Ralph E. Shaffer.........           0                 0              22,750/                  62,125/
                                                                       7,000                        0
Josef A. Mandelbaum......         200             3,062                 600/                       0/
                                                                       5,900                        0

EMPLOYEE BENEFIT PLANS

     1999 Stock Option Plan. Our 1999 Stock Option Plan provides for the grant to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and for the grant to employees, nonemployees, directors and consultants of nonstatutory stock options and stock purchase rights. The terms of our plan were approved by our board of directors in August 1999, and by our parent in August 1999. Unless terminated sooner, our plan will terminate automatically in
2009. A total of      shares of our Class A common stock, plus an annual
increase to be added on the first day of our fiscal year commencing in 2000 equal to the lesser of:

     -      shares,

     - 5% of the outstanding shares on that date or,

     - a lesser amount determined by the board of directors, shall be reserved for issuance under our plan.

     Our plan may be administered by our board of directors or a committee of our board. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, a committee of our board of directors will consist of two or more "outside directors" who have no other affiliation with us. Our board of directors or this committee has the power to determine the terms and conditions of the options or stock purchase rights granted, including:

     - the exercise price,

     - the number of shares subject to each option or stock purchase rights,

     - the exercisability thereof,

     - and the form of consideration payable upon such exercise.

     Our board of directors has the authority to amend, suspend or terminate our plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under our plan, unless our board of directors and the person granted the stock or option agree otherwise.

     Generally, options and stock purchase rights granted under our plan are non-transferable. Each option and stock purchase right is generally exercisable during the lifetime of the optionee only by the optionee. Options granted under our plan must generally be exercised within three months of the optionee's separation of service from AmericanGreetings.com, or within twelve months after the optionee's termination by death or disability. In no event can an optionee exercise his or her option later than the expiration of the option's ten year term.

     In the case of stock purchase rights, unless our board of directors or the committee determines otherwise, the restricted stock purchase agreement will grant AmericanGreetings.com a repurchase option. This repurchase option is exercisable upon the voluntary or involuntary termination of the purchaser's service for AmericanGreetings.com for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate determined by our board of directors or a committee of our board of directors.

     The exercise price of all incentive stock options granted under our plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under our plan is determined by our board of directors or the committee. The exercise price of nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code must at least be equal to the fair market value of our common stock on the date of grant.

     The exercise price of any incentive stock option granted to any participant who owns stock with more than 10% of the voting power of all classes of AmericanGreetings.com's outstanding capital stock must equal at least 110% of the fair market value of our common stock on the date of grant. The term of any incentive stock option must not exceed five years. The term of all other options granted under our plan may not exceed ten years.

     Our plan provides that in the event of a merger of us with or into another corporation, or the sale of substantially all of AmericanGreetings.com's assets, each outstanding option and stock purchase right will be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the option or stock purchase right, vesting of the option or stock purchase right will accelerate. The option or stock purchase right will also remain exercisable for a period of fifteen days prior to the closing of the merger or sale of assets.

     AmericanGreetings.com employees will continue to be eligible to participate in our parent's health and welfare benefit plans, but will cease active participation in American Greeting's Retirement Profit Sharing and Savings Plan, Supplemental Executive Retirement Plan and Executive Deferred Compensation Plan upon the consummation of this offering.

                           RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH OUR PARENT

     Prior to the consummation of this offering, we will enter into several agreements with American Greetings to carry out the separation of our operations from those of American Greetings. The principal agreement, the formation agreement, will provide for the transfer of our ongoing business and assets from American Greetings to AmericanGreetings.com and will require American Greetings and us to enter into a series of related agreements providing for the licensing of intellectual property and the provision of various services by each of American Greetings and us to the other.

     Formation Agreement. In exchange for      shares of our Class B Common
Stock and our assumption of the liabilities of our business, American Greetings will transfer ownership to us of identified assets that are used in our business and extinguish all of our intercompany debt to American Greetings. In addition, American Greetings will contribute to our capital an aggregate of $50.0 million, of which the net amount of $17.6 million was previously paid to AOL and Yahoo! on our behalf during August 1999 pursuant to our distribution agreements with them. The assets and liabilities to be transferred will generally consist of the assets and liabilities on our balance sheet, including computer hardware, office furniture and other tangible personal property and our accounts receivable. American Greetings will also assign to us rights in its contracts with third parties that relate to our business, subject in many cases to obtaining the consent of those third parties. The contracts to be assigned include third party licenses of greeting content, including for example, Dilbert, The Simpsons and the World Wrestling Federation licenses, and some of our distribution agreements, such as the agreement with Lycos. American Greetings will agree in the formation agreement to assist us in obtaining necessary consents of these third parties. The intellectual property assets to be transferred to us generally consist of software and related technology used in our business and not in American Greetings business and certain patents relating to our business. The art and verse content library of American Greetings will not be transferred to us under the Formation Agreement, but rather, will be licensed pursuant to a cross license agreement that we will also enter into.

     The liabilities that we will assume include any liabilities of American Greetings arising from the operation of our business prior to the separation, specifically excluding identified categories of liability such as environmental liability and certain tax and employment related liabilities.

     American Greetings will transfer these assets to us on an as-is basis, with no warranties. As a result, we will have no legal claim against American Greetings if any of these assets is defective or otherwise unable to perform its function. In addition, we will agree to indemnify American Greetings for any liability arising out of contracts we assume, liabilities arising out of our operation of our business, including for periods prior to the separation, any breach by us of the agreements related to our formation and any liability arising out of any misstatement or omission in this prospectus, other than relating to American Greetings' business. We also will grant American Greetings a release of all claims arising from any circumstances occurring on or before the date of our separation, including in connection with the transactions and all other activities to implement our formation and this offering.

     American Greetings will terminate, and, simultaneously, we will make offers of employment to, the employees of American Greetings who work in our business. Under the formation agreement, American Greetings will provide for the continuation of various employee benefit plans for the benefit of those employees. American Greetings will also cause its supplemental retirement plan to treat the transfer of employees as an involuntary termination event, vesting otherwise eligible employees. As a result, John Klipfell, our chief executive officer, will become vested under that plan.

     We have agreed, pursuant to the formation agreement, to adopt the amended and restated certificate of incorporation authorizing the shares of Class A and Class B common stock. See "Description of Capital Stock."

     The formation agreement will also require us to use AmericanGreetings.com as our corporate name, to use the URL AmericanGreetings.com for our U.S. Web site and to provide a reasonably prominent one-click link from that site to an American Greetings corporate Web site to be designated by American Greetings.

     We and American Greetings will each agree to exclusive business fields in which we will not compete. American Greetings will agree not to engage in the AmericanGreetings.com business defined as: direct to consumer distribution or sales through electronic media such as the Internet and online retailers on the Internet such as AOL and Yahoo! of specified greetings products. The restricted greeting products will consist of

     - Physical greeting products such as, paper greeting cards and similar-card like items such as thank you notes and invitations; and

     - Electronic social expression products such as, electronic equivalents of the physical greeting products and, in addition, electronic versions of other social communication items such as templates for stationery, banners, gift tags and award certificates.

     The formation agreement will include provisions which generally, subject to the exceptions described below, restrict American Greetings from engaging in the AmericanGreetings.com business and from entering into agreements with other parties that engage in the AmericanGreetings.com business. The intellectual property licenses to us in the cross license agreement will be exclusive with respect to the AmericanGreetings.com business. In addition, the formation agreement will provide that if American Greetings acquires a material interest in an entity that engages in the AmericanGreetings.com business it must offer to sell the portion of the acquired business that engages in the AmericanGreetings.com business to us for an appraised fair market value, and if we decline to purchase then it may not use any of the trademarks or other intellectual property licensed to us, or licensed from us, in the operation of that business.

     In return, we will agree in general, subject to the exceptions described below, not to engage in the American Greetings business, defined as distribution through, or sale to third parties, for sale at physical retail locations by physical retailers of:

     - Physical greeting products; or

     - Other social expression products manufactured in physical media, such as gift wrap, stationery, party goods, balloons, candles and reading glasses.

     The formation agreement will include parallel provisions which generally, subject to the exceptions described below, restrict us from engaging in the American Greetings business, from entering into agreements with other parties that engage in the American Greetings business and from owning or, with comparable limitations to those described above for American Greetings, acquiring an interest in an entity that engages in the American Greetings business. The intellectual property licenses to American Greetings in the cross license agreement will be exclusive with respect to the American Greetings business. These exclusivity and exclusive license provisions will be subject to several exceptions:

     - The restrictions on American Greetings will not apply to American Greetings' relationships with its physical retailer customers. Instead, there will be limitations on the nature of our electronic products and services American Greetings can supply to those retailers. There is a time limit on our obligation to provide even these if the physical retailer using them is in direct competition with us. See "Risk
       Factors -- Restriction in our agreement with our parent prohibit us from competing with our parent, but our parent is permitted to compete with us when it is acting together with its traditional customers;"

     - Our exclusive right with respect to distribution of electronic greeting products will not include any distribution of electronic products that takes place within the physical confines of retail stores owned or operated by American Greetings or its affiliates;

     - The restriction on us from doing business with third parties that are engaged in the American Greetings business will not prevent us from licensing greetings content from such third parties so long as we do not promote the third parties' trademarks or use any properties licensed from American Greetings as consideration;

     - The exclusivity restrictions will not prevent either party from distributing an otherwise prohibited product for a limited period of time as a promotional premium for no consideration or minimal consideration; and

     - The exclusivity provisions, but not the exclusive aspects of the licenses in the cross license agreement, are terminable by American Greetings at any time if, because of a reduction in American Greetings' voting interest in us, American Greetings reasonably determines that the exclusivity provisions may be in violation of applicable law.

     Cross License Agreement. In connection with the formation agreement, we will enter into the cross license agreement with American Greetings for the licensing primarily of trademarks, art and verse content and software technology. In addition, the cross license will govern patents and third party rights, such as content licenses.

     The cross license agreement will provide for American Greetings to license to us rights to use "American Greetings" and the American Greetings rose logo, as well as other trademarks closely identified with our business, including "americangreetings.com," "CreataCard" and other "Creata-" derivations. These trademark licenses will be exclusive as described above, and will be non-exclusive otherwise, except that they will not be licensed to us for the American Greetings business described above. The cross license agreement requires us to use our best reasonable efforts to use and promote the American Greetings and rose logo trademarks in North America.

     In addition, the cross license will grant broad reciprocal licenses to use, copy and modify all our respective present and future social expression art and verse. The licenses will be exclusive as described above, and will be non-exclusive otherwise, except that they will not be licensed to us for the American Greetings business described above and they will not be licensed to American Greetings for the AmericanGreetings.com business described above. Both parties will be entitled to retain ownership of derivative works of social expression art that they create or commission.

     The cross license agreement will provide for us to pay American Greetings fixed royalty payments of $24.0 million over the three years beginning July 1, 1999. Thereafter, all licenses, other than trademark licenses, will be deemed fully paid up. In consideration of the continuing trademark licenses granted to us, we will pay American Greetings a royalty of 3% of our net revenue for all subsequent periods, with a minimum royalty at an annual rate of $5.0 million beginning for periods after June 30, 2002.

     The term of the cross license agreement could end early by our parent for two reasons. The first is if the percentage of our parent's voting interest in AmericanGreetings.com is reduced below 20%, which, assuming our parent holds only Class B common stock, would mean that our parent's equity interest was below 2%. Our parent's voting percentage could be reduced by our actions if we sell additional stock to third parties, or it could be reduced by our parent's action if our parent sells its stock in us to us or to third parties or distributes it to its stockholders. It could also end if a reversion event occurs. A reversion event occurs if any of the following happens and we do not correct it within 90 days after notice from our parent:

     - We derive less than 10% of our revenues from business activities generally as described in this prospectus;

     - We materially default on our payment obligations to our parent;

     - We materially default on any agreements we may enter into to borrow an amount in excess of $1 million; or

     - Our auditors determine, under generally accepted auditing standards, that our financial position is such that we may not be able to continue as a going concern.

     The date on which the termination becomes effective in the event of our parent's interest falling below 20% depends on the reason that the voting ownership fell below 20%:

     - If it was due to a spin off of substantially all our parent's voting interest in us, the termination cannot occur prior to ten years after the date of our this offering, except that our right to use the American Greetings name and rose logo can terminate as early as two years after notice from American Greetings.

     - If it was due to a sale of substantially all of our parent's interest in us or a combination of sales by us and our parent, the termination cannot occur prior to the later of two years after notice to us or five years after the date of this offering.

     If the cross license agreement terminates because our parent's voting percentage is reduced or because of a reversion event, it will have the following effects on us:

     - We would no longer be entitled to use the "American Greetings" name or logo or our "AmericanGreetings.com" name, but we would retain rights to "AG.com";

     - We would no longer have access to additional content developed by our parent after the agreements terminate, but we would retain rights to content developed previously; and

     - All licenses would become non-exclusive and our parent would no longer be subject to any restriction on competing with us.

     In addition, if a reversion event is not cured within 90 days of notice from our parent and our parent elects, the termination would also result in all the licenses we receive from our parent, other than for trademarks used only in our business and not in the parent's business, such as "AG.com" and "CreataCard," ending twelve months after the notice from our parent.

     Web Services Agreement. We will also enter into a web services agreement with American Greetings. The web services agreement will require us to provide to American Greetings various electronic and Internet content delivery related technology development and implementation services. For example, we may assist an affiliate of American Greetings to establish and operate a corporate information Web Site. We may also assist American Greetings in its noncompetitive online and electronic commerce activities that do not compete with us. We will also have to provide assistance in competitive online activities American Greetings engages in with its customers in the physical retail business. In any case where American Greetings uses our services to assist one of its physical retail customers in engaging in a business that competes with us, American Greetings will only be able to use our services for a period of up to one year.

     American Greetings will be required to give us reasonable advance notice of the quantity of its needs for service under this agreement and we will be obligated to supply that quantity of services. We will be permitted to engage subcontractors if necessary. American Greetings will not be required to engage us for any minimum quantity of services.

     American Greetings will pay us for any services provided at our cost plus 10%. We will be entitled to retain ownership of any intellectual property developed in the course of providing these services, although any intellectual property will be licensed to American Greetings under the terms of the cross license agreement. The web services agreement will have a term of ninety-nine years, subject to early termination if the cross license agreement terminates.

     Administrative Services Agreement. Following the closing of this offering, we may request that our parent continue to provide some services to us including human resources administration, finance administration and legal services. Furthermore, we may continue to lease office space from our parent. Our parent's obligations to deliver services will terminate if and when the separation and cross-license agreements with our parent are terminated. The administrative services agreement may also be terminated by our parent if there has been a material breach of our obligation to pay our parent's actual costs plus 10% of the fees for the services it provides us under this agreement. In addition, following the second anniversary of this agreement, our parent may terminate any and all services it provides us under this agreement upon 120 days' prior written notice to us. We believe that the terms of the administrative services provided by our parent are on terms no less favorable to us than we could have negotiated with an unaffiliated third party.

     Registration Rights Agreement. We will enter into a registration rights agreement with our parent prior to the closing of this offering. Pursuant to the agreement, at any time after 180 days following the date of this prospectus, our parent may demand that we file a registration statement under the Securities Act covering all or a portion of our securities held by our parent, its affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $5.0 million. Our parent can effect no more than one demand registration per year.

     In addition, our parent will have certain piggyback registration rights. If we propose to register any Class A common stock under the Securities Act, other than pursuant to a registration on Form S-4 or any successor form or an offering of securities in connection with an employee benefit or dividend reinvestment plan, our parent may require us to include all or a portion of our securities it owns in such registration. However, the managing underwriter, if any, of any such offering will have certain rights to limit the number of registrable securities proposed to be included in such registration.

     We would bear all reasonable registration expenses incurred in connection with the first three of these registrations. Thereafter, we would bear one-half of such expenses.

     Tax Sharing and Indemnification Agreement. Our parent is a common parent of an affiliated group of companies within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, which includes us. The Code requires that our parent own at least an 80% voting and economic ownership interest in AmericanGreetings.com to continue to include AmericanGreetings.com in its U.S. consolidated income tax returns.

     Following the closing of this offering, our parent will have the exclusive authority and responsibility to prepare and file all consolidated federal income tax returns for the affiliated group of which our parent is the common parent, and to pay the taxes shown as due on those returns. We will be responsible for paying to our parent our share of the taxes shown as due on those returns, but if the taxes of the entire group are reduced by reason of our inclusion in any consolidated returns our parent will pay to us the amount of the reduction. The same responsibilities as between our parent and ourselves will apply to state, local and/or foreign tax returns that include both ourselves and our parent or any of its affiliates other than ourselves. Subject to our responsibility to pay our share of taxes to our parent and to provide information necessary to enable our parent to carry out its responsibilities to file the returns and pay the taxes described above, our parent will be liable and indemnify us for any penalties or other damages attributable to its failure to carry out its responsibilities.

     Following the closing of this offering, we will be responsible for filing tax returns and paying taxes relating to ourselves in all cases other than those described above, and our parent will be responsible for filing all other returns and paying all other taxes.

     Any audits or controversies arising with respect to any taxes will be controlled by whichever of our parent or ourselves was responsible for filing the return, although we will have the right to participate in any audits or controversies controlled by our parent if they relate to our tax items. We and our parent will agree to cooperate with each other with respect to any audits or controversies. Any tax adjustments arising out of any audits or controversies will be paid by, or payable to, ourselves or our parent as such amounts would have been allocated if they had been included in the tax returns as originally filed. We will each bear our own expenses with respect to returns, audits and controversies.

     Our parent will be liable and will indemnify us for any taxes arising out of any future distribution of our stock by our parent to its shareholders, except for any such taxes which arise solely as a result of actions taken by ourselves or our shareholders after such distribution, in which case we will be liable and will indemnify our parent for such taxes.

LOAN TO OFFICER

     Josef A. Mandelbaum, our Senior Vice President of Sales, Business Development and Strategic Planning, was granted a $60,000 loan at an annual rate of 5.75% simple interest from our parent, American Greetings, in September 1998. The loan was in consideration for Mr. Mandelbaum's securing his M.B.A. and was tied to his future employment with American Greetings or its subsidiaries. The loan and related interest are due February 28, 2002. However, one-quarter of the original principal amount of the loan was forgiven and, if Mr. Mandelbaum remains employed by American Greetings or any of its subsidiaries, one-quarter of the original principal amount of the loan, together with accrued interest, will be forgiven at the end of each of our parent's fiscal years in 2000, 2001 and 2002.

CONSULTING SERVICES PROVIDED BY A DIRECTOR

     Herbert H. Jacobs, one of our directors, was paid $130,000 in the last fiscal year for consulting services rendered to American Greetings. This relationship ceased in February, 1999.

CNS DEVELOPMENT CORPORATION

     From January through July 1999, CNS Development Corporation, performed software development services for us. In July 1999, we agreed with CNS Development Corporation to terminate its services for AmericanGreetings.com and cease doing business, and we offered employment to its employees, including Andrew R. Cohen, our Senior Vice President and Chief Technology Officer. Our total payments to CNS Development Corporation in 1999 and 2000 will, in the aggregate, total approximately $600,000, including payments in respect of the software development services CNS Development Corporation performed for AmericanGreetings.com and in respect of the termination of those services, of which $300,000 is contingent upon the former CNS Development Corporation employees remaining employed by AmericanGreetings.com through June 30, 2000. Mr. Cohen was formerly the President of CNS Development Corporation and owns fifty percent of its capital stock.

                             PRINCIPAL STOCKHOLDERS

     American Greetings beneficially owns all of the shares of our Class B common stock outstanding as of the date of this prospectus. Following the closing of this offering, American Greetings will continue to beneficially own
100% of our Class B common stock and, accordingly, will hold approximately   %
of the economic interest in AmericanGreetings.com. Such ownership also gives our
parent approximately   % of the combined voting power of our outstanding common
stock. If the underwriters were to fully exercise their option to purchase up to additional shares of our Class A common stock, our parent would hold
approximately   % of the economic interest in AmericanGreetings.com and   % of
the combined voting power of our outstanding common stock.

     The following table sets forth information as of June 30, 1999 with respect to the outstanding common stock of AmericanGreetings.com beneficially owned by:

     - each person or entity known by AmericanGreetings.com to be the beneficial owner of more than 5% of the shares of any class of such securities,

     - each of our directors individually,

     - each of our named executive officers individually, and

     - all of our executive officers and directors as a group.

                                                                           PERCENTAGE OWNED(1)
                                                          NUMBER     --------------------------------
NAME OF BENEFICIAL OWNERS                                OF SHARES   BEFORE OFFERING   AFTER OFFERING
-------------------------                                ---------   ---------------   --------------
Five Percent Holders:
  American Greetings(2)................................
  Morry Weiss(3).......................................
Directors and Executive Officers:
  John M. Klipfell.....................................
  Ralph E. Shaffer.....................................
  Josef A. Mandelbaum..................................
  Herbert H. Jacobs....................................
  James C. Spira.......................................
All directors and executive officers a group (
  persons)(     )......................................

---------------

 *  Less than 1%.

(1) Shares that an individual or group has the right to acquire within 60 days of June 30, 1999 pursuant to the exercise of options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person listed in this table. Except as indicated in the footnotes to this table, AmericanGreetings.com believes that the listed stockholders have sole voting and investment power with respect to all of the shares shown to be beneficially owned by them, based on information provided to us by the stockholders.

(2) Represents shares of Class B common stock which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of the holder thereof.

(3) All such shares are held by American Greetings. Mr. Weiss currently serves as its Chairman and Chief Executive Officer and is the beneficial owner of more than 26% of its common stock. Mr. Weiss may therefore be deemed to share voting and investment power with respect to such shares.

(4) The address for all directors and executive officers is c/o
    AmericanGreetings.com, One American Road, Cleveland, Ohio 44144.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately prior to the closing of this offering, our authorized capital stock will consist of 150 million shares of Class A common stock, par value $.001 per share, 60 million shares of Class B common stock, par value $.001 per share, and 150 million shares of preferred stock, par value $.001 per share.

            shares of Class A common stock are being offered by this prospectus. shares are reserved for issuance upon conversion of Class B common stock into Class A common stock. Immediately prior to the closing of this offering, shares of Class B common stock will be outstanding and held by our parent.

     There is no public market for our Class B common stock. Class B common stock holders may not transfer their shares except in accordance with their conversion rights, which are described below.

     Voting Rights. The holders of our Class A and Class B common stock generally have identical rights. However, holders of our Class A common stock are entitled to one vote per share, while holders of our Class B common stock are entitled to ten votes per share on most matters to be voted on by stockholders. Shares of Class B common stock also have conversion rights, which are described below.

     Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A and Class B common stock present in person or represented by proxy, voting together as a single class. Holders of our preferred stock might in the future be granted the right to vote alongside holders of our common stock. When electing directors, those candidates receiving the most votes, even if not a majority of the votes cast, will be elected directors. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Any holder or group of holders acting in concert, other than our parent, which beneficially owns 10% or more of the outstanding shares of Class B common stock and does not beneficially own at least an equivalent percentage of the outstanding shares of Class A common stock are not entitled to exercise any voting rights for the purposes of electing directors.

     Except as otherwise provided for in our amended and restated certificate of incorporation or by law, and after honoring any voting rights granted to holders of any outstanding preferred stock, amendments to our amended and restated certificate of incorporation must be approved by a two-thirds vote of the combined voting power of all of the Class A and Class B common stock, voting together as a single class. Any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class will be approved upon the affirmative vote of the holders of two-thirds of the voting power of the common stock, voting together as a single class. However, amendments to our amended and restated certificate of incorporation that would alter the powers, preferences or special rights of either the Class A or Class B common stock so as to affect them adversely also must be approved by two-thirds of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. For purposes of these provisions, any provision for the voluntary, mandatory or other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis will not be considered as adversely affecting the rights of holders of the Class A common stock.

     Conversion. Provided that a holder of Class B common stock first offers to sell all of its Class B common stock to AmericanGreetings.com at the published market value and such offer is either rejected or lapses, all in accordance with the procedures set out in our amended and restated certificate of incorporation, each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder for the 30 days following the rejection or lapse of the offer.

PREFERRED STOCK

     Upon the closing of this offering, our board of directors will be authorized without further stockholder approval, to issue up to an aggregate of 150 million shares of preferred stock in one or more series. The board will also be able to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CLASSIFIED BOARD OF DIRECTORS

     Our amended and restated certificate of incorporation and bylaws will provide that our board of directors will be divided into three classes of directors, with the classes to be nearly equal in number as possible. One class will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2000, another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2001 and another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2002. Each director is to hold office until his or her successor is duly elected and qualified. Commencing with the 2000 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

     Our amended and restated certificate of incorporation and bylaws will provide that the board of directors shall initially consist of nine members. Our amended and restated certificate of incorporation and bylaws will further provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors of AmericanGreetings.com shall be fixed from time to time exclusively by resolution of the board of directors adopted by the affirmative vote of directors constituting not less than a majority of the entire board of directors, but shall consist of not more than fifteen nor less than six directors. In addition, the amended and restated certificate of incorporation provides that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director, or by stockholders if such vacancy was caused by the action of stockholders, in which event such vacancy may not be filled by the directors or a majority thereof.

     Our amended and restated certificate of incorporation provides that, subject to the rights of holders of preferred stock or any other series or class of stock to elect directors under specified circumstances and except as provided below, directors may be removed only for cause by the affirmative vote of holders of at least 66 2/3% of the voting power of the then outstanding shares of stock of AmericanGreetings.com entitled to vote generally in the election of directors, voting together as a single class.

ADVANCE NOTICE PROCEDURES

     The bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by us not less than 60 nor more than 90 days prior to the date on which we first mail our proxy materials for the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

SPECIAL MEETINGS

     The bylaws provide that special meetings of stockholders may be called only by the chairman or secretary of AmericanGreetings.com at the request of a majority of the total number of directors that AmericanGreetings.com would have if there were no vacancies. Special meetings cannot be called by stockholders. The amended and restated certificate of incorporation will provide that any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent.

     These and other provisions could have the effect of making it more difficult to acquire AmericanGreetings.com by means of a tender offer, proxy contest or otherwise, and to remove our incumbent officers and directors. These provisions may discourage certain types of coercive takeover practices and encourage persons seeking to acquire control of AmericanGreetings.com to first negotiate with us.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duty of care. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

     - for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation and amended and restated bylaws will generally provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware or any other applicable law;

     - we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our bylaws or other agreements; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law.

     Prior to the closing of this offering, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers and some employees. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

     The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. Such provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers in connection with these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are unaware of any threatened litigation that may result in claims for indemnification.

CORPORATE OPPORTUNITY

     AmericanGreetings.com's amended and restated certificate of incorporation will provide that American Greetings Corporation shall have no duty to refrain from engaging in the same or similar activities or lines of business as AmericanGreetings.com, and neither American Greetings Corporation nor any officer or director thereof (except as noted below) shall be liable to AmericanGreetings.com or its stockholders for breach of any fiduciary duty by reason of any such activities of American Greetings Corporation. In the event that American Greetings Corporation acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both American Greetings Corporation and AmericanGreetings.com, American Greetings Corporation shall have no duty to communicate or offer such corporate opportunity to AmericanGreetings.com and shall not be liable to AmericanGreetings.com or its stockholders for breach of any fiduciary duty as a stockholder of AmericanGreetings.com by reason of the fact that American Greetings Corporation pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to AmericanGreetings.com.

     In the event that a director or officer of AmericanGreetings.com who is also a director or officer of American Greetings Corporation acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both AmericanGreetings.com and American Greetings Corporation, such director or officer of AmericanGreetings.com shall have fully satisfied and fulfilled the fiduciary duty of such director or officer to AmericanGreetings.com and its stockholders with respect to such corporate opportunity if such director or officer acts in a manner consistent with the following policy:

          (i) a corporate opportunity offered to any person who is an officer of AmericanGreetings.com, and who is also a director but not an officer of American Greetings Corporation, shall belong to AmericanGreetings.com;

          (ii) a corporate opportunity offered to any person who is a director but not an officer of AmericanGreetings.com, and who is also a director or officer of American Greetings Corporation, shall belong to AmericanGreetings.com if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of AmericanGreetings.com, and otherwise shall belong to American Greetings Corporation; and

          (iii) a corporate opportunity offered to any person who is an officer of both AmericanGreetings.com and American Greetings Corporation shall belong to AmericanGreetings.com if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of AmericanGreetings.com, and otherwise shall belong to American Greetings Corporation.

     For purposes of the foregoing:

          (i) A director of AmericanGreetings.com who is Chairman of the board of directors of AmericanGreetings.com or of a committee thereof shall not be deemed to be an officer of AmericanGreetings.com by reason of holding such position (without regard to whether such position is deemed an office of AmericanGreetings.com under the amended and restated bylaws of AmericanGreetings.com), unless such person is a full-time employee of AmericanGreetings.com; and

          (ii) (a) the term "AmericanGreetings.com" shall mean AmericanGreetings.com and all corporations, partnerships, joint ventures, associations and other entities in which AmericanGreetings.com beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interest or similar voting interests, and (b) the term "American Greetings Corporation" shall mean American Greetings Corporation and all corporations, partnerships, joint ventures, associations and other entities (other than AmericanGreetings.com defined in accordance with clause (a) of this section (ii) in which American Greetings Corporation beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests.

     The foregoing provisions of AmericanGreetings.com's amended and restated certificate of incorporation shall expire on the date that American Greetings Corporation ceases to own beneficially common stock representing at least 20% of the total voting power of all classes of outstanding common stock and no person who is a director or officer of AmericanGreetings.com is also a director or officer of American Greetings Corporation or any of its subsidiaries (other than AmericanGreetings.com).

     In addition to any vote of the stockholders required by AmericanGreetings.com's amended and restated certificate of incorporation, until the time that American Greetings Corporation ceases to own beneficially common stock representing at least 20% of the total voting power of all classes of outstanding common stock, the affirmative vote of the holders of more than 80% of the total voting power of all classes of outstanding common stock shall be required to alter, amend or repeal in a manner adverse to the interests of American Greetings Corporation and its subsidiaries (other than AmericanGreetings.com), or adopt any provision adverse to the interests of American Greetings Corporation and its subsidiaries (other than AmericanGreetings.com), or inconsistent with the corporate opportunity provisions described above. Accordingly, so long as American Greetings Corporation beneficially owns common stock representing at least 20% of the total voting power of all classes of outstanding common stock, it can prevent any such alteration, amendment, repeal or adoption.

     Any person purchasing or otherwise acquiring common stock will be deemed to have notice of, and to have consented to, the foregoing provisions of AmericanGreetings.com's amended and restated certificate of incorporation.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, AmericanGreetings.com will have
outstanding      shares of common stock, assuming no exercise of the
underwriters' over-allotment option. Of these shares, the      shares sold in
this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of AmericanGreetings.com as that term is defined in Rule 144 under the Securities Act. On the closing date of this offering, our parent will own all of the shares of our Class B common stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding (which
       will equal approximately      shares immediately after this offering); or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about AmericanGreetings.com. Under Rule 144(k), a person who is not deemed to have been an affiliate of AmericanGreetings.com at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     The shares of common stock held by our parent are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the 1933 Act or pursuant to an exemption from the regulations thereunder, including exceptions provided by Rule 144. Subject to applicable law and to the contractual restriction with the underwriters described below, our parent may sell any and all of the shares of common stock it owns after completion of this offering. The Registration Rights Agreement will provide that our parent will have the right in certain circumstances to require us to use our reasonable best efforts to register for resale shares of common stock held by the parent. See "Related Party Transactions -- Transactions With Our
Parent -- Formation Agreement."

     Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to AmericanGreetings.com who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

     After the closing of this offering, we have agreed not to issue any shares of our capital stock or any rights, warrants, or other securities to purchase or acquire any shares of our capital stock, without the prior consent of our parent. See "Related Party Transactions -- Transactions With Our
Parent -- Formation Agreement." Subject to the foregoing restrictions, we may issue additional shares of common stock to raise equity or make acquisitions. We may also issue additional shares of common stock to our parent in exchange for additional investments of cash or other property by our parent in AmericanGreetings.com.

     In addition, subject to the prior consent of our parent, we may grant options to purchase shares of common stock to employees, non-employee directors and independent contractors of AmericanGreetings.com, pursuant to the 1999 Stock Option Plan. See "Management -- Employee Benefit Plans." We currently expect to file promptly following this offering a registration statement on Form S-8 under
the 1933 Act to register an aggregate of      shares reserved for issuance under
the 1999 Stock Option Plan. Shares issued pursuant to the 1999 Stock Option Plan after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradable without restriction or further registration under the 1933 Act.

LOCK-UP AGREEMENTS

     For a period of 180 days after the date of this prospectus, we, our executive officers, directors and our parent, have agreed, subject to certain exceptions, not to, without approval by Merrill Lynch:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act of 1933 relating to any shares of our common stock,

     - enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or

     - make any demand for, or exercise any right with respect to, the registration of any share of common stock or any securities convertible into or exchangeable for common stock,

provided that we may at any time and from time to time (1) grant options to purchase shares of our Class A common stock under our 1999 Stock Option Plan and
(2) issue shares of our Class A common stock upon the exercise of outstanding options.

     As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) and 701, none of these shares can be sold until 181 days after the date of the final prospectus.
Beginning 181 days after the date of the final prospectus,           of these
shares will be eligible for sale in the public market, although a portion of such shares will be subject to certain volume limitations pursuant to Rule 144. The remaining restricted shares will become eligible for sale from time to time thereafter upon expiration of applicable holding periods under Rule 144 under the Securities Act and AmericanGreetings.com's right to repurchase unvested shares.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Volpe Brown Whelan & Company, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
CIBC World Markets Corp.....................................
Volpe Brown Whelan & Company, LLC...........................
                                                              --------
            Total...........................................
                                                              ========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of our Class A common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closing with respect to the sale of shares of common stock to be purchased by the underwriters are conditioned upon one another.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of our Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to
dealers at such price less a concession not in excess of $     per share of
Class A common stock. The underwriters may allow, and such dealers may reallow,
a discount not in excess of $     per share of Class A common stock to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an
additional      shares of our Class A common stock at the initial public
offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our Class A common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of our Class A common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                  PER SHARE   WITHOUT OPTION   WITH OPTION
                                                  ---------   --------------   -----------
Public offering price...........................
Underwriting discount...........................
Proceeds, before expenses, to
  AmericanGreetings.com.........................

     The expenses of this offering, exclusive of the underwriting discount, are
estimated at $          and are payable by us.

     The shares of Class A common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to           of the shares offered hereby to be sold
to some of our employees, directors and other persons with relationships with us. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We, and our executive officers and directors and American Greetings have agreed, subject to certain exceptions, not to directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act of 1933 relating to any shares of our common stock,

     - enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or

     - make any demand for, or exercise any right with respect to, the registration of any share of common stock or any securities convertible into or exchangeable for common stock,

without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus, provided that we may at any time and from time to time (1) grant options to purchase shares of our Class A common stock under our 1999 Stock Option Plan and (2) issue shares of our Class A common stock upon the exercise of outstanding options. See "Shares Eligible for Future Sale."

NASDAQ NATIONAL MARKET LISTING

     Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions are expected to be price-revenue and discounted price-earnings ratios, include the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, us and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenues and the present state of our development, the percentage interest of our company being sold as compared to the valuation for our company and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our Class A common stock or that our Class A common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     We have made application to list our Class A common stock on the Nasdaq National Market under the symbol "AGCM."

     The underwriters do not expect sales of our Class A common stock to be made to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     The underwriters do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

     We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of this offering.

     Volpe Brown Whelan & Company, LLC has performed in the past, and may perform in the future, various investment banking services for us.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our Class A common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our Class A common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our Class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our Class A common stock.

     If the underwriters create a short position in our Class A common stock in connection with the offering contemplated hereby, i.e., if they sell more shares of our Class A common stock than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our Class A common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

PENALTY BIDS

     The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase shares of our Class A common stock in the open market to reduce their short position or to stabilize the price of our Class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our Class A common stock to the extent that it discourages resales of our Class A common stock.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares of common stock will be passed upon for us by Gordon & Glickson LLC, Chicago, Illinois, our counsel. Certain legal matters will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, our special counsel. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at February 28, 1998 and February 28, 1999, and for each of the three years in the period ended February 28, 1999, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     For more information with respect to AmericanGreetings.com and the Class A common stock offered by this prospectus, see the registration statement and the exhibits and schedule filed by us with the Securities and Exchange Commission on Form S-1 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration.

     The registration statement and its exhibits and schedules may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operations of the public reference facilities in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or any part can also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................   F-2
Balance Sheets as of February 28, 1998 and 1999 and June 30,
  1999 (unaudited)..........................................   F-3
Statements of Operations for the three years ended February
  28, 1999 and the four months ended June 30, 1998 and 1999
  (unaudited)...............................................   F-4
Statements of Cash Flows for the three years ended February
  28, 1999 and the four months ended June 30, 1998 and 1999
  (unaudited)...............................................   F-5
Statements of Stockholder's Deficit for the three years
  ended February 28, 1999 and the four months ended June 30,
  1999 (unaudited)..........................................   F-6
Notes to Financial Statements...............................   F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
AmericanGreetings.com, Inc.

     We have audited the accompanying balance sheets of AmericanGreetings.com, Inc., a wholly-owned subsidiary of American Greetings Corporation, as of February 28, 1998 and 1999, and the related statements of operations, stockholder's deficit and cash flows for each of the three years in the period ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmericanGreetings.com, Inc. at February 28, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 1999, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Cleveland, Ohio
July 28, 1999

                          AMERICANGREETINGS.COM, INC.

                                 BALANCE SHEETS
                              THOUSANDS OF DOLLARS

                                                                FEBRUARY 28,
                                                              -----------------
                                                               1998      1999      JUNE 30, 1999
                                                              ------    -------    -------------
                                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS
Trade accounts receivable...................................  $  932    $ 3,696       $ 2,598
Prepaid partner share expense...............................   3,523      5,211         3,731
Deferred creative and production costs......................      98      1,634         1,755
Other current assets........................................      23        127           142
                                                              ------    -------       -------
     Total current assets...................................   4,576     10,668         8,226
OTHER ASSETS................................................      --         --           743
FIXED ASSETS -- NET.........................................     574        583         2,331
                                                              ------    -------       -------
                                                              $5,150    $11,251       $11,300
                                                              ======    =======       =======
LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................  $  278    $   536       $ 1,144
Accrued compensation........................................      70        136           311
Deferred revenue............................................   1,219      2,986         3,452
                                                              ------    -------       -------
     Total current liabilities..............................   1,567      3,658         4,907
DEFERRED REVENUE............................................   2,187      1,437         1,187
ADVANCES BY PARENT..........................................   5,281      8,324         7,458
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S DEFICIT
Common stock -- par value $1; 100 shares authorized, issued, and outstanding at February 28, 1998 and 1999; par value
$0.001; 10,000 shares authorized and 1,000 shares issued and
outstanding at June 30, 1999................................      --         --            --
Additional paid-in-capital..................................       1          1             1
Accumulated deficit.........................................  (3,886)    (2,169)       (2,253)
                                                              ------    -------       -------
     Total stockholder's deficit............................  (3,885)    (2,168)       (2,252)
                                                              ------    -------       -------
                                                              $5,150    $11,251       $11,300
                                                              ======    =======       =======

                       See notes to financial statements.

                          AMERICANGREETINGS.COM, INC.

                            STATEMENTS OF OPERATIONS
                              THOUSANDS OF DOLLARS

                                                                                  FOUR MONTHS ENDED
                                              FISCAL YEARS ENDED FEBRUARY 28,          JUNE 30,
                                              --------------------------------    ------------------
                                                1997        1998        1999       1998       1999
                                              --------    --------    --------    -------    -------
                                                                                     (UNAUDITED)
Net revenues................................  $ 1,036     $ 3,882     $12,347     $2,972     $6,247
Cost of net revenues........................    1,034       1,919       1,623        572      1,512
                                              -------     -------     -------     ------     ------
Gross profit................................        2       1,963      10,724      2,400      4,735
Operating expenses:
  Sales and marketing.......................    1,929       1,980       5,611      1,231      3,224
  Product development.......................    1,270         959       1,090        266        845
  General and administrative................      430         838       1,340        439        796
                                              -------     -------     -------     ------     ------
     Total operating expenses...............    3,629       3,777       8,041      1,936      4,865
Income (loss) before benefit (provision) for
  income taxes..............................   (3,627)     (1,814)      2,683        464       (130)
Benefit (provision) for income taxes........    1,244         635        (966)      (167)        46
                                              -------     -------     -------     ------     ------
Net income (loss)...........................  $(2,383)    $(1,179)    $ 1,717     $  297     $  (84)
                                              =======     =======     =======     ======     ======

                       See notes to financial statements.

                          AMERICANGREETINGS.COM, INC.

                            STATEMENTS OF CASH FLOWS
                              THOUSANDS OF DOLLARS

                                                                                   FOUR MONTHS ENDED
                                                FISCAL YEARS ENDED FEBRUARY 28,         JUNE 30,
                                                -------------------------------    ------------------
                                                  1997        1998       1999       1998       1999
                                                --------    --------    -------    ------    --------
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss).............................  $(2,383)    $(1,179)    $1,717     $ 297     $   (84)
Adjustments to reconcile to net cash (used by)
  provided by operating activities:
  Depreciation................................      110         358        393       118         263
  Changes in operating assets and liabilities:
     (Increase) decrease in trade accounts
       receivable.............................     (269)       (663)    (2,764)     (425)      1,098
     (Increase) decrease in prepaid partner
       share expense..........................       --      (3,523)    (1,688)      128       1,480
     Increase in deferred creative and
       production costs.......................       --         (98)    (1,536)     (622)       (121)
     (Increase) decrease in other current
       assets.................................      (64)         55       (104)        2         (15)
     Increase (decrease) in accounts payable
       and other liabilities..................      202          21        324      (167)        783
     Increase (decrease) in deferred
       revenue................................       --       3,406      1,017      (218)        216
                                                -------     -------     ------     -----     -------
  Cash (Used by) Provided by Operating
     Activities...............................   (2,404)     (1,623)    (2,641)     (887)      3,620

INVESTING ACTIVITIES:
Increase in other assets......................       --          --         --        --        (743)
Fixed asset additions.........................     (350)       (228)      (402)      (79)     (2,011)
                                                -------     -------     ------     -----     -------
  Cash Used by Investing Activities...........     (350)       (228)      (402)      (79)     (2,754)

FINANCING ACTIVITIES:
Advances from (to) parent -- net..............    2,754       1,851      3,043       966        (866)
                                                -------     -------     ------     -----     -------
  Cash Provided by (Used by) Financing
     Activities...............................    2,754       1,851      3,043       966        (866)
                                                -------     -------     ------     -----     -------

CHANGE IN CASH AND CASH EQUIVALENTS...........       --          --         --        --          --
  Cash and Cash Equivalents at Beginning of
     Period...................................       --          --         --        --          --
                                                -------     -------     ------     -----     -------
  Cash and Cash Equivalents at End of
     Period...................................  $    --     $    --     $   --     $  --     $    --
                                                =======     =======     ======     =====     =======

                       See notes to financial statements.

                          AMERICANGREETINGS.COM, INC.

                      STATEMENTS OF STOCKHOLDER'S DEFICIT
                              THOUSANDS OF DOLLARS

                                                              ADDITIONAL
                                                   COMMON      PAID-IN-     ACCUMULATED
                                                    STOCK      CAPITAL        DEFICIT       TOTAL
                                                   -------    ----------    -----------    -------
BALANCE MARCH 1, 1996............................     $--           $1        $  (324)     $  (323)
Net loss.........................................                              (2,383)      (2,383)
                                                   -------     -------        -------      -------
BALANCE FEBRUARY 28, 1997........................      --            1         (2,707)      (2,706)
Net loss.........................................                              (1,179)      (1,179)
                                                   -------     -------        -------      -------
BALANCE FEBRUARY 28, 1998........................      --            1         (3,886)      (3,885)
Net income.......................................                               1,717        1,717
                                                   -------     -------        -------      -------
BALANCE FEBRUARY 28, 1999........................      --            1         (2,169)      (2,168)
Net loss (Unaudited).............................                                 (84)         (84)
                                                   -------     -------        -------      -------
BALANCE JUNE 30, 1999 (Unaudited)................     $--           $1        $(2,253)     $(2,252)
                                                   =======     =======        =======      =======

                       See notes to financial statements.

                          AMERICANGREETINGS.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               FEBRUARY 28, 1999
            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE FOUR MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)
                              THOUSANDS OF DOLLARS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF COMPANY: AmericanGreetings.com, Inc. ("the Company" or "AmericanGreetings.com, Inc.") is a leading Web-based provider of greetings and other social expression content to consumers. AmericanGreetings.com, Inc. was incorporated in June 1999 (See Note H) as a successor to the on-line greeting, social expression and personal creativity operations of American Greetings Corporation and its subsidiaries, which began in July 1995 ("Inception"). The Company is a wholly-owned subsidiary of American Greetings Corporation ("the Parent" or "American Greetings"), a publicly-traded corporation. The accompanying financial statements have been prepared as if the Company operated as a stand-alone entity since Inception. All of the accounting judgments, estimations and allocations in the financial statements are based on assumptions that management believes are reasonable.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     REVENUE RECOGNITION: To date, the Company has generated its revenues from two primary sources: (1) the sale of on-line subscription programs through its own Web site on the Internet and through co-branded sites with its distribution partners and (2) the license of content and intellectual property.

  Online Subscription Programs

     The Company generates revenue from various online subscription programs. Revenues relating to the sale of online greetings are recognized ratably over each subscriber's subscription period, currently either one or six months. With respect to the sale of a fixed number of online greetings for a fixed price, which have been offered in the past, revenue was recognized over the period the greetings were used, generally ranging from four to six months, or expired which was considered to occur after 90 days of inactivity. During June and July of 1999, all fixed greetings users were converted to a three month subscription program. Deferred revenue related to these users, at the date of upgrade, is being recognized ratably over the three month term of the subscription. Subscriptions are charged to customers' credit cards and are billed in advance of the subscription period. Deferred revenue includes subscription fees which have been collected, but for which revenue has not yet been recognized.

  Licensing of Personal Creativity Content and Intellectual Property

     The Company recognizes revenue from the licensing of personal creativity content to software vendors when products are sold by the software vendors to the retailer or the original equipment manufacturer (OEM). Revenue generated by the license of intellectual property is recognized over the term of related license agreements. Deferred revenue includes licensing fees which have been collected, but for which revenue has not yet been recognized. Amounts to be recognized in income in the next twelve months are classified as a current liability in the accompanying balance sheets.

     FINANCIAL INSTRUMENTS: The carrying values of the Company's financial instruments approximate their fair values.

     CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of accounts receivable from certain computer software companies. The Company conducts business based on periodic evaluations of its customers' financial condition and generally does not require collateral. The accounts receivable balance at February 28, 1999 and

                          AMERICANGREETINGS.COM, INC.

at June 30, 1999 was primarily (92% and 87%, respectively) composed of receivables from the licensing of content and intellectual property to Mindscape, a division of Mattel Inc.

     RELIANCE ON CERTAIN RELATIONSHIPS: The Company derives a significant portion of its net revenues (42% in 1999 and 64% for the four months ended June 30, 1999) from the sale of on-line greetings and personal creativity content marketed and distributed through America Online, Inc. (AOL) under a three year agreement, which expires February 28, 2001. In July 1999, AOL and the Company entered into a new agreement which expanded the scope of their interactive marketing agreement (See Note D). There can be no assurance that the Company will maintain its relationship with AOL beyond the term of the new agreement, or that it will be able to find an alternative distribution partner capable of providing comparable services on terms acceptable to the Company after this agreement expires. The Company expects that other partnerships would be available.

     The Company also derives a significant portion of its net revenues (36% in 1999 and 26% for the four months ended June 30, 1999) from royalties earned from the licensing of trademarks and personal creativity content to Mindscape, under a four year agreement which expires January 31, 2002. Under the terms of the agreement, the Company is required to provide Mindscape with content (consisting primarily of digitized artwork) and certain copyrighted material and trademarks. In exchange for the content and trademarks, Mindscape agreed to pay certain guaranteed licensing and royalty fees over the contract term. Additionally, the agreement contains provisions which allow for Mindscape to extend the term if royalty payments to the Company meet specified levels. Costs incurred to create digitized artwork and content for Mindscape under this agreement are capitalized and amortized on a straight-line basis over one year, the operating period that Mindscape typically markets each new product, beginning on the date the software is shipped to retailers or OEMs. There can be no assurance that the Company will maintain its relationship with Mindscape beyond the term of the existing agreement, or that it will be able to find an alternative software vendor capable of providing comparable services. However, the Company expects that other vendors would be available.

     PRODUCT DEVELOPMENT COSTS: Product development costs associated with products and services to be marketed through the Internet are expensed when incurred.

     FIXED ASSETS: Fixed assets are carried at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, which generally range from two to seven years. Fixed assets are reviewed periodically for impairment in accordance with Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the assets.

     ADVERTISING EXPENSE: Advertising costs are expensed as incurred. Advertising expense was $708, $190 and $26 in 1997, 1998, and 1999, respectively.

     RESEARCH AND DEVELOPMENT EXPENSE: Research and development costs are expensed as incurred. Research and development costs include those expenses incurred in the investigation and creation of new products or services, or in significant improvements to existing products or processes, whether intended for sale or internal use where those expenditures have certain future value. No research and development costs were incurred in 1997 and 1998 while such costs were $76 in 1999.

     INCOME TAXES: The Company is a wholly-owned subsidiary of American Greetings Corporation which files a consolidated federal income tax return. The taxable income or loss of the Company from its Inception to February 28, 1999 was included in the consolidated tax returns of the Parent. Separate income tax returns

                          AMERICANGREETINGS.COM, INC.

were not filed for the Company. For all periods presented, deferred income taxes and the related tax provision or benefit have been prepared as if the Company had been a separate taxpayer.

     NEW PRONOUNCEMENTS:  In June 1997, the Financial Accounting Standards Board
(FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for the way companies report information about operating segments in annual financial statements. The disclosures prescribed by SFAS No. 131 are effective for the year ended February 28, 1999. The Company currently operates in one segment.

     In April 1998, The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." The Standard is effective for the Company for its fiscal year which began March 1, 1999. This Standard requires that start-up costs, as defined, be written off and any future start-up costs be expensed as incurred. The Company expenses start-up costs as incurred and, therefore, adoption of this Standard did not have a significant impact on the Company's financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Standard, which establishes new accounting and reporting standards for derivative financial instruments, must be adopted for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not currently have any derivative instruments and, therefore, does not expect the Standard to have a material effect on its financial position or results of operations.

     CHANGE OF FISCAL YEAR: Effective March 1, 1999 AmericanGreetings.com, Inc. changed from a fiscal year ending on February 28 or February 29, to a calendar year-end. As a result, AmericanGreetings.com, Inc. has included in the accompanying financial statements a four month transitional period corresponding with its new calendar quarter ended June 30, 1999. The Company's 1999 transitional year financial statements to be included in its Form 10-K filing will include its operations for the period from March 1, 1999 through December 31, 1999. AmericanGreetings.com, Inc.'s first full calendar year ending December 31 will be the year ending December 31, 2000. AmericanGreetings.com, Inc. is undertaking this change in order to facilitate the comparability of its results of operations and financial condition with that of other publicly traded Internet companies.

     INTERIM FINANCIAL INFORMATION: The accompanying balance sheet as of June 30, 1999, the related statements of operations and cash flows for the four months ended June 30, 1998 and 1999, and the statement of stockholder's deficit for the four months ended June 30, 1999 ("Interim Financial Statements") have been prepared by the Company in accordance with generally accepted accounting principles (GAAP) for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The Interim Financial Statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the results for such periods. Operating results for the four month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 1999.

NOTE B -- EARNINGS PER SHARE

     Prior to the reorganization described in Note H, the Company had 100 shares of common stock outstanding and, accordingly, historical earnings per share data is not considered meaningful.

                          AMERICANGREETINGS.COM, INC.

NOTE C -- FIXED ASSETS

                                                             FEBRUARY 28,
                                                           ----------------    JUNE 30,
                                                            1998      1999       1999
                                                           ------    ------    --------
Fixtures and equipment...................................  $1,069    $1,471    $ 3,482
Less accumulated depreciation............................    (495)     (888)    (1,151)
                                                           ------    ------    -------
                                                           $  574    $  583    $ 2,331
                                                           ======    ======    =======

NOTE D -- PREPAID PARTNER SHARE EXPENSE

     Prepayments relating to revenue sharing agreements with certain companies are charged to operations over the effective period of each agreement or, if greater, as revenue is earned.

     In September 1997, the Company and AOL entered into an online distribution relationship under an interactive marketing agreement (the AOL Contract), pursuant to which the Company is the only party authorized by AOL to maintain an online site offering greeting card products on AOL's service. Prepaid partner share expense includes approximately $2.7 million and $5.0 million at February 28, 1998 and 1999, respectively, relating to unamortized prepaid revenue sharing payments under the AOL Contract. The Company is amortizing these prepaid expenses over the term of the agreement consistent with the contract's revenue sharing provisions. In July 1999, the Company and AOL entered into a new agreement which expanded the scope of their relationship.

     Remaining payment obligations under the existing AOL contract were canceled in connection with the new agreement. Under the new agreement, the Company has committed to pay AOL $100.0 million over the 66 month term of the contract, of which $25.0 million is required to be paid in 1999, $20.0 million in 2000, $20.0 million in 2001, $20.0 million in 2002, and $15.0 million in 2003. The Company will amortize these costs as sales and marketing expenses on a straight line basis over the term of the new agreement. Certain additional amounts will also be due AOL consistent with the revenue sharing provisions of the contract. The new contract may be renewed beyond December 2004 at the option of AOL.

     In addition, the Company has entered into interactive marketing agreements with other service providers, which permit a link from the service providers' sites to a co-branded version of the Company's web site. These agreements generally allow for a sharing of the gross sales revenues between the Company and the Internet service providers. Prepaid partner share expense includes $0.8 million and $0.2 million at February 28, 1998 and 1999, respectively, relating to these other agreements. The costs associated with these agreements are being amortized over the lesser of the term of the agreement (generally six months to two years) or as the sharing of revenue is earned.

     The Company periodically evaluates the realizability of prepayments under these agreements and, if necessary, recognizes a write down of these assets to their net realizable value.

NOTE E -- RETIREMENT PLAN

     The Parent has a non-contributory profit-sharing plan with a contributory 401(k) provision that covers most of its United States employees, including employees of the Company. Contributions to the profit-sharing plan charged to the Company were $64, $93 and $260 for 1997, 1998 and 1999, respectively. In addition, the Parent matches a portion of 401(k) employee contributions contingent upon meeting specified annual operating results goals. The Company's matching costs were $9, $12 and $63 in 1997, 1998 and 1999, respectively. These costs are included in Corporate expense allocations -- see Note F.

                          AMERICANGREETINGS.COM, INC.

NOTE F -- RELATED PARTY TRANSACTIONS

     Since Inception, the Parent has provided non-interest bearing advances to the Company for working capital and fixed asset purchases which aggregated $5,281 and $8,324 at February 28, 1998 and 1999, respectively, and $7,458 at June 30, 1999. The Company's operations are part of the Parent's centralized cash management system and its centralized payroll system. Under the cash management system, cash receipts and disbursements arising from the Company's operations are transferred to or funded from the Parent's operating cash accounts. Payroll costs are computed by the Parent and are paid from the Parent's operating cash accounts. Payroll costs are recorded in the Parent's centralized payroll system and are transferred to the Company's general ledger system.

     It is the Parent's intention to continue to fund these cash needs and to not require repayment of these advances. It is anticipated that when the Company completes its formation agreement in connection with its anticipated initial public offering of common stock (see Note H), the then net advance by Parent will be contributed to capital.

     Related party expenses included in these financial statements include corporate overhead costs allocated from the Parent (Corporate expense allocation) and costs incurred on behalf of the Company by the Parent (Corporate pass-through charges).

     Corporate expense allocations: The Parent provides indirect management services to the Company, including corporate management, treasury, accounting, risk management, certain legal services, and other indirect administrative functions. These costs have been allocated to the Company based on the Company's total net revenue to the Parent's total net revenue. The Company is also charged a pro-rata share, based on square footage, of the maintenance, security and other costs to run the Parent's office building. The Company is charged a pro-rata share, based on number of employees, of corporate benefit programs, employee development and payroll services costs. The Company has been charged for the retirement benefit programs relating to its employees as were incurred by the Parent. The corporate expense allocations related to the Company included within the accompanying statements of operations were approximately $105, $198 and $529 for 1997, 1998, and 1999, respectively.

     Corporate pass-through charges: The Parent incurred costs that were directly charged to the Company as follows:

                                                               YEARS ENDED FEBRUARY 28,
                                                              --------------------------
                                                               1997      1998      1999
                                                              ------    ------    ------
Rent........................................................   $ 90      $ 23      $ 83
Payroll taxes and benefits..................................    216       357       522
Other.......................................................     68        73        51
                                                               ----      ----      ----
Total.......................................................   $374      $453      $656
                                                               ====      ====      ====

     Management believes that the basis used for allocating corporate services is reasonable. While the terms of these transactions may differ from those that would result from transactions among unrelated parties, management does not believe such differences would be material.

                          AMERICANGREETINGS.COM, INC.

     The aforementioned expenses are included in the accompanying statements of operations as follows:

                                                            YEARS ENDED FEBRUARY 28,
                                                          ----------------------------
                                                           1997       1998       1999
                                                          -------    -------    ------
Sales and marketing.....................................  $    87    $   196    $  279
Product development.....................................       89        135       193
General and administrative..............................      303        320       713
                                                          -------    -------    ------
Total...................................................  $   479    $   651    $1,185
                                                          =======    =======    ======

     One of the Company's directors also serves as an officer and director of the Parent.

NOTE G -- INCOME TAXES

                                                            YEARS ENDED FEBRUARY 28,
                                                          ----------------------------
                                                           1997       1998       1999
                                                          -------    -------    ------
Income (loss) before income taxes:......................  $(3,627)   $(1,814)   $2,683
                                                          =======    =======    ======
Provision (benefit) for income taxes:
Current.................................................  $(1,236)   $  (663)   $  952
Deferred................................................       (8)        28        14
                                                          -------    -------    ------
Total...................................................  $(1,244)   $  (635)   $  966
                                                          =======    =======    ======

     The statutory federal income tax and the effective income tax rate are reconciled as follows:

                                                            YEARS ENDED FEBRUARY 28,
                                                          ----------------------------
                                                           1997       1998       1999
                                                          -------    -------    ------
Statutory rate..........................................     35.0%      35.0%     35.0%
Other...................................................     (0.7)%       --       1.0%
                                                          -------    -------    ------
Effective tax rate......................................     34.3%      35.0%     36.0%
                                                          =======    =======    ======

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                  FEBRUARY 28,
                                                          ----------------------------
                                                           1997       1998       1999
                                                          -------    -------    ------
Deferred tax assets (liabilities):
Depreciation............................................  $    (8)   $    23    $   39
Valuation reserve.......................................       --        (23)      (39)
                                                          -------    -------    ------
Net deferred tax liability..............................  $    (8)   $    --    $   --
                                                          =======    =======    ======

     Due to the Company's history of operating losses the realization of the deferred tax asset is uncertain. The Company has, therefore, provided a full valuation allowance against the deferred tax asset.

NOTE H -- SUBSEQUENT EVENTS (UNAUDITED)

     AGREEMENTS WITH AMERICAN GREETINGS CORPORATION: Prior to the closing of the Company's anticipated initial public offering, the Company and American Greetings Corporation intend to enter into a Formation Agreement whereby American Greetings Corporation will contribute to capital its advances and $50 million. At February 28, 1999 and June 30, 1999, advances by parent totaled $8,324 and $7,458, respectively.

                          AMERICANGREETINGS.COM, INC.

     Cross-Licensing Agreement: In connection with the planned Formation Agreement, American Greetings Corporation intends to grant the Company exclusive rights to use "American Greetings" and the American Greetings rose logo in the electronic market. American Greetings also intends to grant the Company exclusive rights to use trademarks closely identified with the Company's business, including "CreataCard" and other "Creata-" derivations, and non-exclusive rights to other existing American Greetings trademarks such as "Carlton", "Intuitions" and "Balloon Zone". AmericanGreetings.com, Inc. and American Greetings Corporation will also agree to grant each other broad exclusive licenses to use, copy and modify all respective present and future social expression art, and non-exclusive license to all present and future social expression verse. Both parties will be entitled to retain ownership of derivative works of social expression art that they create or commission.

     In the cross-license agreement the Company will agree to pay royalties to American Greetings Corporation with respect to the American Greetings Corporation's trademarks and licenses to all American Greetings social expression art and verse. Pursuant to this agreement, the Company will pay American Greetings fixed royalty charges of $24 million over a three year period beginning July 1, 1999. Thereafter, the Company will pay American Greetings a royalty of 3% of its net revenue for all periods after June 30, 2002, with a minimum annual royalty payment of $5 million.

     Services Agreement: The Company and American Greetings will enter into an administrative services agreement, under which American Greetings will provide AmericanGreetings.com, Inc. with requested back office infrastructure and certain operational and administrative services at American Greetings Corporation's cost plus 10% and a web services agreement under which AmericanGreetings.com, Inc. will provide certain Internet-related technology development and implementation services at AmericanGreetings.com, Inc.'s cost plus 10%.

     Tax Matters Agreement: Also in connection with the anticipated Formation Agreement, the Company and American Greetings Corporation will enter into a tax sharing and indemnification agreement. Pursuant to this agreement, for as long as the Company remains a member of the American Greeting's consolidated tax group, the Company will pay its proportionate share of its Parent's tax liability computed as if the Company were filing a separate return. Further, under the tax agreement, to the extent that American Greetings Corporation uses any of the Company's tax losses, it will be required to reimburse the Company to the extent of any such benefits utilized.

     PURCHASE OF DOMAIN NAME: In May 1999, AmericanGreetings.com, Inc. acquired the rights to the domain name ag.com, including the registration of the domain name with Network Solutions, Inc., from the previous holder of these rights.

INSIDE BACK COVER ARTWORK

[pictures of some of AmericanGreetings.com's products, features and services]

[text: Some of the Products, Features and Services]

[text: Electronic greetings that simply say hello]

[text: Greetings with animation, sound, music and interactivity]

[text: Animated Hi-Brow Comix that one can both enjoy and e-mail to friends]

[text: Paper greeting cards that you can personalize and print yourself]

[text: Craft, party and other print projects you can make and print yourself]

[text: Cartoons and other funny stuff that you can print yourself and share]

[text: Paper cards that you personalize and order, and we print and mail for you]

[text: Free address book and reminder services]

[text: Both free and subscription offerings of all types of products]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THROUGH AND INCLUDING           1999 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                             SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                               CIBC WORLD MARKETS

                          VOLPE BROWN WHELAN & COMPANY

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  EXHIBIT LIST

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 1.1*     Form of purchase agreement.
 3.1      Certificate of incorporation of registrant.
 3.2      Form of amended and restated certificate of incorporation of registrant (included as Exhibit A to Exhibit 10.3).
 3.3      Bylaws of registrant.
 3.4      Form of amended and restated bylaws of registrant (included as Exhibit A to Exhibit 10.3).
 4.1*     Specimen stock certificate of registrant's common stock.
 5.1*     Opinions of Gordon & Glickson LLC and Wilson Sonsini
          Goodrich & Rosati, Professional Corporation.
10.1*     Form of registrant's 1999 Stock Option Plan.
10.2*     Form of indemnification agreement for directors and
          officers.
10.3      Form of Formation Agreement with American Greetings.
10.4      Form of Cross-License Agreement with American Greetings.
10.5      Form of Web Services Agreement with American Greetings.
10.6      Form of Administrative Services Agreement with American
          Greetings.
10.7      Form of Registration Rights Agreement with American
          Greetings.
10.8      Form of Tax and Indemnification Agreement with American
          Greetings.
10.9**    AOL Interactive Marketing Agreement.
10.10**   Yahoo! License and Promotion Agreement.
10.11**   Mindscape Electronic Publishing Development Agreement.
23.1      Consent of Ernst & Young LLP.
23.2*     Consents of Gordon & Glickson LLC and Wilson Sonsini
          Goodrich & Rosati (included in Exhibit 5.1).
24.1      Power of Attorney (filed herewith on the signature page of this registration statement).
27.1      Financial data schedule.

---------------
 *To be filed by amendment.

**Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Commission. Omitted portions have been filed separately with the Commission.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the costs and expenses, other than underwriting discounts and commissions, incurred and to be incurred by the registrant in connection with the issuance and distribution of the securities registered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers filing fee.

SEC registration fee........................................   $16,680
NASD filing fee.............................................     6,500
Nasdaq National Market listing fee..........................     1,000
Printing....................................................        --
Legal fees and expenses.....................................        --
Accounting fees and expenses................................        --
Blue sky fees and expenses..................................        --
Custodial fees..............................................        --
Transfer agent and registrar fees...........................        --
Miscellaneous...............................................        --
          Total.............................................

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of Delaware, or the DGCL, provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that any such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses, including attorneys' fees, in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, including attorneys' fees, which such officer or director actually and reasonably incurred. The foregoing description is qualified in its entirety by reference to the more detailed provisions of
Section 145 of the DGCL.

     Section 102 of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (1) breaches such person's duty of loyalty to the corporation or its stockholders, (2) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (3) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of
Section 174 of the DGCL or (4) obtains an improper personal benefit.

     In accordance with the DGCL, the registrant's certificate of incorporation contains a provision to limit the personal liability of its directors for monetary damages for breach of their fiduciary duty to the fullest extent permitted by the DGCL now, or as it may hereafter be amended.

     In addition, as permitted by the DGCL, the registrant's bylaws provide that
(1) the registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law; (2) the registrant may indemnify its employees and agents to the maximum extent permitted by Delaware law; (3) the registrant is required to advance expenses incurred by its directors and officers in connection with defending a proceeding, except that a director or officer must undertake to repay any advances if it should ultimately be determined that the director or officer is not entitled to indemnification; (4) the rights conferred in the bylaws are not exclusive; and (5) the registrant may not retroactively amend the bylaw provisions in a way that adversely affects any director or officer.

     The purchase agreement provides for indemnification by the underwriters of the registrant and its directors and officers who sign this registration statement against certain liabilities, including liabilities under the Securities Act of 1933. A form of the purchase agreement is provided as Exhibit
1.1 hereto. The registrant has entered into indemnification agreements with its officers and directors. A form of the indemnification agreement is provided as
Exhibit 10.2 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On June 30, 1999 the registrant issued 1,000 shares of its common stock to AGC Investments, Inc., a Delaware corporation and a wholly-owned subsidiary of American Greetings, for $1,000 in a private placement. An exemption is claimed under Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

      EXHIBIT
      NUMBER                          DESCRIPTION OF DOCUMENT
      -------                         -----------------------
       1.1*         Form of purchase agreement.
       3.1          Certificate of incorporation of registrant.
       3.2          Form of amended and restated certificate of incorporation of registrant (included as Exhibit A to Exhibit 10.3).
       3.3          Bylaws of registrant.
       3.4          Form of amended and restated bylaws of registrant (included as Exhibit A to Exhibit 10.3).
       4.1*         Specimen stock certificate of registrant's common stock.
       5.1*         Opinions of Gordon & Glickson LLC and Wilson Sonsini
                       Goodrich & Rosati, Professional Corporation.
      10.1*         Form of registrant's 1999 Stock Option Plan.
      10.2*         Form of indemnification agreement for directors and
                       officers.
      10.3          Form of Formation Agreement with American Greetings.
      10.4          Form of Cross-License Agreement with American Greetings.
      10.5          Form of Web Services Agreement with American Greetings.
      10.6          Form of Administrative Services Agreement with American
                       Greetings.
      10.7          Form of Registration Rights Agreement with American
                       Greetings.
      10.8          Form of Tax and Indemnification Agreement with American
                       Greetings.
      10.9**        AOL Interactive Marketing Agreement.
      10.10**       Yahoo! License and Promotion Agreement.
      10.11**       Mindscape Electronic Publishing Development Agreement.
      23.1          Consent of Ernst & Young LLP.
      23.2*         Consents of Gordon & Glickson LLC and Wilson Sonsini
                       Goodrich & Rosati, Professional Corporation (included in
                       Exhibit 5.1).
      24.1          Power of Attorney (filed herewith on the signature page of this registration statement).
      27.1          Financial data schedule.

---------------

 * To be filed by amendment.

** Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Commission. Omitted portions have been filed separately with the Commission.

  (b) Financial Statement Schedules

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or the information is contained in the financial statements and related notes and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing, as specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on this 13th day of August 1999.

                                            AMERICANGREETINGS.COM, INC.

                                            By:      /s/ JOHN M. KLIPFELL
                                              ----------------------------------
                                                Name: John M. Klipfell
                                                Title: Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints each of John M. Klipfell and Maureen M. Spooner or any of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for such person in any and all capacities, to sign (1) any and all amendments, including any and all post-effective amendments, to this registration statement, and (2) any and all additional registration statements, and any and all amendments thereto, relating to this registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON AUGUST 13, 1999 IN THE CAPACITIES INDICATED:

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                /s/ JOHN M. KLIPFELL                   Chief Executive Officer and Director
-----------------------------------------------------    (principal executive officer)
                  John M. Klipfell

               /s/ MAUREEN M. SPOONER                  Chief Financial Officer (principal financial
-----------------------------------------------------    and accounting officer)
                 Maureen M. Spooner

                /s/ HERBERT H. JACOBS                  Director
-----------------------------------------------------
                  Herbert H. Jacobs

                 /s/ JAMES C. SPIRA                    Chairman of the Board of Directors
-----------------------------------------------------
                   James C. Spira

                   /s/ MORRY WEISS                     Director
-----------------------------------------------------
                     Morry Weiss